PE
12-31-03

04011678

2003

Answers for Shareholders

MAR 1 5 2004

ARLS

Lilly

Answers That Matter.

Eli Lilly and Company Annual Report, Notice of Annual Meeting, and Proxy Statement

YEAR IN REVIEW

FINANCIALS

PROXY STATEMENT

CORPORATE INFORMATION

2003 FINANCIAL HIGHLIGHTS

Eli Lilly and Company and Subsidiaries (Dollars in millions, except per-share data) Year Ended December 31	2003	2002	Change %
Net sales	**$12,582.5**	$11,077.5	14
Research and development	**2,350.2**	2,149.3	9
Research and development as a percent of sales	**18.7%**	19.4%	
Net income	**$ 2,560.8**	$ 2,707.9	(5)
Earnings per share—basic	**2.38**	2.51	(5)
Earnings per share—diluted	**2.37**	2.50	(5)
Dividends paid per share	**1.34**	1.24	8
Capital expenditures	**1,706.6**	1,130.9	51


Sidney Taurel, chairman of the board, president, and chief executive officer, spoke to employees worldwide via broadcast television in January 2004. Their success in overcoming the unprecedented challenges of the past couple of years puts the company on the threshold of historic opportunity, he said.
"I am honored to lead an organization of talented and committed people who are making a real difference every day in the lives of millions of people. And now, as we are rolling out the most impressive array of new medicines in the pharmaceutical industry, we are poised to fulfill our aspirations and make a difference to millions more. It's up to us to make it happen. I'm sure we can. And I know we will."

TO OUR SHAREHOLDERS

The changes you see in this year's annual report are a small part of a much broader effort to focus on the needs of our external stakeholders and, at the same time, to be more productive with every dollar we spend. We saw an opportunity to free up some resources by refocusing on what our shareholders really want from this document. The favorable reaction we've had to the question-and-answer segments in recent reports tells us that what you want is simply clear, concise financial information and straightforward answers to your questions about how the company is doing and where it is heading. I will do my best to provide those answers in this and future reports. But first, as context, let me offer a brief overview of our performance in 2003.

In terms of financial results, we delivered strong sales growth of 14 percent for the year. Reflecting heavy investment to support an unprecedented flow of innovation, net income and diluted earnings per share both decreased 5 percent. However, excluding unusual charges and a one-time gain on an out-licensing transaction, as described on page 8, our earnings would have increased slightly.

In fact, we're coming off a year of strong operational performance. We met important milestones in all key dimensions of our strategy in 2003, reflecting a sustained and successful effort to build our capabilities. For a number of years, we've been investing in the tools, technologies, processes, and people that we believe are essential to winning with our innovation-centered strategy. As a result, we are a much stronger company today than we were even a few years ago.

Without question, the success of our research and development pipeline was the big story of the year. Within the space of 15 months, Lilly has launched five new products, beginning with Forteo® for osteoporosis and Strattera® for ADHD, followed by Cialis® for erectile dysfunction, Symbyax™ for bipolar depression, and most recently by our new cancer agent, Alimta®. Later this year, we expect to add Cymbalta™ for depression and duloxetine for stress urinary incontinence. With those launches, we will have more than doubled our portfolio of growth products in a two-year span—a feat unprecedented in the industry. Also, continuing our pattern for the last decade, five of these new products are first-in-class drugs, while two represent best-in-class products. This outpouring runs very much against the trend of the times. Many of our peers have been experiencing a decrease in R&D productivity.

Lilly's current flood of industry-leading launches is the result of several actions taken over the last decade to improve productivity and create leading-edge capabilities in R&D. These include, first and foremost, a financial commitment to R&D that is at the top of the industry relative to sales. In addition, we have recruited top talent from academia as well as from industry, including an unusually large number of research physicians. In another important restructuring, we have been capitalizing on our unique and highly productive biotechnology assets and integrating them with our small-molecule research expertise. The creative output of all our talented people is optimized by a rigorous portfolio management process.

As we move forward, we continue to focus on reducing the number of compounds that fail in late-stage development. More and more, our researchers are building and using a knowledge base of biomarkers—physiological clues from early-stage research—that allow us to better predict which drug candidates are most likely to succeed at later phases of testing. Moreover, we are investing in brand new tools and technologies. For example, our acquisition of AME—Applied Molecular Evolution—will afford us access to cutting-edge technologies for creating custom-designed biotechnology drugs. In addition, one of our e-business ventures, InnoCentive, has created a global online forum for posting unsolved technical problems

Nine Key Growth Products Collectively Delivered 24 Percent Increase in Net Sales
($ millions; percentages represent changes from 2002)

The company's established key growth products—Zyprexa, Humalog, Gemzar, Evista, and Actos—generated $1.1 billion of incremental net sales and $7.7 billion of total net sales in 2003. In addition, our newly launched growth products—Strattera, Cialis, Forteo, and Xigris—generated $670 million of net sales in 2003. Combined, all our key growth products grew 24 percent for the year.


Established Growth Products
Newly Launched Growth Products
Zyprexa +$588 +16%
Humalog +$187 +22%
Gemzar +$147 +17%
Evista +$100 +12%
Actos +$40 +10%
Strattera +$368 NM
Cialis +$74 NM
Forteo +$60 NM
Xigris +$60 +60%

and securing solutions from scientists around the world. It's a groundbreaking application of one of our guiding concepts—that of doing "research without walls."

At the same time, we've greatly strengthened our sales and marketing functions to capture the full value of our innovative products. For example, in response to the tremendous expansion of our product portfolio, we will have nearly doubled the size of our U.S. selling presence (including partners) between 1999 and 2004. By the end of this year, our sales force outside the U.S. will be about 50 percent larger than it was four years ago. However, our main focus has not been on getting bigger but on becoming more responsive to our customers and better able to address their needs.

In addition to fine-tuning our skills in the traditional marketing and selling efforts directed at providers and private payers, we've enhanced our ability to compete in consumer marketing and created the industry's first business-to-government sales organization. We're using both new and traditional communications technology to build vital two-way relationships with our customers. For instance, launches of both Forteo and Strattera benefited greatly from feedback coming through our U.S. call center—a facility that now handles some 3,500 inquiries each week. In both cases, we were able to learn about special needs and concerns from patients or caregivers and bring our medical expertise to bear on offering effective answers.

Four consecutive quarters of double-digit sales growth from our established brands are powerful evidence of the value of what we've built in this part of the business. Gemzar® and Humalog® both became billion-dollar products in 2003, and Evista® is "knocking on the door" at over $920 million. Zyprexa sales increased by 16 percent, to $4.3 billion, with especially strong growth coming from outside the U.S. Finally, the outstanding launches of our new products—Strattera, Forteo, and Cialis—combined to deliver more than $500 million in revenues for the year.

We've also done a great deal of work in manufacturing to build world-class manufacturing capabilities and address quality issues in this area. We've made significant investments in modernizing our facilities, as well as creating new capacity for our growth products. We've hired and transferred into manufacturing and quality hundreds of experienced employees with high levels of expertise and undertaken a massive training and development program. We've also been working to streamline and simplify our processes in these operations.

We made very significant progress in 2003 as illustrated by the FDA's decision to consider the company's injectable and dry product plants in Indianapolis to be in a state of compliance with current Good Manufacturing Practices. This subsequently led to a successful preapproval inspection for Zyprexa® IntraMuscular at Indianapolis. Based on this outcome, the FDA has indicated that it does not currently believe a preapproval inspection for Cymbalta will be necessary, although such an inspection remains at the discretion of the FDA. In addition, we've had two successful preapproval inspections for Cialis and Alimta. We are pleased with the progress we've made thus far and are committed not only to sustain it but to make Lilly the benchmark for quality within the industry.

Finally, partnering has become an integral skill in all phases of our business. Our partnerships with Centocor for ReoPro®, with Takeda for Actos®, and now with ICOS for Cialis have all extended beyond product development and into the arena of sales and marketing. As we look ahead, we will partner with Quintiles to market Cymbalta in the U.S. and Boehringer Ingelheim for Cymbalta outside the U.S. and duloxetine SUI worldwide, excluding Japan. Recognizing the growing contribution of partnering all along the value chain, we have elevated it to a key role in our strategy and created the industry's first office of alliance management to keep learning and improving in this vital dimension. Ultimately, partnering enhances our ability to keep winning as a mid-sized competitor in a world of behemoths. It serves as a tremendous "force multiplier" for all the other capabilities we have built—a way of adding strength without adding size.

Overall, I believe the people of Lilly have successfully met each of the key challenges that we have faced. In terms of our operational fitness, we are now well positioned to deliver on our promise of strong growth. Looking ahead, I believe the next set of challenges is not internal or even competitive issues. Rather they arise in the arena of public policy that increasingly defines the limits of our business environment.

As populations in the developed world grow older and health care expenditures grow larger, the focus on our industry as a cost driver is intensifying. It doesn't matter whether this pressure is fair or reasonable—it is a fact. And while we must, as an industry, step up our efforts to make our case for the incredible value we deliver to society, we must also be prepared to contribute solutions to the growing problem of affordability. To that end, I am challenging the organization to focus on improving productivity in all phases of the business. Doing more with less—that is the best way to generate the innovation patients need at prices payers demand and still deliver the results our investors require.

Questions and Answers

Q: How can Lilly do justice to so many new products all at once? And, with so many launches, can you afford to grow earnings in 2004?

A: We can both capitalize on the potential of our product portfolio and produce income growth in '04, largely because we have already made many of the necessary investments in the previous couple of years and because Strattera and Forteo are already paying off on the bottom line. We have been preparing ourselves for this challenge for quite some time, as I indicated above, by increasing our capacity in both marketing and sales, as well as revamping the whole marketing research, marketing planning, and selling processes. We have therefore put in place several sales forces that will each have its own set of priorities so as to optimize the potential of our whole product line. This year, we are investing aggressively to market Cialis in the U.S. and will have additional new expenditures when we launch Cymbalta and duloxetine SUI, but, for the most part, the infrastructure investments needed to support these launches are already in our base.

Q: Certain key financial ratios such as return on assets (ROA) and return on shareholders' equity (ROE) have been declining in recent years. What is the cause of this trend—and what are the prospects for the future?

A: The decline of our ROA and ROE was largely triggered by the rapid decline in the U.S. sales of Prozac®, our top-selling product at that time, after it faced generic competition in August 2001. At the very time we faced the Prozac downturn (and as a key part of our effort to overcome it), we needed to make heavy investments in our innovation-driven strategy. Very importantly, we invested aggressively in a number of high-potential drug candidates to accelerate their launches and subsequent uptake and thereby expand our growth opportunities. As we increased the sales-and-marketing support for our growing product line, we also needed to make investments in manufacturing, not only to address the quality issues identified by the FDA but also to expand our global production capacity. And, of course, we continued to plow the highest percentage of sales among our peers—some 19 percent on average—back into the R&D programs on which our future depends.

Consequently, the decreases in ROA and ROE we have recently experienced reflect our investments in the future of the company. We believe that the series of recent new-product launches that is effectively doubling the size of our product line will position us to generate strong growth in sales and earnings and reverse the decline in those key financial ratios and improve them over the next several years.

Q: Lilly's stock price has been largely unchanged since 1998. Can you comment?

A: While we share the frustration our shareholders feel with the sidewise movement of our share price, it's important to put the stock's performance in perspective. In a down market for our entire sector, Lilly has maintained its value better than its peers. If you look at the U.S.-based firms that are "pure play" pharmaceutical companies, Lilly represented 12 percent of the market capitalization of this group at the end of 1998. At the end of 2003, Lilly represented 13.4 percent of the market capitalization of the same group. During the interval, we never went below 10.5 percent, despite the huge hit of losing the Prozac patent in the U.S. We believe we are well positioned for future growth and, judging by our strong PE multiple through 2003, many investors share these expectations.

Q: Zyprexa is facing many challenges. What reassurance can you give shareholders about the future of this key product?

A: Zyprexa has been the most successful product in the history of neuroscience, and it continues to grow, as I've indicated. In the U.S., where Zyprexa is the leader among antipsychotics, it has been a target of attacks from competitors. Those attacks have focused particularly on the product's propensity to provoke weight gain in some patients and on allegations of a link with diabetes. Last year, following an exhaustive review of all the available data, the FDA concluded that the incidence of diabetes was higher among patients with schizophrenia or bipolar disorder, in general, and that there appears to be a higher prevalence of diabetes among patients being treated with atypical agents compared with older antipsychotics. However, the agency was unable to differentiate among the risk profiles of the various atypical antipsychotics on this issue. Consequently, the FDA recommended a label change for the entire class. The debate continues. However, we believe the weight of scientific evidence supports the FDA's approach, and that, over time, it should prevail and serve to level the playing field.

Although the competition will continue to be stiff, we see abundant new opportunities ahead for Zyprexa. In 2004, we will capitalize on the approval and launch of Symbyax—the combination of Zyprexa and Prozac—as the first product approved for bipolar depression as well as the recent approval for bipolar maintenance to position Zyprexa as a foundational treatment for bipolar disease. In addition, the launch of Zyprexa rapid-acting intramuscular will address a need in the agitated phase of both schizophrenia and bipolar disease. Moreover, we are just beginning to tap the true global potential of Zyprexa. Outside the United States, the penetration of atypical antipsychotics is still limited. But as more and more physicians around the world have come to recognize its outstanding efficacy and side-effect profile, Zyprexa is growing very fast.

Q: Lilly's recent success in R&D has run counter to the current disappointing trend in the industry. Can you keep it up?

A: Generally speaking, yes. The outpouring of new Lilly products is not the result of good luck but of great strategic implementation. This effort is still a work in progress, but as evidence that we're on the right track, I would point to our robust pipeline. We have several extremely promising drug candidates moving in or toward late-stage development. I would highlight three to watch in the next wave: exenatide, a potential first-in-class agent for type 2 diabetes that we're developing with Amylin; ruboxistaurin, our PKC beta inhibitor, that treats the type of blood vessel damage associated with diabetes that commonly leads to visual impairment or serious nerve damage; and CS-747 for acute coronary syndrome and stroke that we're developing with Sankyo. All these have the potential to be very big drugs.

Q: What impact will the new Medicare prescription drug benefit have on Lilly's financial outlook?

A: First, a new Medicare prescription drug benefit will allow those seniors who have the most need for them—those with low incomes or high drug costs—to have access to pharmaceutical products. This will almost certainly increase sales volume. However, as this benefit will be administered through the private sector, we expect to see many of the cost-containment tools used by managed care organizations. Thus, we generally anticipate that volume increases generated as a result of broader access by patients would be offset by more discounting. However, the outlook may change. The prescription drug benefit will not be implemented until 2006, and, in the meantime, is still the subject of political debate.

Q: What are you doing at Lilly to address the negative public image of the industry?

A: The negative public image of the industry stems from a number of causes. The root of it is the fact that, while pharmaceuticals represent only 10 percent of health care costs, they represent a much larger percentage of out-of-pocket costs for patients. Therefore, it is very important to address the issue of access and coverage. In the U.S., we have worked with our colleagues in the industry to encourage a Medicare drug benefit, which can be the foundation of a solution. But we did not wait for this legislation to start helping seniors. We launched our own "LillyAnswers" program, which makes any Lilly product available to low income seniors for just $12 a month. In addition, our "Lilly Cares" program offers our medicines free to needy patients, regardless of age, who could not otherwise afford them. Outside the U.S., we have created a program with the World Health Organization and other partners to address the growing worldwide problem of multiple-drug-resistant tuberculosis.

Beyond the cost and access issues, the industry's reputation has also been damaged by news reports of incidents of unethical or overly aggressive commercial conduct—touching everything from advertising and promotional practices to the design, conduct, and communication of clinical trials. We have refined and reinforced long-standing policies that embrace high standards of conduct in our interactions with all key constituencies, whether patients, physicians, employers, or government officials. We have spelled out for our people the kind of ethical behavior we expect in promoting our products, advertising to consumers, or designing, conducting, and communicating the results of clinical trials. And we have put in place a comprehensive compliance program designed to ensure adherence to these guidelines. Finally, along with other Lilly senior executives, I am personally committed to an ongoing program of direct dialogue with a broad spectrum of opinion leaders to promote a greater understanding of what our industry contributes and how it really works within our health care system. I invite you all to read what we have to say by visiting our website at www.lilly.com.

Management Changes

Finally, I want to note some significant changes in our management team since I last wrote to you. In June 2003, August Watanabe, M.D., retired from the board and from his position as executive vice president, science and technology. It is impossible in this brief space to do justice to Dr. Watanabe's extraordinary contributions, but in essence he took our research organization from good to great. Succeeding him as executive vice president, science and technology, is Steven Paul, M.D., formerly group vice president of therapeutic area discovery research and clinical investigation for Lilly Research Laboratories.

In March 2004, Gerhard Mayr retires as executive vice president, pharmaceutical operations. Capping a career of contributions to Lilly operations in many parts of the world, in the past five years he has led Lilly's global sales and marketing operations, spearheading our sales growth and helping transform Lilly into an organization that can compete with the best. John Lechleiter, Ph.D., will become executive vice president for pharmaceutical operations, assuming Mr. Mayr's former role as well as maintaining his previous responsibilities for pharmaceutical products and corporate development.

Finally, in 2003, we were delighted to welcome a new member of our board of directors, Sir John Rose, chief executive of Rolls-Royce, plc. Sir John's deep experience as a global business leader will further broaden the international perspective of our board.

For the Board of Directors,

Sidney Taurel
Chairman of the Board, President, and Chief Executive Officer

Major Marketed Products

2004	**Alimta®**	for malignant pleural mesothelioma
	Symbyax™	for bipolar depression
2003	**Cialis®**	for erectile dysfunction (developed and marketed in joint venture with ICOS Corporation)
	Strattera®	for attention-deficit hyperactivity disorder in children, adolescents, and adults
2002	**Forteo®**	For treatment of both men and postmenopausal women with osteoporosis who are at high risk for fracture
2001	**Xigris®**	for adult severe sepsis patients at high risk of death
1999	**Actos®**	for type 2 diabetes (marketed with Takeda Chemical Industries, Ltd.)
1998	**Evista®**	for prevention of osteoporosis in women past menopause for treatment of osteoporosis in women past menopause (1999)
1996	**Zyprexa®**	for schizophrenia for acute bipolar mania (2000) for schizophrenia maintenance (2001) as combination therapy with lithium or valproate for acute bipolar mania (2003) for bipolar maintenance (2004)
	Humalog®	for treatment of type 1 and type 2 diabetes
1995	**Gemzar®**	for pancreatic cancer for non-small-cell lung cancer (1998) for bladder cancer (Europe) (2000) for breast cancer (Europe) (2003)
	ReoPro®	for prevention of cardiac ischemic complications as an adjunct to percutaneous coronary intervention (i.e., angioplasty) (developed by Centocor, marketed by Lilly)
1987	**Humatrope®**	for growth failure caused by pediatric growth hormone deficiency for replacement therapy for adult growth hormone deficiency (1996) for short stature caused by Turner syndrome (1997) for idiopathic short stature (2003)
1982	**Humulin®**	for type 1 and type 2 diabetes

New Drug Applications Declared Approvable by the U.S. Food and Drug Administration

Cymbalta™ — for major depressive disorder
(codeveloping with Boehringer Ingelheim in major markets, excluding the U.S. and Japan)
(copromoting with Quintiles Transnational Corp. in the U.S.)

Duloxetine — for women with symptoms of stress urinary incontinence
(codeveloping with Boehringer Ingelheim in major markets, excluding Japan)

Drug candidates in late-stage investigation

Exenatide — for type 2 diabetes
(codeveloping with Amylin Pharmaceuticals, Inc.)

Ruboxistaurin — for diabetic microvascular complications

Arzoxifene — for the prevention and treatment of osteoporosis and breast cancer risk reduction

PPAR modulator — for improvement of insulin sensitivity and lipid metabolism
(developed out of a partnership with Ligand Pharmaceuticals)

Selected drug candidates in mid-stage investigation

CS747-LY640315 — for acute coronary syndrome and stroke
(codeveloping with Sankyo Co., Ltd.)

Pulmonary insulin — for noninjectable delivery of insulin
(codeveloping with Alkermes, Inc.)

Enzastaurin — for non-Hodgkin's lymphoma and other cancers

PPAR alpha agonist — for prevention of atherosclerosis
(developed out of a partnership with Ligand Pharmaceuticals)

Factor Xa inhibitor — for thrombotic disorders
(arose from a collaboration with Tularik Inc.)

All information as of February 25, 2004. The search for new drugs is risky and uncertain, and there are no guarantees. Remaining scientific and regulatory hurdles may cause a late-stage compound to be delayed or even fail to reach the market at all.

EXECUTIVE OVERVIEW

This section provides an overview of our financial results, product launches and late-stage product pipeline developments, progress in improving our manufacturing operations, expected acquisition of Applied Molecular Evolution, Inc. (AME), in 2004, and legislative-related activities affecting the pharmaceutical industry.

Financial Summary

Net income was $2.56 billion, or $2.37 per share, in 2003 and $2.71 billion, or $2.50 per share, in 2002, decreases of 5 percent. We achieved strong worldwide sales growth of 14 percent, to $12.58 billion; however, in order to position ourselves for sustained growth in an increasingly competitive environment, we chose to significantly increase our investments in a number of areas. To ensure the successful launches of our new products discussed below, we substantially increased our sales and marketing efforts. In addition, we made substantial investments in our manufacturing operations and research and development activities. These reinvestments into the business, together with lower net other income, negatively affected earnings in 2003. In addition, comparisons between 2003 and 2002 are influenced by the impact of the following items that are reflected in the operating results (see Notes 3 and 4 to the consolidated financial statements for additional information):

2003

- We streamlined our infrastructure in the first quarter of 2003, resulting in severance-related and other charges of $52.5 million (pretax), which decreased earnings per share by $.03 in that quarter.
- We recognized asset impairments, primarily relating to manufacturing assets in the U.S., totaling $114.6 million (pretax) in the first quarter and $28.3 million (pretax) in the fourth quarter, which decreased earnings per share by approximately $.07 and $.02 in the first and fourth quarters of 2003, respectively.
- Separately, we recognized asset impairments and other charges of $186.8 million (pretax) in the first quarter of 2003 related primarily to our common stock ownership and loan agreements with Isis Pharmaceuticals, Inc. (Isis), which decreased earnings per share by $.13 in the first quarter of 2003.
- In the fourth quarter of 2003, we recorded a gain of $65.0 million (pretax) related to the sale of patent rights to dapoxetine for development in the field of genitourinary disorders to PPD, Inc., which increased earnings per share by $.04 in that quarter.

2002

- In the third quarter of 2002, we recognized a charge of $84.0 million (pretax) for acquired in-process research and development related to a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize exenatide, a potential new treatment for type 2 diabetes, which decreased earnings per share by approximately $.05 in that quarter.

Recent Product Launches and Late-Stage Product Pipeline Developments

Our long-term success depends, to a great extent, on our ability to continue to discover and develop innovative pharmaceutical products and acquire or collaborate on compounds currently in development by other biotechnology or pharmaceutical companies. We have achieved a number of successes with recent product launches and late-stage pipeline developments, including:

- Strattera, the first treatment approved by the U.S. Food and Drug Administration (FDA) for attention-deficit hyperactivity disorder (ADHD) that is not a stimulant, was officially launched in January 2003. We completed the European submission for Strattera in the third quarter of 2003.
- Forteo, a treatment for osteoporosis in postmenopausal women and to increase bone mass in men with primary osteoporosis, was officially launched in December 2002. We received an approval in Europe during June of 2003.
- Cialis, a new treatment for male erectile dysfunction, was launched by us and ICOS Corporation (ICOS) in several key international markets during 2003 and launched in the U.S. in early December 2003.
- Symbyax was launched in January 2004. Symbyax, a combination of olanzapine (the active ingredient in Zyprexa) and fluoxetine (the active ingredient in Prozac) is the first FDA-approved medication for bipolar depression, a notoriously difficult-to-treat condition that afflicts millions of Americans.
- Alimta, a treatment for malignant pleural mesothelioma, was approved by the FDA in February 2004. In addition, we have submitted Alimta for approval for second-line non-small-cell lung cancer (NSCLC) in the U.S. and malignant pleural mesothelioma and second-line NSCLC in Europe.
- Cymbalta, a treatment for depression, received an approvable letter from the FDA in the fall of 2003. The FDA recently indicated that it does not currently believe a preapproval inspection for Cymbalta will be necessary. However, a preapproval inspection remains at the discretion of the FDA. We have submitted our complete response to the approvable letter and our best estimate for U.S. approval and launch is the summer of 2004.

- Duloxetine for the treatment of stress urinary incontinence received an approvable letter from the FDA in the fall of 2003. Final FDA approval is contingent upon successful completion of additional acute preclinical and clinical pharmacology, label negotiations, and preapproval inspection. We currently anticipate approval in Europe in 2004 and U.S. approval in late 2004 or the first half of 2005.

Nine Key Growth Products Accounted for 66 Percent of 2003 Sales ($ millions)

Combined net sales of the company's key growth products—Zyprexa, Humalog, Gemzar, Evista, Actos, Strattera, Cialis, Forteo, and Xigris—increased by 24 percent over 2002, representing $8.3 billion, or 66 percent of total net sales, compared with $6.7 billion, or 61 percent in 2002.


100%
80%
60%
40%
20%
0
1999
2000
2001
2002
2003

- Prozac/Sarafem/Prozac Weekly
- Other
- Newly Launched Growth Products (Strattera, Cialis, Forteo, and Xigris)
- Established Growth Products (Zyprexa, Humalog, Gemzar, Evista, and Actos)

Manufacturing Update

As a result of preapproval plant inspections for Zyprexa IntraMuscular and Forteo in early 2001, the FDA informed us of a number of observations and issued a warning letter regarding adherence to current Good Manufacturing Practices (cGMP) regulations. In response, we have been implementing comprehensive, companywide improvements in our manufacturing operations. In the fall of 2002, we provided the FDA with a comprehensive plan to upgrade our manufacturing and quality operations, particularly at our injectable and dry products facilities in Indianapolis.

In late October 2003, the FDA advised us that the agency now considers our injectable and dry products facilities in Indianapolis to have reached a level of cGMP compliance that will allow for FDA preapproval site inspections for products under review. No further regulatory action is expected at this time. In December 2003, a preapproval site inspection for Zyprexa IntraMuscular was successfully completed. Although the FDA assessment is an important milestone, we still have considerable work to do to reach our ultimate goal of building and sustaining world-class manufacturing, product and process development, and quality capabilities.

Acquisition of Applied Molecular Evolution, Inc.

In November 2003, we agreed to acquire AME in a cash and stock transaction for approximately $400 million, net of the cash acquired. We expect to close the merger in the first quarter of 2004. In addition to acquiring the rights to two compounds currently under development, we expect the acquisition of AME to create synergies that will accelerate our ability to discover and optimize biotherapeutic drugs for cancer, inflammatory diseases, and critical care, as well as diabetes and obesity, areas where proteins are of great therapeutic benefit. See Note 3 to the consolidated financial statements for additional information regarding the acquisition of AME.

Legislative-Related Activity and Litigation

In the United States, prescription drugs are subject to increasing pricing pressure at both the federal and state levels. In December 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA), providing a prescription drug benefit under the Medicare program beginning in 2006. This is expected to put downward pressure on prescription drug prices. This pressure may be offset by volume increases, but the business impact of this legislation will not be known until implementation in 2006. While the MMA retains the authority of the Secretary of Health and Human Services to prohibit the importation of prescription drugs, several bills have been introduced that would remove that authority and allow for the immediate importation of products into the U.S. regardless of their safety or cost. Such legislation would likely have a negative effect on our U.S. sales.

As a result of the passage of the MMA, all the aged and many of the disabled Medicaid recipients will receive their benefits through the Medicare program in the future. This should relieve some state budget pressures but is unlikely to result in less pricing pressure at the state level. A number of states have begun to implement supplemental rebates and restricted formularies in their Medicaid programs. Several states are also attempting to extend discounted Medicaid prices to non-Medicaid patients. Additionally, over 25 states are considering proposals that would result in the importation of prescription drugs for state employees, state beneficiaries, and, in some cases, state citizens. As a result, we expect pressures on pharmaceutical pricing to continue.

International operations are also generally subject to extensive price and market regulations, and there are many proposals for additional cost-containment measures, including proposals that would directly or indirectly impose additional price controls or reduce the value of our intellectual property protection.

Certain generic manufacturers have challenged

our U.S. compound patent for Zyprexa and are seeking permission to market generic versions of Zyprexa prior to the patent expiration in 2011. We expect the trial regarding the defense of these patents, which began in January 2004, to conclude in the first quarter of 2004. A ruling from the trial court is expected in the second or third quarter of 2004 with appeals expected to follow. See the Legal and Environmental Matters section for further information.

Revenues
($ millions)

With the launch of Strattera, we now have 10 products with annual net revenues in excess of $300 million. Four of these products—Zyprexa, Humulin, Gemzar, and Humalog—had net revenues in excess of $1 billion in 2003 and Zyprexa became our first product with net sales in excess of $4 billion.


$4,277
$1,060
$1,022
$1,021
$922
$645
$431
$371
$370
$364
Zyprexa
Humulin
Gemzar
Humalog
Evista
Prozac/Sarafem/Prozac Weekly
Actos
Humatrope
Strattera
ReoPro

OPERATING RESULTS—2003

Sales

Our worldwide sales for 2003 increased 14 percent, to $12.58 billion, due primarily to the strong performance of Zyprexa, a treatment for schizophrenia, acute bipolar mania, and bipolar maintenance; diabetes care products; Gemzar, an oncolytic product; and Evista, an osteoporosis treatment and prevention agent; and the sales related to the launches of Strattera, Cialis, and Forteo. Sales in the U.S. increased 10 percent, to $7.17 billion. Sales outside the U.S. increased 19 percent, to $5.41 billion. Worldwide sales reflected a volume increase of 7 percent with global selling prices contributing 2 percent and an increase due to favorable changes in exchange rates contributing 5 percent.

Zyprexa had worldwide sales of $4.28 billion in 2003, an increase of 16 percent. Sales in the U.S. increased 4 percent, to $2.64 billion. Continuing competitive pressures contributed to slower sales growth in the U.S. In September 2003, the FDA requested updated product labeling for all atypical antipsychotics that includes a warning statement about the risk of diabetes. The FDA's decision to implement class labeling reinforces our long-standing position that the risk for diabetes should be considered among patients with severe mental illness regardless of medication choice. In early 2004, the American Diabetes Association issued an opinion paper, which states that second-generation antipsychotics differ in their diabetes risk profiles. These findings are in direct conflict with the FDA's recent class labeling language. Despite an increasingly competitive environment, we believe the product, together with Symbyax, still has sales growth potential in the U.S. We expect U.S. sales to benefit from the recent approval of a bipolar maintenance indication and the anticipated near-term approval of Zyprexa IntraMuscular. Sales outside the U.S. increased 42 percent, to $1.64 billion. Excluding the impact of exchange rates, our sales outside the U.S. grew 26 percent. The strong international sales growth of Zyprexa was primarily driven by increased unit volume attributable to the bipolar mania indication and the ongoing conversion from typical to atypical antipsychotics and, to a lesser extent, the impact of exchange rates. Zyprexa recorded strong growth in several key markets, including several major European Union countries and in Japan. We expect continued strong overseas growth of the product in 2004. Zyprexa recently received U.S. and European approvals for bipolar maintenance. Zyprexa IntraMuscular has recently been launched in Australia, Canada, and Europe, and we currently expect U.S. approval in the first half of 2004.

Diabetes care products, composed primarily of Humulin, biosynthetic human insulin; Humalog, our insulin analog; and Actos, an oral agent for the treatment of type 2 diabetes, had aggregate worldwide revenues of $2.57 billion in 2003, an increase of 12 percent. Diabetes care revenues in the U.S. increased 10 percent, to $1.57 billion. Diabetes care revenues outside the U.S. increased 17 percent, to $1.00 billion. Humulin had worldwide sales of $1.06 billion, an increase of 6 percent. Humulin sales in the U.S. decreased 2 percent, to $507.5 million. Humulin sales outside the U.S. increased 13 percent, to $552.9 million. Humalog became a billion-dollar product in 2003 with worldwide sales of $1.02 billion, an increase of 22 percent. Humalog sales in the U.S. increased 25 percent, to $658.6 million. Humalog sales outside the U.S. increased 19 percent, to $362.7 million. In 2004, we expect our worldwide insulin franchise to have little or no growth primarily due to expected continued competitive pressure on prescription volume. Actos revenues, the majority of which represent service revenues from a copromotion agreement in the U.S. with Takeda Pharmaceuticals North America (Takeda), increased 10 percent in 2003, to $431.2 million. Actos is manufactured by Takeda Chemical Industries, Ltd., and sold in the U.S. by Takeda.

Gemzar became a billion-dollar product in 2003 with worldwide sales of $1.02 billion, an increase of 17 percent. Sales in the U.S. increased 8 percent, to $522.4 million. Sales outside the U.S. increased 27 percent, to $499.3 million. We recently submitted Gemzar in the U.S. for the treatment of late-stage metastatic breast cancer.

Evista had worldwide sales of $922.1 million in

2003, an increase of 12 percent. Sales in the U.S. increased 5 percent, to $655.5 million. The U.S. growth was negatively affected by the exit of patients from the osteoporosis prevention market. In early 2004, Evista received regulatory approval in Japan. Sales outside the U.S. increased 36 percent, to $266.6 million.

Prozac, an antidepressant; Prozac Weekly™; and Sarafem®, a prescription treatment for premenstrual dysphoric disorder, a severe form of premenstrual syndrome (collectively, fluoxetine products), had combined worldwide sales of $645.1 million, a decrease of 12 percent. Fluoxetine product sales decreased 12 percent, to $398.6 million, in the U.S. and decreased 13 percent, to $246.5 million, outside the U.S. The declines were due to continuing generic competition.

Anti-infectives had worldwide sales of $489.9 million in 2003, a decrease of 15 percent. Sales outside the U.S. decreased 19 percent, to $420.1 million. Lower worldwide sales of anti-infectives were primarily due to continuing generic competition.

In November 2002, the FDA approved Strattera for the treatment of attention-deficit hyperactivity disorder in children, adolescents, and adults. Strattera sales were $370.3 million for 2003. Recently, regulatory authorities approved Strattera for marketing in Australia, Argentina, and Mexico. We expect Strattera to be a significant contributor to our sales growth in 2004.

ReoPro, a cardiovascular agent, had worldwide sales of $364.4 million in 2003, a decrease of 5 percent. Sales in the U.S. decreased 19 percent, to $201.4 million, due to continuing competitive pressures, and sales outside the U.S. increased 20 percent, to $163.0 million.

Cialis was launched in 2003 in several markets outside the U.S. by Lilly and ICOS. Cialis was launched in the U.S. in early December 2003. Cialis had total sales of $203.3 million in 2003. Of this total, $73.5 million represent sales in our exclusive territories and are reported in our net sales. The remaining Cialis sales relate to the joint-venture territories of Lilly ICOS LLC (North America and Europe) and are reported in the Lilly ICOS joint-venture income statement along with related expenses. We report our 50 percent share of the operating results of the joint venture in our net other income. In early 2004, Lilly ICOS began a direct-to-consumer advertising campaign in the U.S. We will continue to increase our direct-to-consumer advertising activities in print and on television.

Xigris, a treatment for severe sepsis, had worldwide sales of $160.4 million in 2003, an increase of 60 percent compared with 2002. Sales in the U.S. were $109.2 million in 2003, an increase of 22 percent compared with 2002. Sales outside the U.S. totaled $51.2 million in 2003.

Forteo was officially launched in December 2002 and we received an approval in Europe during June 2003. Forteo sales were $65.3 million in 2003. We have implemented a staged launch of Forteo in the U.S. During the first stage in 2003, we focused on approximately 8,000 doctors who specialize in the treatment of osteoporosis. We are currently expanding our selling efforts in the next stage of our launch to encompass an additional 15,000 primary care physicians who treat osteoporosis.

Animal health products had worldwide sales of $726.6 million in 2003, an increase of 5 percent. Sales in the U.S. increased 2 percent, to $309.8 million. Sales outside the U.S. increased 7 percent, to $416.8 million.

Payments to states under federally mandated Medicaid rebate and state pharmaceutical assistance programs reduced 2003 sales by $567.6 million compared with $438.2 million in 2002. The increase is primarily due to increased U.S. sales of Zyprexa and higher use of Zyprexa among Medicaid patients.

Gross Margin, Costs, and Expenses

The 2003 gross margin decreased to 78.7 percent of sales compared with 80.4 percent for 2002. This decrease was attributed primarily to increased costs associated with quality improvements and growth in capacity of our manufacturing operations and the impact of foreign exchange rates, offset partially by favorable changes in product mix due to growth in sales of higher margin products.

Gross Margin
(as a percent of total net sales)

Gross margin as a percent of sales decreased by 1.7 percentage points to 78.7 percent. This decline was primarily due to continued quality improvements, capacity growth in our manufacturing operations, and the impact of foreign exchange rates, offset partially by favorable changes in product mix due to growth in higher margin products such as Zyprexa, Gemzar, Evista, and the newly launched Strattera.



79.0%
81.1%
81.3%
80.4%
78.7%
1999
2000
2001
2002
2003

Operating expenses (the aggregate of research and development and marketing and administrative expenses) increased 15 percent in 2003. Investment in research and development increased 9 percent, to $2.35 billion, due to increased clinical-trial expenses, the impact of foreign exchange rates, and milestone payments to Amylin for successful Phase III studies of exenatide. Maintaining our strong commitment to innovation, we invested approximately 19 percent of our sales in research and development efforts in 2003. Marketing and administrative expenses increased 18 percent compared with 2002, attributable primarily to increased marketing expenses in support of the new product launches, the preparation for anticipated launches, and the impact of foreign exchange rates.

Research and Development
($ millions; percent of net sales)

Research and development expenditures increased by 9 percent, to $2.4 billion, in 2003. At 19 percent of net sales, we continue to lead our industry peer group in reinvesting proceeds from sales in further research and development. This significant financial investment in our pipeline of products supports our commitment to develop best-in-class and first-in-class medicines to provide answers for the unmet medical needs of our customers.



$838.7
14.7%
$1,042.3
16.0%
$1,189.5
17.0%
$1,370.2
17.2%
$1,738.9
18.8%
$1,783.6
17.8%
$2,018.5
18.6%
$2,235.1
19.4%
$2,149.3
19.4%
$2,350.2
18.7%
94
95
96
97
98
99
00
01
02
03

Net other income for 2003 was $203.1 million, a decrease of $90.6 million. The decrease was primarily due to lower interest and miscellaneous income. We report our 50 percent share of the operating results of the Lilly ICOS joint venture in our net other income. For 2003, our net loss from the joint venture was $52.4 million, compared with $37.8 million in 2002.

The effective tax rate for 2003 was 21.5 percent compared with 21.7 percent for 2002. See Note 11 to the consolidated financial statements for additional information.

OPERATING RESULTS—2002

Financial Summary

Net income was $2.71 billion, or $2.50 per share, in 2002 and $2.78 billion, or $2.55 per share, in 2001, a decline of 3 percent and 2 percent, respectively. Comparisons between 2002 and 2001 are influenced by the impact of the 2002 items discussed in the Executive Overview and the items discussed immediately below that are reflected in our operating results. In addition to the impact of those items, net income and earnings per share for 2002 declined primarily due to the result of lower sales of Prozac partially offset by sales growth of several key products, lower interest expense, and lower operating expenses. Earnings per share for 2002 benefited slightly from a lower number of shares outstanding, resulting from our share repurchase program.

Certain items, reflected in our operating results for 2002 and 2001, should be considered in comparing the two years. The significant charge for 2002 is summarized in the Executive Overview. The 2001 items are summarized as follows (see Notes 3, 4, and 6 to the consolidated financial statements for additional information).

2001

- In the third and fourth quarters of 2001, we recognized charges of $190.5 million (pretax) for acquired in-process research and development related to collaboration arrangements with Isis Pharmaceuticals, Inc. (Isis); 3M Company; and Bioprojet, Société Civile de Recherche (Bioprojet), which decreased earnings per share by approximately $.05 in the third quarter and $.06 in the fourth quarter of 2001.
- We recognized charges of $121.4 million (pretax) associated with asset impairment and other site charges in the third quarter of 2001 due to actions taken as a result of the assessment of our worldwide manufacturing capacity, which decreased earnings per share by approximately $.07.
- We recognized a charge of $45.2 million (pretax) from the repurchase of higher interest rate debt in the third and fourth quarters of 2001, which decreased earnings per share by approximately $.02 in the third quarter and $.01 in the fourth quarter of 2001.

Sales

Our worldwide sales for 2002 decreased 4 percent, to $11.08 billion, due primarily to the decline in sales of Prozac in the U.S. resulting from the loss of patent protection in August 2001. Partially offsetting this decline was sales growth of Zyprexa, diabetes care products, Gemzar, Evista, and Xigris. Sales in the U.S. decreased 11 percent, to $6.54 billion. Sales outside the U.S. increased 9 percent, to $4.54 billion. Excluding Prozac, our worldwide and U.S. sales increased 8 percent and 7 percent, respectively. Worldwide sales reflected a volume decline of 4 percent, while global selling prices and exchange rates remained essentially flat.

Zyprexa had worldwide sales of $3.69 billion in 2002, an increase of 20 percent. Sales in the U.S. increased 16 percent, to $2.53 billion. Sales outside the U.S. increased 27 percent, to $1.16 billion, benefiting, in part, from the launch of Zyprexa in Japan during the second quarter of 2001. In 2002, our European sales forces began promoting Zyprexa for use in treating manic episodes associated with bipolar disorder.

Diabetes care products had aggregate worldwide revenues of $2.29 billion in 2002, an increase of 8 percent. Diabetes care revenues in the U.S. increased 5 percent, to $1.43 billion. Diabetes care revenues outside the U.S. increased 12 percent, to $859.2 million. Humulin had worldwide sales of $1.00 billion, a decrease of 5 percent due to the continued shift by patients to Humalog and Humalog mixture products and to increased competition. Humulin sales in the U.S. decreased 11 percent, to $515.4 million. Humulin sales outside the U.S. increased 1 percent, to $488.6 million. Humalog had worldwide sales of $834.2 million, an increase of 33 percent. Humalog sales in the U.S.

CONSOLIDATED STATEMENTS OF INCOME

Eli Lilly and Company and Subsidiaries
(Dollars in millions, except per-share data)

Year Ended December 31	2003	2002	2001
Net sales	$12,582.5	$11,077.5	$11,542.5
Cost of sales	2,675.1	2,176.5	2,160.2
Research and development	2,350.2	2,149.3	2,235.1
Marketing and administrative	4,055.4	3,424.0	3,417.4
Acquired in-process research and development (Note 3)	—	84.0	190.5
Asset impairments, restructuring, and other special charges (Note 4)	382.2	—	121.4
Interest expense	61.0	79.7	191.7
Other income—net	(203.1)	(293.7)	(280.7)
	9,320.8	7,619.8	8,035.6
Income before income taxes	3,261.7	3,457.7	3,506.9
Income taxes (Note 11)	700.9	749.8	726.9
Net income	$ 2,560.8	$ 2,707.9	$ 2,780.0
Earnings per share—basic (Note 10)	$2.38	$2.51	$2.58
Earnings per share—diluted (Note 10)	$2.37	$2.50	$2.55

See notes to consolidated financial statements.

increased 34 percent, to $528.3 million. Humalog sales outside the U.S. increased 31 percent, to $305.9 million. We received service revenues of $391.7 million in 2002, an increase of 9 percent, related to sales of Actos.

Gemzar had worldwide sales of $874.6 million in 2002, an increase of 21 percent, driven primarily by strong underlying product demand. Sales in the U.S. increased 16 percent, to $482.1 million. Sales outside the U.S. increased 28 percent, to $392.5 million.

Evista had worldwide sales of $821.9 million in 2002, an increase of 24 percent. Sales in the U.S. increased 19 percent, to $626.1 million. Sales outside the U.S. increased 41 percent, to $195.8 million. Sales benefited from strong underlying product demand driven, in part, by competitive developments in the second half of 2002.

Fluoxetine products had combined worldwide sales of $733.7 million, a decrease of 63 percent. Fluoxetine product sales in the U.S. decreased 73 percent, to $451.7 million, due to generic competition for Prozac beginning in early August 2001. Fluoxetine product sales outside the U.S. decreased 15 percent, to $282.0 million, primarily due to continuing generic competition.

Anti-infectives had worldwide sales of $577.4 million in 2002, a decrease of 23 percent. Sales of anti-infectives in the U.S. decreased 55 percent, to $58.5 million. Sales outside the U.S. decreased 16 percent, to $518.9 million. Lower sales of anti-infectives were due to continuing competitive pressures and to manufacturing and supply issues with respect to certain injectable antibiotics.

ReoPro had worldwide sales of $384.0 million in 2002, a decrease of 11 percent. Sales in the U.S. decreased 20 percent, to $248.3 million, due to continuing competitive pressures, and sales outside the U.S. increased 14 percent, to $135.7 million.

At the end of November 2001, we launched Xigris in the United States. In October 2002, we launched Xigris in a number of European countries. Worldwide Xigris sales were $100.2 million in 2002 compared with $21.2 million in 2001. Sales in the U.S. were $89.3 million in 2002.

Animal health products had worldwide sales of $693.1 million in 2002, an increase of 1 percent. Sales in the U.S. decreased 6 percent, to $304.2 million, due primarily to declines in our cattle and swine products. Sales outside the U.S. increased 7 percent, to $388.9 million.

Payments to states under federally mandated Medicaid rebate and state pharmaceutical assistance programs reduced 2002 sales by $438.2 million compared with $475.0 million in 2001.

Gross Margin, Costs, and Expenses

The 2002 gross margin decreased to 80.4 percent of sales compared with 81.3 percent for 2001. This decrease was attributed primarily to the decline in sales of Prozac, a higher margin product, and increased costs associated with cGMP improvements, costs associated with capacity increases for certain growth and new products, and higher inventory losses. These declines in gross margin were partially offset by favorable changes in product mix due to growth in sales of other higher margin products, such as Zyprexa, Gemzar, Evista, and diabetes care products, and favorable manufacturing throughput from increased volume of product manufactured.

Operating expenses decreased 1 percent in 2002. Research and development expenses decreased 4 percent, to $2.15 billion, due primarily to lower late-stage clinical-trial costs as more products were awaiting regulatory approval. Despite the decline, we invested approximately 19 percent of our sales in research and development efforts in 2002. Marketing and administrative expenses remained essentially flat compared with 2001 despite the continued expansion of our worldwide sales force and increased marketing efforts in support of our growth products and upcoming product launches. Operating expenses were also reduced due to lower incentive compensation expenses, reimbursement from collaboration partners, and cost containment, none of which were individually material.

During 2002, we expensed $84.0 million for acquired in-process research and development costs related to the exenatide collaboration arrangement with Amylin. Exenatide is in the development phase and no alternative future uses were identified.

Net other income for 2002 was $293.7 million, an increase of $13.0 million. The increase was primarily due to a combination of income recognized from upfront and milestone payments from Quintiles Transnational Corp. (Quintiles) as part of a Cymbalta commercialization agreement and income recognized from InterMune, Inc., related to out-licensing oritavancin in 2001, offset primarily by lower interest income due to lower interest rates.

Interest expense for 2002 decreased $112.0 million, to $79.7 million, primarily due to lower variable interest rates paid on our debt.

The effective tax rate for 2002 was 21.7 percent compared with 20.7 percent for 2001. See Note 11 to the consolidated financial statements for additional information.

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

December 31	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 2,756.3	$ 1,945.9
Short-term investments	957.0	1,708.8
Accounts receivable, net of allowances of $79.5 (2003) and $66.4 (2002)	1,854.7	1,670.3
Other receivables	477.6	403.9
Inventories	1,963.0	1,495.4
Deferred income taxes (Note 11)	500.6	331.7
Prepaid expenses	249.5	248.1
Total current assets	8,758.7	7,804.1
Other Assets		
Prepaid pension (Note 12)	1,613.3	1,515.4
Investments (Note 5)	3,374.6	3,150.4
Sundry (Note 8)	1,392.5	1,279.1
	6,380.4	5,944.9
Property and Equipment	6,539.0	5,293.0
	$21,678.1	$19,042.0
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings (Note 6)	$ 196.5	$ 545.4
Accounts payable	875.9	676.9
Employee compensation	387.4	231.7
Dividends payable	398.3	375.8
Income taxes payable (Note 11)	1,749.8	1,761.9
Other liabilities (Note 8)	1,942.7	1,471.8
Total current liabilities	5,550.6	5,063.5
Other Liabilities		
Long-term debt (Note 6)	4,687.8	4,358.2
Other noncurrent liabilities (Note 8)	1,674.9	1,346.7
	6,362.7	5,704.9
Commitments and contingencies (Note 13)	—	—
Shareholders' Equity (Notes 7 and 9)		
Common stock—no par value		
Authorized shares: 3,200,000,000		
Issued shares: 1,124,677,097 (2003) and 1,123,451,408 (2002)	702.3	702.1
Additional paid-in capital	2,610.0	2,610.0
Retained earnings	9,470.4	8,500.1
Employee benefit trust	(2,635.0)	(2,635.0)
Deferred costs—ESOP	(118.6)	(123.3)
Accumulated other comprehensive loss (Note 14)	(160.1)	(670.8)
	9,869.0	8,383.1
Less cost of common stock in treasury		
2003—951,578 shares		
2002—1,008,292 shares	104.2	109.5
	9,764.8	8,273.6
	$21,678.1	$19,042.0

See notes to consolidated financial statements.

FINANCIAL CONDITION

As of December 31, 2003, cash, cash equivalents, and short-term investments totaled approximately $3.71 billion compared with $3.65 billion at December 31, 2002. The increase in cash, cash equivalents, and short-term investments was primarily due to cash generated from operations and net debt issuances, partially offset by capital expenditures, dividends paid, and share repurchases. We acquired approximately 3.0 million shares, for $276.8 million, during 2003 pursuant to our previously announced $3 billion share repurchase program. We have now completed $2.08 billion of purchases in connection with that program. We do not expect any significant share repurchases in 2004.

Our inventories increased by $467.6 million during 2003, to $1.96 billion, due primarily to exchange rate translation of overseas inventories to adjust for U.S. dollar weakness and to the buildup of inventory for new product launches and our growth products.

Capital Expenditures
($ millions)

Capital expenditures increased 51 percent from 2002. The continued heavy investment supported various manufacturing and research initiatives and related infrastructure. In 2004, the company expects near-term capital expenditures to increase from 2003 levels to prepare for the growth of our diabetes care products, future products in development, and expanded research and development activities.


$528.3
$677.9
$884.0
$1,130.9
$1,706.6
1999
2000
2001
2002
2003

Capital expenditures of $1.71 billion during 2003 were $575.7 million more than in 2002 as we continued to invest in manufacturing and research and development initiatives and related infrastructure. We expect near-term capital expenditures to increase from 2003 levels primarily to continue to prepare for the growth of our diabetes care products, future products, and increased research and development activities.

Total debt at December 31, 2003, was $4.88 billion, a decrease of $19.3 million from December 31, 2002. In 2003, we issued $830.0 million of long-term debt, repaid $540.0 million of long-term debt, and made net repayments of $247.3 million of short-term debt. The decrease in reported debt was caused by the decline in the SFAS 133 fair value adjustment discussed further in Note 6 to the consolidated financial statements. Our current debt ratings from Standard & Poor's and Moody's remain at AA and Aa3, respectively.

Dividends Paid Per Share
(dollars)

Dividends paid during 2003 increased to $1.34 per share. This constitutes the 36th consecutive increase in annual dividends. The company also continues this tradition into 2004 by declaring a first-quarter 2004 dividend of $.355 per share, a 6 percent increase over first-quarter 2003. This record clearly reflects the company's continued commitment to delivering outstanding shareholder value.


$0.92
$1.04
$1.12
$1.24
$1.34
1999
2000
2001
2002
2003

Dividends of $1.34 per share were paid in 2003, an increase of 8 percent from 2002. In the fourth quarter of 2003, effective for the first-quarter dividend in 2004, the quarterly dividend was increased to $.355 per share (a 6 percent increase), resulting in an indicated annual rate for 2004 of $1.42 per share. The year 2003 was the 119th consecutive year in which we made dividend payments and the 36th consecutive year in which dividends have been increased.

We believe that cash generated from operations, along with available cash and cash equivalents, will be sufficient to fund most of our operating needs, including debt service, capital expenditures, and dividends in 2004. We will likely issue additional debt in 2004 to fund remaining cash requirements. We believe that, if necessary, amounts available through our existing commercial paper program should be adequate to fund maturities of short-term borrowings. Our commercial paper program is also currently backed by $1.24 billion of unused committed bank credit facilities. Various risks and uncertainties, including those discussed in the Financial Expectations for 2004 section, may affect our operating results and cash generated from operations.

In the normal course of business, our operations are exposed to fluctuations in interest rates and currency values. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings of fluctuations in interest and currency exchange rates. All derivative activities are for purposes other than trading.

Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt positions and may enter into interest rate derivatives to help maintain that balance.

Based on our overall interest rate exposure at December 31, 2003 and 2002, including derivatives and other interest rate risk-sensitive instruments, a hypothetical 10 percent change in interest rates applied to the fair value of the instruments as of December 31, 2003 and 2002, respectively, would have no material impact on earnings, cash flows, or fair values of interest rate risk-sensitive instruments over a one-year period.

Our foreign currency risk exposure results from fluctuating currency exchange rates, primarily the U.S. dollar against the euro and the Japanese yen. We face transactional currency exposures that arise when we enter into transactions, generally on an intercompany basis, denominated in currencies other than the local currency. We also face currency exposure that arises from translating the results of our global operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We use forward contracts and purchased options to manage our foreign currency exposures. Our policy outlines the minimum and maximum hedge coverage of such exposures. Gains and losses on these derivative positions offset, in part, the impact of currency fluctuations on the existing assets, liabilities, commitments, and anticipated revenues. Considering our derivative financial instruments outstanding at December 31, 2003 and 2002, a hypothetical 10 percent change in exchange rates (primarily against the U.S. dollar) as of December 31, 2003 and 2002, respectively, would have no material impact on earnings, cash flows, or fair values of foreign currency rate risk-sensitive instruments over a one-year period. These calculations do not reflect the impact of the exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

Return on Shareholders' Equity
(based on income from continuing operations divided by average shareholders' equity)

Return on shareholders' equity declined in 2003, to 28.4 percent. This decline is primarily attributable to significant investments in sales and marketing activities in support of our existing key growth products and to prepare for anticipated product launches. We also made substantial investments in our manufacturing operations and research and development activities.



23.8%
26.1%
28.2%
37.5%
46.0%
53.9%
55.3%
42.3%
35.2%
28.4%
94
95
96
97
98
99
00
01
02
03

Off-Balance Sheet Arrangements and Contractual Obligations

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. We do acquire assets still in development and enter into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of the pharmaceutical product (e.g., approval of the product for marketing by the appropriate regulatory agency). If required by the arrangement, we may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations below.

These arrangements are not material individually. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same year, the aggregate charge to expense could be material to the results of operations in any one period. The risk inherent in pharmaceutical development makes it unlikely that this will occur as the failure rate for products in development is very high. In addition, these arrangements often give us the discretion to unilaterally make the decision to stop development of the product, which would allow us to avoid making the contingent payments; however, we are unlikely to cease development if the compound successfully achieves clinical testing objectives. We also note that, from a business perspective, we view these payments as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate cash flows from sales of products.

Our current noncancelable contractual obligations that will require future cash payments are as follows (in millions):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt, including interest payments [1]	$11,759.9	$ 367.6	$1,417.1	$ 894.8	$9,080.4
Capital lease obligations	174.7	26.3	39.8	28.8	79.8
Operating leases	339.5	82.5	122.6	90.2	44.2
Purchase obligations [2]	2,528.2	2,243.3	142.3	106.8	35.8
Other long-term liabilities reflected on our balance sheet under GAAP [3]	458.2	—	81.6	81.6	295.0
Other [4]	210.7	190.7	12.5	7.5	—
Total	$15,471.2	$2,910.4	$1,815.9	$1,209.7	$9,535.2

[1] Our long-term debt obligations include both our expected principal and interest obligations. The rate in effect at December 31, 2003, was used to compute the amount of the contractual obligation for the variable rate debt instruments.

[2] We have included the following:

- Purchase obligations, consisting primarily of all open purchase orders at our significant operating locations as of December 31, 2003. Some of these purchase orders may be cancelable; however, for purposes of this disclosure, we have not distinguished between cancelable and noncancelable purchase obligations.
- Contractual payment obligations with each of our significant vendors, which are noncancelable and are not contingent.

[3] We have included our long-term liabilities consisting primarily of our minimum pension funding requirements, nonqualified supplemental pension funding requirements, and deferred compensation liabilities.

[4] This category comprises primarily cash to be used in the AME acquisition and loan funding requirements to our collaboration partners. The acquisition of AME requires us to pay 20 percent of the purchase price as cash. The amount included in the other category represents an estimate of the purchase price that will be paid in cash. See Note 3 to the consolidated financial statements for additional information regarding the acquisition of AME.

The contractual obligations table above is current as of December 31, 2003. The amount of these obligations can be expected to change materially over time as new contracts are initiated and existing contracts are terminated or modified.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing our financial statements in accordance with generally accepted accounting principles (GAAP), we must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Some of those judgments can be subjective and complex, and consequently actual results could differ from those estimates. For any given individual estimate or assumption we make, there may also be other estimates or assumptions that are reasonable; however, we believe that, given current facts and circumstances, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on our consolidated results of operations, financial position, or liquidity for the periods presented in this report.

Our most critical accounting policies are described below. We have discussed the nature and the inherent judgment used in the application of our critical accounting policies with our audit committee.

Sales Rebate and Discount Accruals

Sales rebate and discount accruals are established in the same period as the related sales. The rebate/discount amounts are recorded as a deduction to arrive at our net sales and are included in other current liabilities. Sales rebates/discounts that require the use of judgment in the establishment of the accrual include Medicaid, managed care, long-term-care, hospital, and various other government programs. We base these accruals primarily upon our historical rebate/discount payments made to our customer segment groups. We calculate these rebates/discounts based upon a percent of our sales for each of our products as defined by the statutory rates and the contracts with our various customer groups.

The largest of our sales rebate/discount amounts are rebates associated with sales covered by Medicaid. Although we generally accrue a liability for Medicaid rebates at the time we record the sale (when the product is shipped), the Medicaid rebate related to that sale is typically paid up to six months later. In determining the appropriate accrual amount, we consider our historical Medicaid rebate payments by product as a percent of our historical sales as well as any significant changes in sales trends, an evaluation of the current Medicaid rebate laws and interpretations, the percent of our products that are sold to Medicaid recipients, and our product pricing and current rebate/discount contracts.

We believe that the accruals we have established for sales rebates and discounts are reasonable and appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different accrual amount for sales rebates and discounts. A 5 percent change in the Medicaid rebate expense we recognized in 2003 would lead to an approximate $28 million effect on our income before income taxes.

Product Litigation Liabilities and Other Contingencies

Product litigation liabilities and other contingencies are, by their nature, uncertain and are based upon complex judgments and probabilities. The factors we consider in developing our product litigation liability reserves and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions if any. In addition, we have accrued for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage.

We also consider the insurance coverage we have to diminish the exposure. In assessing our insurance coverage, we consider the policy coverage limits and exclusions, the potential for denial of coverage by the insurance company, the financial position of the insurers, and the possibility of and the length of time for collection.

We believe that the accruals and related insurance recoveries we have established for product litigation liabilities and other contingencies are appropriate based on current facts and circumstances. However, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop a different liability amount for product litigation liabilities and other contingencies or a different recovery amount from the insurance companies. A 5 percent change in the product litigation liabilities and other contingencies accrual would lead to an approximate $13 million effect on our income before income taxes; however, much of this effect would be expected to be offset by recoveries from our insurance coverages. A 5 percent change in the insurance recoveries estimate would lead to an approximate $4 million effect on our income before income taxes.

Pension and Retiree Medical Plan Assumptions

Pension benefit costs include assumptions for the discount rate, retirement age, and the expected return on plan assets. Retiree medical plan costs include assumptions for the discount rate, retirement age, the expected return on plan assets, and the health-care-cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 12 to the consolidated financial statements for additional information regarding our retirement benefits.

Periodically, we evaluate the discount rate and the expected return on plan assets in our defined benefit pension and retiree health benefit plans. In evaluating these assumptions, we consider many factors, including an evaluation of the discount rates, expected return on plan assets and the health-care-cost trend rates of other companies; our historical assumptions compared with actual results; an analysis of current market conditions and asset allocations (approximately 85 to 95 percent of which are growth investments); and the views of leading financial advisers and economists. In evaluating our expected retirement age assumption, we consider the retirement ages of our past employees eligible for pension and medical benefits together with our expectations of future retirement ages.

We believe our pension and retiree medical plan assumptions are appropriate based upon the above factors. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. If the health-care-cost trend rates were to be increased by one percentage point each future year, the aggregate of the service cost and interest cost components of the 2003 annual expense would increase by approximately $15 million. A one-percentage-point decrease would decrease the aggregate of the 2003 service cost and interest cost by approximately $13 million. If the discount rate for 2003 were to be changed by a quarter percentage point, income before income taxes would change by approximately $17 million. If the expected return on plan assets for 2003 were to be changed by a quarter percentage point, income before income taxes would change by approximately $10 million. If our assumption regarding the expected age of future retirees for 2003 were adjusted by one year, that would affect our income before income taxes by approximately $24 million.

Valuation Allowances Recorded Against Deferred Tax Assets

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense.

We believe that our estimates for the valuation allowances reserved against the deferred tax assets are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate of these factors. A 5 percent change in the valuation allowance would result in a change in net income of approximately $21 million.

FINANCIAL EXPECTATIONS FOR 2004

For the first quarter and full year of 2004, we expect earnings per share to be in the range of $.65 to $.67 and $2.80 to $2.85, respectively. This earnings guidance excludes material unusual items and the substantial one-time charge we expect to report in the first quarter of 2004 for acquired in-process research and development related to the merger with AME, the amount of which has not been determined at this time. We are not currently aware of material unusual items that will occur in 2004. Further, this guidance reflects ongoing domestic competitive pressures on Zyprexa, which we will continue to monitor. It also includes the projected benefits for Zyprexa associated with the recently approved bipolar maintenance indication, as well as Symbyax and the anticipated near-term approval of Zyprexa IntraMuscular. For the full-year 2004, we expect low double-digit sales growth, gross margins as a percent of sales to be essentially flat compared with the prior year, marketing and administrative expenses to grow in the low double digits, and research and development expenses to grow in the mid-teens. Further, we expect that other income/deductions (net other income less interest expense) will be approximately $100 million to $120 million for 2004 and expect that the tax rate should remain essentially constant.

Actual results could differ materially and will depend on, among other things, the continuing growth of our currently marketed products; developments with competitive products; the timing and scope of regulatory approvals and the success of our new product launches; foreign exchange rates; possible regulatory actions; and the impact of state, federal, and foreign government pricing and reimbursement measures. In particular, as described below under Legal and Environmental Matters, certain generic pharmaceutical manufacturers have challenged our U.S. compound patent for Zyprexa. A trial court decision on the challenge is expected during 2004. If the decision is unfavorable and the generic companies launch generic olanzapine prior to resolution of appeals, our financial results would be very negatively affected. We undertake no duty to update these forward-looking statements.

LEGAL AND ENVIRONMENTAL MATTERS

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy's Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals, have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid or not infringed. We filed suits against the three companies in U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis began on January 26, 2004, and is expected to conclude in February. A ruling from the trial court is expected in the second or third quarter of 2004. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers' claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA to the U.S. FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. On November 26, 2002, we filed suit against Barr in federal district court in Indianapolis seeking a ruling that Barr's challenges to our patents claiming the method of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. In June 2003, Barr added a challenge to one of our additional patents (expiring in 2017), claiming a component in the pharmaceutical form of Evista. This patent has now been added to the lawsuit. The trial is tentatively scheduled to begin in August 2005. While we believe that Barr's claims are without merit and expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received a second subpoena seeking additional documents in July 2003. We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. We continue to review and enhance policies and procedures designed to assure that our marketing and promotional practices and physician communications comply with promotional laws and regulations. In recent months, several pharmaceutical companies have received subpoenas from government agencies with respect to a variety of products, including a number of neuroscience products. It is possible that other Lilly products, including Zyprexa, could become subject to investigation. It is possible that the outcome of the above matters could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of the above matters or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated financial position, liquidity, and results of operations.

We have been named as a defendant in numerous product liability lawsuits, involving primarily diethylstilbestrol (DES) and thimerosal. See Note 13 to the consolidated financial statements for further information on those matters.

Our worldwide operations are subject to complex and changing environmental and health and safety laws and regulations that will continue to require capital investment and operational expenses. We have also been designated a potentially responsible party with respect to fewer than 10 sites under the federal environmental law commonly known as Superfund. For more information on those matters, see Note 13 to the consolidated financial statements.

While it is not possible to predict or determine the outcome of the legal and environmental matters described above, we believe that, except as noted above in connection with the discussion of the Zyprexa patent litigation, the Evista patent litigation, and our marketing and promotional practices, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995—A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution investors that any forward-looking statements or projections made by us, including those made in this document, are based on management's expectations at the time they are made, but they are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, legal, and other factors that may affect our operations and prospects are discussed above and in Exhibit 99 to our most recent report on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

Year Ended December 31	2003	2002	2001
Cash Flows From Operating Activities			
Net income	$ 2,560.8	$ 2,707.9	$ 2,780.0
Adjustments To Reconcile Net Income to Cash Flows From Operating Activities			
Depreciation and amortization	548.5	493.0	454.9
Change in deferred taxes	130.9	346.5	273.8
Acquired in-process research and development, net of tax	—	54.6	123.8
Asset impairments, restructuring, and other special charges, net of tax	261.7	—	78.9
Other, net	61.0	10.8	27.6
	3,562.9	3,612.8	3,739.0
Changes in operating assets and liabilities			
Receivables—(increase) decrease	(195.1)	(321.1)	167.5
Inventories—increase	(170.8)	(285.1)	(184.2)
Other assets—increase	(211.9)	(667.4)	(81.1)
Accounts payable and other liabilities—increase (decrease)	661.6	(268.5)	20.4
	83.8	(1,542.1)	(77.4)
Net Cash Provided by Operating Activities	3,646.7	2,070.7	3,661.6
Cash Flows From Investing Activities			
Purchase of property and equipment	(1,706.6)	(1,130.9)	(884.0)
Disposals of property and equipment	61.2	36.8	31.6
Net change in short-term investments	774.0	(651.8)	(520.3)
Proceeds from sales and maturities of noncurrent investments	6,762.4	4,777.9	3,708.7
Purchase of noncurrent investments	(7,005.3)	(5,190.3)	(5,931.1)
Purchase of in-process research and development	—	(84.0)	(159.6)
Other, net	(217.2)	(232.1)	(210.1)
Net Cash Used in Investing Activities	(1,331.5)	(2,474.4)	(3,964.8)
Cash Flows From Financing Activities			
Dividends paid	(1,443.0)	(1,335.8)	(1,207.2)
Purchase of common stock and other capital transactions	(281.1)	(385.2)	(545.7)
Issuances of common stock under stock plans	103.1	64.6	109.5
Net change in short-term borrowings	(247.3)	(18.0)	102.0
Proceeds from issuance of long-term debt	830.0	1,259.6	901.3
Repayments of long-term debt	(540.0)	(7.2)	(408.6)
Net Cash Used for Financing Activities	(1,578.3)	(422.0)	(1,048.7)
Effect of exchange rate changes on cash	73.5	69.3	(60.7)
Net increase (decrease) in cash and cash equivalents	810.4	(756.4)	(1,412.6)
Cash and cash equivalents at beginning of year	1,945.9	2,702.3	4,114.9
Cash and cash equivalents at end of year	$ 2,756.3	$ 1,945.9	$ 2,702.3

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

Year Ended December 31	2003	2002	2001
Net income	**$2,560.8**	$2,707.9	$2,780.0
Other comprehensive income (loss)			
Foreign currency translation gains (losses)	**473.0**	273.6	(83.8)
Net unrealized gains (losses) on securities	**72.0**	(67.4)	47.7
Minimum pension liability adjustment	**(9.8)**	(4.6)	(95.6)
Effective portion of cash flow hedges	**(2.1)**	(217.9)	(42.0)
Other comprehensive income (loss) before income taxes	**533.1**	(16.3)	(173.7)
Provision for income taxes related to other comprehensive income (loss) items	**(22.4)**	93.9	36.5
Other comprehensive income (loss) (Note 14)	**510.7**	77.6	(137.2)
Comprehensive income	**$3,071.5**	$2,785.5	$2,642.8

See notes to consolidated financial statements.

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

We operate in one significant business segment—pharmaceutical products. Operations of the animal health business segment are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

Year Ended December 31	2003	2002	2001
Net sales—to unaffiliated customers			
Neurosciences	**$ 5,554.8**	$ 4,668.3	$ 5,328.2
Endocrinology	**3,926.7**	3,444.6	3,103.5
Oncology	**1,039.8**	893.1	739.1
Animal health	**726.6**	693.1	686.1
Cardiovascular	**669.3**	624.9	593.4
Anti-infectives	**489.9**	577.4	749.5
Other pharmaceutical	**175.4**	176.1	342.7
Net sales	**$12,582.5**	$11,077.5	$11,542.5

Geographic Information

Net sales—to unaffiliated customers[1]			
United States	**$ 7,175.6**	$ 6,536.1	$ 7,364.3
Western Europe	**2,711.3**	2,155.4	1,953.1
Other foreign countries	**2,695.6**	2,386.0	2,225.1
	$12,582.5	$11,077.5	$11,542.5
Long-lived assets			
United States	**$ 5,296.0**	$ 4,725.1	$ 4,015.4
Western Europe	**1,279.1**	997.1	767.9
Other foreign countries	**1,209.2**	673.3	519.6
	$ 7,784.3	$ 6,395.5	$ 5,302.9

[1]Net sales are attributed to the countries based on the location of the customer.

The largest category of products is the neurosciences group, which includes Zyprexa, Prozac, Strattera, and Permax®. Endocrinology products consist primarily of Humulin, Humalog, Actos, Evista, Forteo, and Humatrope. Oncology products consist primarily of Gemzar. Animal health products include Tylan®, Rumensin®, Coban®, and other products for livestock and poultry. Cardiovascular products consist primarily of ReoPro and Xigris. Anti-infectives include primarily Ceclor® and Vancocin®. The other pharmaceutical product group includes Cialis, Axid®, and other miscellaneous pharmaceutical products and services.

Most of the pharmaceutical products are distributed through wholesalers that serve pharmacies, physicians and other health care professionals, and hospitals. In 2003, our three largest wholesalers each accounted for between 15 percent and 16 percent of consolidated net sales. Further, they each accounted for between 9 percent and 15 percent of accounts receivable as of December 31, 2003. Animal health products are sold primarily to wholesale distributors.

Our business segments are distinguished by the ultimate end user of the product: humans or animals. Performance is evaluated based on profit or loss from operations before income taxes. The accounting policies of the individual segments are substantially the same as those described in the summary of significant accounting policies in Note 1 to the consolidated financial statements. Income before taxes for the animal health business was approximately $204 million, $221 million, and $204 million in 2003, 2002, and 2001, respectively.

The assets of the animal health business are intermixed with those of the pharmaceutical products business and are not separately determinable. Long-lived assets disclosed above consist of property and equipment and certain sundry assets.

We are exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

SELECTED QUARTERLY DATA (UNAUDITED)

Eli Lilly and Company and Subsiaries
(Dollars in millions, except per-share data)

2003	Fourth	Third	Second	First
Net sales	$3,465.5	$3,139.4	$3,088.2	$2,889.4
Cost of sales	731.5	679.3	643.0	621.3
Operating expenses	1,844.2	1,531.5	1,585.8	1,444.1
Asset impairments, restructuring, and other special charges	28.3	—	—	353.9
Other—net	(102.5)	12.7	(28.5)	(23.8)
Income before income taxes	964.0	915.9	887.9	493.9
Net income	747.2	714.4	692.2	407.0
Earnings per share—basic	.69	.66	.64	.38
Earnings per share—diluted	.69	.66	.64	.38
Dividends paid per share	.335	.335	.335	.335
Common stock closing prices				
High	73.89	70.33	69.83	67.98
Low	60.78	57.99	57.73	53.70

2002	Fourth	Third	Second	First
Net sales	$2,955.6	$2,785.6	$2,775.2	$2,561.1
Cost of sales	567.8	553.7	524.9	530.1
Operating expenses	1,495.1	1,337.4	1,460.7	1,280.1
Acquired in-process research and development	—	84.0	—	—
Other—net	(51.3)	(52.3)	(54.6)	(55.8)
Income before income taxes	944.0	862.8	844.2	806.7
Net income	736.3	683.9	658.5	629.2
Earnings per share—basic	.68	.64	.61	.58
Earnings per share—diluted	.68	.63	.61	.58
Dividends paid per share	.31	.31	.31	.31
Common stock closing prices				
High	69.00	61.84	78.34	80.28
Low	55.14	47.91	56.11	72.49

Our common stock is listed on the New York, London, and other stock exchanges.

Eli Lilly and Company and Subsidiaries (Dollars in millions, except per-share data)	2003	2002	2001	2000	1999
Operations					
Net sales	**$12,582.5**	$11,077.5	$11,542.5	$10,862.2	$10,002.9
Research and development	**2,350.2**	2,149.3	2,235.1	2,018.5	1,783.6
Other costs and expenses	**6,970.6**	5,470.5	5,800.5	4,985.0	4,973.9
Income from continuing operations before taxes	**3,261.7**	3,457.7	3,506.9	3,858.7	3,245.4
Income taxes	**700.9**	749.8	726.9	800.9	698.7
Income from:					
Continuing operations	**2,560.8**	2,707.9	2,780.0	3,057.8	2,546.7
Discontinued operations	—	—	—	—	174.3
Net income	**2,560.8**	2,707.9	2,780.0	3,057.8	2,721.0
Income from continuing operations as a percent of sales	**20.4%**	24.4%	24.1%	28.2%	25.5%
Per-share data—diluted					
Income from:					
Continuing operations	**$ 2.37**	$ 2.50	$ 2.55	$ 2.79	$ 2.30
Discontinued operations	—	—	—	—	.16
Net income	**2.37**	2.50	2.55	2.79	2.46
Dividends declared per share	**1.36**	1.27	1.15	1.06	.95
Weighted-average number of shares outstanding—diluted (thousands)	**1,082,230**	1,085,088	1,090,793	1,097,725	1,106,055
Financial Position					
Current assets	**$ 8,758.7**	$ 7,804.1	$ 6,938.9	$ 7,943.0	$ 7,055.5
Current liabilities	**5,550.6**	5,063.5	5,203.0	4,960.7	3,935.4
Property and equipment—net	**6,539.0**	5,293.0	4,532.4	4,176.6	3,981.5
Total assets	**21,678.1**	19,042.0	16,434.1	14,690.8	12,825.2
Long-term debt	**4,687.8**	4,358.2	3,132.1	2,633.7	2,811.9
Shareholders' equity	**9,764.8**	8,273.6	7,104.0	6,046.9	5,013.0
Supplementary Data[1]					
Return on shareholders' equity	**28.4%**	35.2%	42.3%	55.3%	53.9%
Return on assets	**12.7%**	15.2%	17.8%	22.9%	21.3%
Capital expenditures	**$ 1,706.6**	$ 1,130.9	$ 884.0	$ 677.9	$ 528.3
Depreciation and amortization	**548.5**	493.0	454.9	435.8	439.7
Effective tax rate	**21.5%**	21.7%	20.7%	20.8%	21.5%
Number of employees	**46,100**	43,700	41,100	35,700	31,300
Number of shareholders of record	**54,600**	56,200	57,700	59,200	62,300

[1] All supplementary financial data have been computed using income from continuing operations except for capital expenditures and depreciation and amortization, which include amounts from discontinued operations. The number of employees reflects continuing operations, including controlled joint ventures.

Eli Lilly and Company and Subsidiaries
(Dollars in millions, except per-share data)

Note 1: Summary of Significant Accounting Policies

Basis of presentation: The accounts of all wholly owned and majority-owned subsidiaries are included in the consolidated financial statements. Where our ownership of consolidated subsidiaries is less than 100 percent, the outside shareholders' interests are reflected in other noncurrent liabilities. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from those estimates.

All per-share amounts, unless otherwise noted in the footnotes, are presented on a diluted basis, that is, based on the weighted-average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

Cash equivalents: We consider all highly liquid investments, generally with a maturity of three months or less, to be cash equivalents. The cost of these investments approximates fair value. If items meeting this definition are part of a larger investment pool, they are classified consistent with the classification of the pool.

Inventories: We state all inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method for substantially all our inventories located in the continental United States, or approximately 40 percent of our total inventories. Other inventories are valued by the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. Inventories at December 31 consisted of the following:

	2003	2002
Finished products	$ 542.1	$ 482.9
Work in process	1,169.0	816.3
Raw materials and supplies	315.9	242.7
	2,027.0	1,541.9
Reduction to LIFO cost	(64.0)	(46.5)
	$1,963.0	$1,495.4

Investments: Substantially all debt and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Unrealized losses considered to be other-than-temporary are recognized in earnings currently. Factors we consider in making this evaluation include company-specific drivers of the decrease in stock price, status of projects in development, near-term prospects of the issuer, the length of time the value has been depressed, and the financial condition of the industry. Realized gains and losses on sales of available-for-sale securities are computed based upon specific identification of the initial cost adjusted for any other-than-temporary declines in fair value. Investments in companies over which we have significant influence but not a controlling interest are accounted for using the equity method with our share of earnings or losses reported in other income. We own no investments that are considered to be trading securities.

Derivative financial instruments: Our derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities, and transactions being hedged. As derivative contracts are initiated, we designate the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of our derivatives on a quarterly basis.

For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affects earnings. Hedge ineffectiveness is immediately recognized in earnings. Derivative contracts that are not designated as hedging instruments are recorded at fair value with the gain or loss recognized in current earnings during the period of change.

We enter into foreign currency forward and option contracts to reduce the effect of fluctuating currency exchange rates (principally the Japanese yen and the euro). Generally, foreign currency derivatives used for hedging are put in place using the same or like currencies and duration as the underlying exposures. Forward contracts are principally used to manage exposures arising from subsidiary trade and loan payables and receivables denominated in foreign currency. These contracts are recorded at fair value with the gain or loss recognized in current earnings. The purchased option contracts are used to hedge anticipated foreign currency transactions, primarily intercompany inventory activities expected to occur within the next year. These contracts are designated as cash flow hedges of those future transactions and the impact on earnings is included in cost of sales. We may enter into foreign currency forward contracts and currency swaps as fair value hedges of firm commitments. Forward and option contracts generally have maturities not exceeding 12 months.

In the normal course of business, our operations are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing, investing, and operating. We address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. The objective of controlling these risks is to limit the impact of fluctuations in interest rates on earnings. Our primary interest rate risk exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and investment positions and may enter into interest rate swaps or collars to help maintain that balance. Interest rate swaps or collars that convert our fixed rate debt or investments to a floating rate are designated as fair value hedges of the underlying instruments. Interest rate swaps or collars that convert floating rate debt or investments to a fixed rate are designated as cash flow hedges. Interest expense on the debt is adjusted to include the payments made or received under the swap agreements.

Goodwill and other intangibles: Other intangibles with finite lives arising from acquisitions and research alliances are amortized over their estimated useful lives, ranging from 5-10 years, using the straight-line method. Beginning with our adoption of Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets, on January 1, 2002, goodwill is no longer amortized. Goodwill and other intangibles are reviewed to assess recoverability at least annually and when certain impairment indicators are present. Unamortized goodwill and other intangibles with finite lives were $92.2 million and $94.7 million, respectively, at December 31, 2003 and 2002, and were included in sundry assets in the consolidated balance sheets. We currently have no other intangible assets with indefinite lives. No material impairments occurred with respect to the carrying value of our goodwill or other intangible assets in 2003, 2002, or 2001. Amortization of goodwill in 2001 was negligible.

Property and equipment: Property and equipment is stated on the basis of cost. Provisions for depreciation of buildings and equipment are computed generally by the straight-line method at rates based on their estimated useful lives (generally 12 to 50 years for buildings and 3 to 18 years for equipment).

At December 31, property and equipment consisted of the following:

	2003	2002
Land	**$ 124.8**	$ 111.0
Buildings	**3,134.7**	2,871.7
Equipment	**5,305.8**	5,148.4
Construction in progress	**2,502.7**	1,415.0
	11,068.0	9,546.1
Less allowances for depreciation	**4,529.0**	4,253.1
	$ 6,539.0	$5,293.0

Depreciation expense for 2003, 2002, and 2001 was $469.3 million, $437.8 million, and $414.9 million, respectively. Approximately $61.0 million, $60.3 million, and $61.5 million of interest costs were capitalized as part of property and equipment in 2003, 2002, and 2001, respectively. Total rental expense for all leases, including contingent rentals (not material), amounted to approximately $268.5 million, $240.8 million, and $207.1 million for 2003, 2002, and 2001, respectively. Capital leases included in property and equipment in the consolidated balance sheets, capital lease obligations entered into, and future minimum rental commitments are not material.

Revenue recognition: We recognize revenue from sales of products at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership. This is generally at the time products are shipped to the customer. Provisions for discounts and rebates to customers are established in the same period the related sales are recorded and are included in other current liabilities. Revenue from copromotion services (primarily Actos) is based upon net sales reported by our copromotion partner and, if applicable, the number of sales calls we perform. We immediately recognize the full amount of milestone payments due us upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the pharmaceutical product. Milestone payments earned by us are generally recorded in other income-net. Initial fees we receive from the partnering of our compounds under development are amortized through the expected product approval date. Initial fees received from out-licensing agreements that include both the sale of marketing rights to our commercialized products and a related commitment to supply the products are generally recognized as net sales over the term of the supply agreement.

Research and development: We recognize as incurred the cost of directly acquiring assets to be used in the research and development process that have not yet received regulatory approval for marketing and for which no alternative future use has been identified. If the product has obtained regulatory approval, we generally capitalize the milestones paid and amortize them over the period benefited. Milestones paid prior to regulatory approval of the product are generally expensed when the event requiring payment of the milestone occurs.

Income taxes: Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. Federal income taxes are provided on the portion of the income of foreign subsidiaries that is expected to be remitted to the United States and be taxable.

Earnings per share: We calculate basic earnings per share based on the weighted-average number of outstanding common shares and incremental shares. We calculate diluted earnings per share based on the weighted-average number of outstanding common shares plus the effect of dilutive stock options and other incremental shares.

Stock-based compensation: As discussed further in Note 7, we have elected to follow Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock options and performance awards. Under APB 25, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires us to present pro forma information as if we had accounted for our employee stock options and performance awards under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the options and performance awards at the date of the grant is amortized to expense over the vesting period. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2003	2002	2001
Net income, as reported	**$2,560.8**	$2,707.9	$2,780.0
Add: Compensation expense for stock-based performance awards included in reported net income, net of related tax effects	—	—	5.5
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	**(220.8)**	(322.1)	(215.9)
Pro forma net income	**$2,340.0**	$2,385.8	$2,569.6
Earnings per share:			
Basic, as reported	**$2.38**	$2.51	$2.58
Basic, pro forma	**$2.17**	$2.22	$2.38
Diluted, as reported	**$2.37**	$2.50	$2.55
Diluted, pro forma	**$2.16**	$2.20	$2.36

Note 2: Implementation of New Financial Accounting Pronouncements

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, which is adjusted to its present value each subsequent period. In addition, companies must capitalize a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of the related long-lived asset. The adoption of SFAS 143 on January 1, 2003, had no impact on our consolidated financial position or results of operations.

In 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 eliminates the classification of debt extinguishments as extraordinary items. The adoption of this statement on January 1, 2003, resulted in the reclassification of the extraordinary item resulting from debt extinguishment in 2001 to interest expense. The adoption had no impact on our net income.

In 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Severance pay under SFAS 146, in many cases, would be recognized over the remaining service period rather than at the time the plan is communicated. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS 146 for any actions initiated after January 1, 2003, and any future exit costs or disposal activities will be subject to this statement.

In 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires an issuer of a guarantee to recognize an initial liability for the fair value of the obligations covered by the guarantee. FIN 45 also addresses the disclosures required by a guarantor in interim and annual financial statements regarding obligations under guarantees. We have adopted the requirement for recognition of liabilities for the fair value of guaranteed obligations prospectively for guarantees entered into after January 1, 2003. We adopted the disclosure provisions as of December 31, 2002.

In 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires consolidation of a VIE by the primary beneficiary of the assets, liabilities, and results of activities. FIN 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. We do not have any material investments in variable interest entities; therefore, the adoption of this interpretation in the first quarter of 2004 is not expected to have a material impact on our consolidated financial position or results of operations.

In 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments within the scope of SFAS 150 will now be required to be classified as a liability. This statement also requires enhanced disclosures regarding alternative methods of settling the instruments and the capital structure of entities. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement had no impact on our consolidated financial position or results of operations.

On January 12, 2004, the FASB issued FASB Staff Position (FSP) FAS106-1 regarding the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA). The FSP allows companies an opportunity to assess the effect of MMA on their retirement-related benefit costs and obligations and reflect the effects in the 2003 financial statements, pursuant to SFAS 106, Employer's Accounting for Postretirement Benefits Other Than Pensions. Companies are also allowed to defer accounting for the effects of MMA until authoritative guidance is issued. We have elected to defer accounting for the effects of MMA, in accordance with the FSP. As a result, the accumulated postretirement benefit obligation and net periodic postretirement benefit cost discussed in Note 12 do not reflect the effects of MMA on the plan. Specific authoritative guidance on the accounting for the federal subsidy, one of the provisions of MMA, is pending and that guidance, when issued, could require us to change previously reported information.

Note 3: Acquisition, Collaborations, and Disposition

In November 2003, we announced a merger agreement with Applied Molecular Evolution, Inc. (AME). Shareholders of AME will vote upon a proposal to adopt the merger agreement on February 11, 2004. Under terms of the agreement, AME shareholders will receive $18 for each outstanding AME share at closing. AME shareholders may elect to receive the $18 in cash or shares of Lilly common stock based on the closing price of Lilly stock on the closing date, subject to proration such that the total purchase price paid by Lilly is 80 percent stock and 20 percent cash. The purchase price of the acquisition, including transaction costs, is estimated to be approximately $400 million, net of cash acquired. The merger is expected to close in the first quarter of 2004. While the allocation of the purchase price will not be completed until after the effective date of the merger, we anticipate that a significant portion of the purchase price will be allocated to acquired in-process research and development and charged to expense in the first quarter of 2004.

In September 2002, we entered into a collaboration arrangement with Amylin Pharmaceuticals, Inc. (Amylin), to jointly develop and commercialize Amylin's synthetic exendin-4 compound, a potential new treatment for type 2 diabetes. In 2001, we entered into collaboration arrangements with three companies. In August, we licensed from Isis Pharmaceuticals, Inc. (Isis), Affinitak™, a non-small-cell lung cancer drug candidate and entered into an agreement regarding an ongoing research collaboration. In September, we entered into a collaboration with Bioprojet, Société Civile de Recherche, to jointly develop and commercialize a vasopeptidase inhibitor (fasidotril) for hypertension and chronic heart failure. In October, we entered into a collaboration with 3M Company to jointly develop and commercialize an immune response modifier (resiquimod) for various forms of herpes. The ongoing activity with respect to each of these agreements is not material to our research and development expenses.

At the inception of these collaborations, these compounds were in the development phase and no alternative future uses were identified. As with many development phase compounds, launch of the products, if approved, was not expected in the near term. Our charge for acquired in-process research and development expense related to these arrangements totaled $84.0 million and $190.5 million in 2002 and 2001, respectively. See Note 4 for further discussion of 2003 developments regarding the Isis agreements. In 2003, based upon recent clinical results of resiquimod and fasidotril and other opportunities we have in our product pipeline, the collaboration agreements between the parties were terminated.

In conjunction with the collaboration arrangement with Amylin, we also entered into a loan agreement. Following the successful completion of the ongoing clinical trials and contingent upon certain other events, we have agreed to loan Amylin up to $110 million during the development period of the product, repayable in cash or Amylin stock at our option. As of December 31, 2003, no loans to Amylin were outstanding.

Note 4: Asset Impairments, Restructuring, and Other Special Charges

In December 2002, we initiated a plan of eliminating approximately 700 positions worldwide in order to streamline our infrastructure. While a substantial majority of affected employees were successfully placed in other positions in the company, severance expenses were incurred in the first quarter of 2003 for those employees who elected a severance package. The restructuring and other special charges incurred in the first quarter were $52.5 million, consisting primarily of voluntary severance expenses, which have been included in asset impairments, restructuring, and other special charges in our consolidated statement of income. Approximately $40.0 million of this charge was expended during 2003 with substantially all the remainder to be expended during the first quarter of 2004.

In addition, as part of our previously disclosed ongoing strategic review, management approved global manufacturing strategies across our product portfolio during 2003 to improve plant performance and efficiency, including the outsourcing of production of certain anti-infective products. These decisions resulted in the impairment of certain assets, primarily manufacturing assets in the U.S. This review did not result in any closure of facilities, but certain assets located at various manufacturing sites were affected. We have ceased using these assets and substantially all these assets have been disposed of or destruction commenced in 2003. The impairment charges were necessary to adjust the carrying value of these assets to zero. These asset impairment charges totaled $142.9 million, of which $114.6 million was incurred in the first quarter of 2003 with the remaining $28.3 million incurred in the fourth quarter of 2003, and are included in asset impairments, restructuring, and other special charges in our consolidated statement of income.

In conjunction with the Isis agreement discussed in Note 3, we purchased approximately 4.2 million shares of Isis common stock with a cost basis of approximately $68.0 million and we committed to loan Isis $100 million over the four-year term of the research agreement. The Isis loan is repayable at the end of the research agreement term in cash or Isis stock, at Isis's option, using a conversion price of $40 per share. In addition, we committed to loan Isis $21.2 million for the building of a manufacturing suite for Affinitak. On March 17, 2003, we announced, along with Isis, the results of the Phase III trial that evaluated Affinitak when combined with chemotherapy in patients with advanced non-small-cell lung cancer. No difference was observed in the overall survival of the two groups. Due to this announcement and the decline in Isis's stock price that occurred in the previous 12 months, we concluded that our investment in Isis common stock was other-than-temporarily impaired as defined by generally accepted accounting principles. For the same reasons, it was probable that the value of the consideration that we will be eligible to receive from Isis pursuant to the terms of the loan agreements will be less than the carrying amount of the loans. Therefore, in the first quarter of 2003, we recognized an impairment in our investment in Isis common stock of $55.0 million and a reserve related to the loans of $92.9 million. In addition, we recognized a charge of $38.9 million for contractual obligations related to Affinitak. The primary portion of this charge resulted from our supply agreement with Isis. The supply agreement obligated us to pay certain costs associated with work-in-process and raw materials and other costs that were triggered when we canceled our order of Affinitak. The remaining portion of the charge resulted from our contractual obligations related to the conduct of Affinitak clinical trials. As of December 31, 2003, approximately $2.5 million remained related to the original $38.9 million charge. The remaining cash payments associated with the Affinitak trials are expected to be made through mid-2004. The stock and loan impairments and other special charges incurred in the first quarter related to this relationship totaled $186.8 million and have been included in the asset impairments, restructuring, and other special charges category in our consolidated statement of income.

As a result of a strategic review of our global manufacturing operations, we recognized asset impairment and other site charges totaling $121.4 million in the third quarter of 2001. The charges principally consist of impairments of facilities and equipment that were substantially disposed of in 2002, termination of third-party manufacturing arrangements, and a plant closure in Taiwan. The impairment charges were necessary to adjust the carrying value of certain manufacturing assets to fair value. The fair value of the assets was estimated based upon anticipated future cash flows, discounted at a rate commensurate with the risk involved. Approximately $18 million of this charge was for severance-related costs, which were fully expended during 2002.

Note 5: Financial Instruments and Investments

Financial instruments that potentially subject us to credit risk consist principally of trade receivables and interest-bearing investments. Wholesale distributors of life-sciences products and managed care organizations account for a substantial portion of trade receivables; collateral is generally not required. The risk associated with this concentration is mitigated by our ongoing credit review procedures. We place substantially all our interest-bearing investments with major financial institutions, in U.S. government securities, or with top-rated corporate issuers. In accordance with documented corporate policies, we limit the amount of credit exposure to any one financial institution. We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value of Financial Instruments

A summary of our outstanding financial instruments and other investments at December 31 follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term investments				
Debt securities	**$ 957.0**	**$ 957.0**	$ 1,708.8	$ 1,708.8
Noncurrent investments				
Marketable equity	**$ 105.5**	**$ 105.5**	$ 85.9	$ 85.9
Debt securities	**3,173.1**	**3,173.1**	2,458.6	2,458.6
Equity method and other investments	**96.0**	N/A	605.9	N/A
	$3,374.6		$ 3,150.4	
Long-term debt, including current portion	**$4,867.5**	**$5,107.8**	$4,643.6	$4,886.7

We determine fair values based on quoted market values where available or discounted cash flow analyses (principally long-term debt). The fair value of equity method investments is not readily available and disclosure is not required. The fair value and carrying amount of risk-management instruments in the aggregate were not material at December 31, 2003 and 2002. Approximately $3.6 billion of our investments in debt securities mature within five years.

A summary of the unrealized gains and losses (pretax) of our available-for-sale securities in other comprehensive income at December 31 follows:

	2003	2002
Unrealized gross gains	**$72.3**	$77.4
Unrealized gross losses	**10.6**	87.7

The net adjustment to unrealized gains and losses (net of tax) on available-for-sale securities increased (decreased) other comprehensive income by $45.4 million, ($45.0) million, and $34.3 million in 2003, 2002, and 2001, respectively. Activity related to our available-for-sale investment portfolio was as follows:

	2003	2002	2001
Proceeds from sales	**$4,903.7**	$3,724.2	$1,826.3
Realized gross gains on sales	**72.1**	57.0	14.1
Realized gross losses on sales	**26.4**	35.2	0.1

During the years ended December 31, 2003 and 2002, net losses related to ineffectiveness and net losses related to the portion of fair value and cash flow hedging instruments excluded from the assessment of effectiveness were not material.

We expect to reclassify an estimated $53.9 million of pretax net losses on cash flow hedges of anticipated foreign currency transactions and the variability in expected future interest payments on floating rate debt from accumulated other comprehensive loss to earnings during 2004. This assumes that short-term interest rates remain unchanged from the prevailing rates at December 31, 2003.

Note 6: Borrowings

Long-term debt at December 31 consisted of the following:

	2003	2002
4.50 to 7.13 percent notes (due 2012-2036)	**$1,487.4**	$ 1,287.4
2.90 to 8.38 percent notes (due 2003-2008)	**811.4**	711.4
Floating rate bonds (due 2008-2037)	**417.8**	666.6
Private placement bonds (due 2007-2008)	**810.5**	542.8
Floating rate capital securities (due 2029)	**525.0**	525.0
8.38 percent eurodollar bonds (due 2005)	**150.0**	150.0
Resettable coupon capital securities (due 2029)	**300.0**	300.0
6.55 percent ESOP debentures (due 2017)	**94.6**	95.6
Other, including capitalized leases	**130.3**	130.8
SFAS 133 fair value adjustment	**140.5**	234.0
	4,867.5	4,643.6
Less current portion	**179.7**	285.4
	$4,687.8	$4,358.2

In March 2003, we issued $300.0 million of 2.9 percent 5-year notes and $200.0 million of 4.5 percent 15-year notes. In July 2002 and May 2001, we issued $150.0 million and $250.0 million, respectively, of floating rate bonds that mature in 2037. The variable interest rate on these bonds is at LIBOR (1.27 percent at December 31, 2003) and beginning May 15, 2004, will adjust every six months to reflect our six-month credit spread. The interest accumulates over the life of the bonds and is payable upon maturity. We have an option to begin periodic interest payments any time after May 15, 2004. At the time of option exercise, we would owe all previously accrued interest on the bonds. Additionally, in July 2003 and July 2002, respectively, we executed a $330.0 million and $542.8 million private placement note with a financial institution. Principal and interest are due semiannually over the five-year terms of each of these notes. In conjunction with these notes, we entered into interest rate swap agreements with the same financial institution, which converts the fixed rate into a variable rate of interest at essentially LIBOR over the term of the notes. In March 2002, we issued $500.0 million of 10-year 6.0 percent notes. In addition, in 2001, we issued $400.0 million of 5.5 percent notes due July 2006 and $249.5 million of floating rate bonds due October 2008.

The floating rate capital securities and the resettable coupon capital securities are subordinated to the notes, bonds, and debentures listed above. The floating rate capital securities pay cumulative interest at an annual rate equal to LIBOR plus a predetermined spread, reset quarterly. The rates at December 31, 2003 and 2002, were 2.37 percent and 2.86 percent, respectively. The securities may be redeemed any time on or after August 5, 2004, for a defined redemption price. The resettable coupon capital securities pay cumulative interest at an annual rate of 7.72 percent until August 1, 2004. At this date and every fifth anniversary thereafter, the interest rate will be reset equal to the weekly average interest rate of U.S. treasury securities having an index maturity of five years for the week immediately preceding the reset date plus a predetermined spread. The securities may be redeemed on August 1,

2004, and anytime thereafter for a defined redemption price.

The 6.55 percent Employee Stock Ownership Plan (ESOP) debentures are obligations of the ESOP but are shown on the consolidated balance sheet because we guarantee them. The principal and interest on the debt are funded by contributions from us and by dividends received on certain shares held by the ESOP. Because of the amortizing feature of the ESOP debt, bondholders will receive both interest and principal payments each quarter.

In 2001, we repurchased $188.6 million of 8.38 percent notes due in 2006, $14.0 million of 6.77 percent notes due in 2036, and $198.6 million of 7.13 percent notes due in 2025. As a result of this early extinguishment of debt, we recognized a charge of $45.2 million. As a result of our adoption of SFAS 145 in 2003 (see Note 2), this charge was reclassified from an extraordinary charge to interest expense. In 2003, we repurchased $257.1 million of floating rate debt securities due in 2008.

The aggregate amounts of maturities on long-term debt for the next five years are as follows: 2004, $179.7 million; 2005, $360.3 million; 2006, $719.4 million; 2007, $207.4 million; and 2008, $389.6 million.

At December 31, 2003 and 2002, short-term borrowings included $16.8 million and $260.0 million, respectively, of notes payable to banks. Included in short-term borrowings in 2002 are $250.0 million of 4.23 percent one-year resettable notes issued in March 2001. These notes were repaid in 2003. At December 31, 2003, unused committed lines of credit totaled approximately $1.24 billion. Compensating balances and commitment fees are not material, and there are no conditions that are probable of occurring under which the lines may be withdrawn.

We have converted substantially all fixed rate debt to floating rates through the use of interest rate swaps. The weighted-average effective borrowing rate based on debt obligations and interest rates at December 31, 2003 and 2002, including the effects of interest rate swaps for hedged debt obligations, was 2.7 percent and 3.5 percent, respectively.

Cash payments of interest on borrowings totaled $44.7 million, $54.6 million, and $171.6 million in 2003, 2002, and 2001, respectively.

In accordance with the requirements of SFAS 133, the portion of our fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheet as an amount equal to the sum of the debt's carrying value plus the fair value adjustment representing changes in fair value of the hedged debt attributable to movements in market interest rates subsequent to the inception of the hedge.

Note 7: Stock Plans

Stock options are granted to employees at exercise prices equal to the fair market value of the company's stock at the dates of grant. Generally, options vest 100 percent 3 years from the grant date and have a term of 10 years. Performance awards are granted to officers and key employees and are payable in shares of our common stock. The number of performance award shares actually issued, if any, varies depending upon the achievement of certain earnings-per-share targets. In general, performance awards vest 100 percent at the end of the second fiscal year following the grant date. No performance awards were granted in 2002.

We issued a grant under the GlobalShares program in 2001. Essentially all employees were given an option to buy 125 shares of our stock at a price equal to the fair market value of our stock on the date of the grant. Options to purchase approximately 4.3 million shares were granted as part of the program in 2001. Individual grants generally become exercisable on or after the third anniversary of the grant date and have a term of 10 years.

We also issued a special stock option grant in 2001 to global management and all employees in the U.S. and Puerto Rico. This option grant was designed to retain and motivate employees affected by the compensation changes due to the Prozac patent expiration. Options to purchase approximately 10.0 million shares were granted as part of this program at a price equal to the fair market value on the date of the grant. Approximately 7.3 million of these options vested in 2002 with the remainder vesting in 2003.

We have elected to follow APB Opinion 25 and related interpretations in accounting for our stock options and performance awards. See Note 1 for a calculation of our net income and earnings per share under the fair value method pursuant to SFAS 123.

The weighted-average per-share fair values of the individual options and performance awards granted during 2003, 2002, and 2001 were as follows on the date of grant:

	2003	2002	2001
Employee stock options	**$20.59**	$25.98	$26.59
Performance awards	**63.51**	N/A	78.86

The fair values of the options calculated in accordance with SFAS 123 were determined using a Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	**1.50%**	1.54%	1.80%
Volatility	**35.10%**	35.00%	33.10%
Risk-free interest rate	**3.32%**	3.14%	4.58%
Forfeiture rate	**0**	0	0
Expected life	**7 years**	7 years	7 years

Stock option activity during 2001-2003 is summarized below:

	Shares of Common Stock Attributable to Options (in thousands)	Weighted-Average Exercise Price of Options
Unexercised at January 1, 2001	45,125	$48.28
Granted	26,883	76.10
Exercised	(4,298)	26.72
Forfeited	(612)	71.20
Unexercised at December 31, 2001	67,098	60.60
Granted	14,133	74.33
Exercised	(3,357)	21.18
Forfeited	(1,819)	70.95
Unexercised at December 31, 2002	76,055	64.65
Granted	14,361	57.36
Exercised	(4,379)	22.65
Forfeited	(3,227)	70.03
Unexercised at December 31, 2003	82,810	65.39

The following table summarizes information concerning outstanding and exercisable options at December 31, 2003 (shares in millions, contractual life in years):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$10–$25	6.76	1.52	$21.29	6.76	$21.29
$25–$65	21.37	7.23	56.14	7.97	53.27
$65–$75	31.51	6.25	71.93	21.34	71.03
$75–$95	23.17	7.91	77.90	12.59	79.44

Shares exercisable at December 31, 2003, 2002, and 2001, were 48.7 million, 44.6 million, and 35.2 million, respectively.

As noted above, the number of shares ultimately issued for the performance award program is dependent upon the earnings achieved during the vesting period. Pursuant to this plan, approximately 0.4 million shares and 0.8 million shares were issued in 2002 and 2001, respectively. No shares were issued in 2003 and none will be issued in 2004.

At December 31, 2003, additional options, performance awards, or restricted stock grants may be granted under the 2002 Lilly Stock Plan and the Lilly GlobalShares Stock Plan for not more than 74.5 million shares and 2.1 million shares, respectively.

Note 8: Other Assets and Other Liabilities

Our sundry assets include our capitalized computer software, prepaid retiree health benefit (Note 12), goodwill and other intangibles (Note 1), estimated insurance recoveries from our product litigation and environmental contingencies (Note 13), and a variety of other items. The increase in sundry assets is primarily attributable to an increase in capitalized computer software and prepaid retiree health benefits, offset partially by lower long-term deferred income tax assets.

Our other current liabilities include our sales discount and rebate accruals, including our Medicaid rebate accrual, deferred income from our collaboration and out-licensing arrangements, other taxes, interest payable, and a variety of other items. Major contributors to the increase in other current liabilities are interest payable, deferred income from our collaboration and out-licensing arrangements, and the Medicaid rebate accrual.

Our other noncurrent liabilities include the accrued liabilities from our pension and retiree health plans (Note 12), deferred income taxes (Note 11), product liability litigation and environmental accruals (Note 13), deferred income from our collaboration and out-licensing arrangements, and a variety of other items. The increase in other noncurrent liabilities is primarily attributable to deferred income taxes, deferred income from collaboration and out-licensing arrangements, and accrued liabilities from our pension and retiree health plans.

None of the components of sundry assets exceeds 5 percent of total assets and none of the components of other current liabilities or other noncurrent liabilities exceeds 5 percent of total liabilities.

Note 9: Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

	Additional Paid-in Capital	Retained Earnings	Deferred Costs—ESOP	Common Stock in Treasury: Shares (in thousands)	Common Stock in Treasury: Amount
Balance at January 1, 2001	$2,610.0	$6,223.2	$(135.0)	1,007	$ 109.5
Net income		2,780.0			
Cash dividends declared per share: $1.15		(1,232.8)			
Retirement of treasury shares	(581.8)			(7,368)	(586.7)
Purchase for treasury	(24.8)			7,176	571.0
Issuance of stock under employee stock plans	229.0			170	13.6
ESOP transactions	18.4		5.9		
Other	0.1	(0.1)			
Reclassification	359.1	(359.1)			
Balance at December 31, 2001	2,610.0	7,411.2	(129.1)	985	107.4
Net income		2,707.9			
Cash dividends declared per share: $1.27		(1,370.7)			
Retirement of treasury shares	(393.9)			(4,677)	(396.8)
Purchase for treasury				4,532	389.2
Issuance of stock under employee stock plans	131.8			168	9.7
ESOP transactions	13.8		5.8		
Reclassification	248.3	(248.3)			
Balance at December 31, 2002	2,610.0	8,500.1	(123.3)	1,008	109.5
Net income		2,560.8			
Cash dividends declared per share: $1.36		(1,465.4)			
Retirement of treasury shares	(289.1)			(3,180)	(291.2)
Purchase for treasury				2,976	276.8
Issuance of stock under employee stock plans	150.4			148	9.1
ESOP transactions	13.6		4.7		
Reclassification	125.1	(125.1)			
Balance at December 31, 2003	$2,610.0	$9,470.4	$(118.6)	952	$ 104.2

As of December 31, 2003, we have purchased $2.08 billion of our announced $3.0 billion share repurchase program. We acquired approximately 3.0 million, 4.5 million, and 7.2 million shares in 2003, 2002, and 2001, respectively, under our share repurchase programs. As previously disclosed, in connection with the share repurchase program, we entered into agreements to purchase shares of our stock. During the second quarter of 2003, we satisfied all our remaining obligations under the agreements.

We have 5 million authorized shares of preferred stock. As of December 31, 2003 and 2002, no preferred stock has been issued.

We have funded an employee benefit trust with 40 million shares of Lilly common stock to provide a source of funds to assist us in meeting our obligations under various employee benefit plans. The funding had no net impact on shareholders' equity as we consolidated the employee benefit trust. The cost basis of the shares held in the trust was $2.64 billion and is shown as a reduction in shareholders' equity, which offset the resulting increases of $2.61 billion in additional paid-in capital and $25 million in common stock. Any dividend transactions between us and the trust are eliminated. Stock held by the trust is not considered outstanding in the computation of earnings per share. The assets of the trust were not used to fund any of our obligations under these employee benefit plans in 2003, 2002, or 2001.

We have an ESOP as a funding vehicle for the existing employee savings plan. The ESOP used the proceeds of a loan from us to purchase shares of common stock from the treasury. The ESOP issued $200 million of third-party debt, repayment of which was guaranteed by us (see Note 6). The proceeds were used to purchase shares of our common stock on the open market. Shares of common stock held by the ESOP will be allocated to participating employees annually through 2017 as part of our savings plan contribution. The fair value of shares allocated each period is recognized as compensation expense.

Under a Shareholder Rights Plan adopted in 1998, all shareholders receive, along with each common share owned, a preferred stock purchase right entitling them to purchase from the company one one-thousandth of a share of Series B Junior Participating Preferred Stock (the Preferred Stock) at a price of $325. The rights are exercisable only after the Distribution Date, which is generally the 10th business day after the date of a public announcement that a person (the Acquiring Person) has acquired ownership of 15 percent or more of our common stock. We may redeem the rights for $.005 per right up to and including the Distribution Date. The rights will expire on July 28, 2008, unless we redeem them earlier.

The plan provides that, if an Acquiring Person acquires 15 percent or more of our outstanding common stock and our redemption right has expired, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of our common stock that have a value of two times the exercise price.

Alternatively, if, in a transaction not approved by the board of directors, we are acquired in a business combination transaction or sell 50 percent or more of our assets or earning power after a Distribution Date, generally each holder of a right (other than the Acquiring Person) will have the right to purchase at the exercise price the number of shares of common stock of the acquiring company that have a value of two times the exercise price.

At any time after an Acquiring Person has acquired 15 percent or more but less than 50 percent of our outstanding common stock, the board of directors may exchange the rights (other than those owned by the Acquiring Person) for our common stock or Preferred Stock at an exchange ratio of one common share (or one one-thousandth of a share of Preferred Stock) per right.

Note 10: Earnings per Share

The following is a reconciliation of the denominators used in computing earnings per share:

	2003	2002	2001
		(Shares in thousands)	
Income available to common shareholders	**$2,560.8**	$2,707.9	$2,780.0
Basic earnings per share			
Weighted-average number of common shares outstanding, including incremental shares	**1,076,547**	1,076,922	1,077,497
Basic earnings per share	**$ 2.38**	$ 2.51	$ 2.58
Diluted earnings per share			
Weighted-average number of common shares outstanding	**1,076,547**	1,076,873	1,077,390
Stock options and other incremental shares	**5,683**	8,215	13,403
Weighted-average number of common shares outstanding—diluted	**1,082,230**	1,085,088	1,090,793
Diluted earnings per share	**$ 2.37**	$ 2.50	$ 2.55

Note 11: Income Taxes

Following is the composition of income taxes:

	2003	2002	2001
Current			
Federal	$391.2	$140.1	$297.6
Foreign	284.7	306.3	247.9
State	(6.2)	(13.4)	16.6
	669.7	433.0	562.1
Deferred			
Federal	(112.9)	366.1	240.5
Foreign	138.2	(47.3)	34.6
State	5.9	(2.0)	0.2
	31.2	316.8	275.3
Utilization of capital loss carryforwards	—	—	(110.5)
Income taxes	$700.9	$749.8	$726.9

Significant components of our deferred tax assets and liabilities as of December 31 are as follows:

	2003	2002
Deferred tax assets		
Sale of intangibles	$ 415.0	$ 485.3
Other carryforwards	411.7	398.4
Inventory	353.5	61.3
Compensation and benefits	275.9	250.0
Tax credit carryforwards and carrybacks	105.9	93.6
Asset purchases	62.2	103.0
Other	527.5	467.6
	2,151.7	1,859.2
Valuation allowances	(415.3)	(382.2)
Total deferred tax assets	1,736.4	1,477.0
Deferred tax liabilities		
Prepaid employee benefits	(701.5)	(626.6)
Property and equipment	(564.5)	(480.4)
Unremitted earnings	(204.6)	(115.6)
Other	(153.3)	(84.7)
Total deferred tax liabilities	(1,623.9)	(1,307.3)
Deferred tax assets—net	$ 112.5	$ 169.7

At December 31, 2003, we had other carryforwards for international and U.S. income tax purposes of $266.4 million: $150.0 million will expire within five years and $70.6 million thereafter; $45.8 million of the carryforwards will never expire. The primary component of the remaining portion of the deferred tax asset for other carryforwards is related to net operating losses for state income tax purposes that are fully reserved. We also have tax credit carryforwards and carrybacks of $105.9 million available to reduce future income taxes: $46.3 million will be carried back, $0.3 million expires after five years, and $9.3 million of the tax credit carryforwards will never expire. The remaining portion of the tax credit carryforwards is related to state tax credits that are fully reserved.

Domestic and Puerto Rican companies contributed approximately 22 percent, 28 percent, and 55 percent in 2003, 2002, and 2001, respectively, to consolidated income before income taxes. At December 31, 2003, we had an aggregate of $9.5 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes at approximately the U.S. statutory rate. We have a subsidiary operating in Puerto Rico under a tax incentive grant that begins to expire at the end of 2007.

Cash payments of income taxes totaled $614.0 million, $864.0 million, and $320.0 million in 2003, 2002, and 2001, respectively. The increase in cash payments of income taxes in 2002 is primarily attributable to the resolution of an IRS examination.

Following is a reconciliation of the effective income tax rate applicable to income before income taxes:

	2003	2002	2001
United States federal statutory tax rate	**35.0%**	35.0%	35.0%
Add (deduct)			
International operations, including Puerto Rico	**(15.7)**	(12.6)	(13.9)
General business credits	**(0.7)**	(0.7)	(1.1)
Sundry	**2.9**	—	0.7
Effective income tax rate	**21.5%**	21.7%	20.7%

Note 12: Retirement Benefits

We used a measurement date of December 31 to develop the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at December 31 for our defined benefit pension and retiree health benefit plans, which were as follows:

	Defined Benefit Pension Plans		Retiree Health Benefits	
	2003	2002	2003	2002
Change in benefit obligation				
Benefit obligation at beginning of year	**$3,941.1**	$3,598.7	**$911.6**	$928.2
Service cost	**196.2**	170.2	**38.2**	34.0
Interest cost	**266.1**	254.3	**60.4**	64.5
Actuarial loss	**105.7**	61.8	**136.8**	104.6
Benefits paid	**(247.3)**	(234.9)	**(75.5)**	(73.5)
Retiree health plan changes	—	—	—	(151.0)
Reduction in discount rate, foreign currency exchange rate changes, and other adjustments	**386.8**	91.0	**87.3**	4.8
Benefit obligation at end of year	**4,648.6**	3,941.1	**1,158.8**	911.6
Change in plan assets				
Fair value of plan assets at beginning of year	**3,161.3**	3,182.1	**415.0**	373.4
Actual return on plan assets	**579.2**	(224.9)	**75.3**	(46.1)
Employer contribution	**149.1**	402.7	**139.1**	161.1
Benefits paid	**(247.3)**	(234.9)	**(75.5)**	(73.5)
Foreign currency exchange rate changes and other adjustments	**57.8**	36.3	—	0.1
Fair value of plan assets at end of year	**3,700.1**	3,161.3	**553.9**	415.0
Funded status	**(948.5)**	(779.8)	**(604.9)**	(496.6)
Unrecognized net actuarial loss	**2,286.1**	2,028.0	**847.4**	698.9
Unrecognized prior service cost (benefit)	**72.1**	78.3	**(132.6)**	(148.6)
Net amount recognized	**$1,409.7**	$1,326.5	**$109.9**	$ 53.7
Amounts recognized in the consolidated balance sheet consisted of				
Prepaid pension	**$1,613.3**	$1,515.4	**$192.3**	$ 127.3
Accrued benefit liability	**(422.6)**	(398.1)	**(82.4)**	(73.6)
Accumulated other comprehensive income before income taxes	**219.0**	209.2	—	—
Net amount recognized	**$1,409.7**	$1,326.5	**$109.9**	$ 53.7

(Percents)	Defined Benefit Pension Plans 2003	2002	Retiree Health Benefits 2003	2002
Weighted-average assumptions as of December 31				
Discount rate for benefit obligation	**6.2**	6.8	**6.2**	6.9
Discount rate for net benefit costs	**6.8**	7.2	**6.9**	7.4
Rate of compensation increase for benefit obligation	**3.0–5.5**	3.0–5.5	—	—
Rate of compensation increase for net benefit costs	**3.0–5.5**	3.5–8.0	—	—
Expected return on plan assets for net benefit costs	**9.27**	10.5	**9.25**	10.5

In evaluating the expected return on plan assets, we have considered our historical assumptions compared with actual results, an analysis of current market conditions, asset allocations, and the views of leading financial advisers and economists. Including the investment losses due to overall market conditions in 2001 and 2002, our 10- and 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 9.2 percent and 11.5 percent, respectively, as of December 31, 2003. Health-care-cost trend rates were assumed to increase at an annual rate of 10 percent in 2003, decreasing 1 percent per year to 6 percent in 2007 and thereafter.

The total accumulated benefit obligation for all our defined benefit pension plans was $3.93 billion and $3.47 billion at December 31, 2003 and 2002, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of the plan assets for the defined benefit pension plans with projected benefit obligations in excess of plan assets were $4.65 billion, $3.93 billion, and $3.70 billion, respectively, as of December 31, 2003, and $3.94 billion, $3.47 billion, and $3.16 billion, respectively, as of December 31, 2002.

Net pension and retiree health benefit expense included the following components:

	Defined Benefit Pension Plans 2003	2002	2001	Retiree Health Benefits 2003	2002	2001
Components of net periodic benefit cost						
Service cost	**$196.2**	$170.2	$156.0	**$38.2**	$34.0	$28.7
Interest cost	**266.1**	254.3	242.4	**60.4**	64.5	53.8
Expected return on plan assets	**(382.0)**	(398.0)	(382.3)	**(53.6)**	(50.8)	(40.1)
Amortization of prior service cost	**11.9**	16.1	19.3	**(15.6)**	(0.7)	0.1
Recognized actuarial loss	**52.0**	21.9	9.8	**50.6**	36.0	23.6
Net periodic benefit cost	**$144.2**	$ 64.5	$ 45.2	**$80.0**	$83.0	$66.1

If the health-care-cost trend rates were to be increased by one percentage point each future year, the December 31, 2003, accumulated postretirement benefit obligation would increase by 11.3 percent and the aggregate of the service cost and interest cost components of the 2003 annual expense would increase by 15.3 percent. A one-percentage-point decrease in these rates would decrease the December 31, 2003, accumulated postretirement benefit obligation by 10.1 percent and the aggregate of the 2003 service cost and interest cost by 13.2 percent.

We have defined contribution savings plans that cover our eligible employees worldwide. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to save. Our contributions to the plan are based on employee contributions and the level of our match. Expenses under the plans totaled $72.9 million, $41.7 million, and $39.3 million for the years 2003, 2002, and 2001, respectively.

We provide certain other postemployment benefits primarily related to disability benefits and accrue for the related cost over the service lives of employees. Expenses associated with these benefit plans in 2003, 2002, and 2001 were not significant.

Our plan assets in our U.S. defined benefit pension and retiree health plans comprise approximately 86 percent of our worldwide benefit plan assets. Our U.S. defined benefit pension and retiree health benefit plan investment allocation strategy currently comprises approximately 85 percent to 95 percent growth investments and 5 percent to 15 percent fixed-income investments. Within the growth investment classification, the plan asset strategy encompasses equity and equity-like instruments that are expected to represent approximately 75 percent of our plan asset portfolio of both public and private market investments. The largest component of these equity and equity-like instruments is public equity securities that are well diversified and invested in U.S. and international small-to-large companies. The remaining portion of the growth investment classification is represented by other alternative growth investments.

Our U.S. defined benefit pension plan and retiree health plan asset allocations as of December 31 are as follows:

(Percents)	Percentage of Pension Plan Assets		Percentage of Retiree Health Plan Assets	
	2003	2002	2003	2002
Asset Category				
Equity securities and equity-like instruments	**77%**	86%	**81%**	85%
Debt securities	**10**	10	**12**	12
Real estate	**2**	3	**1**	1
Other	**11**	1	**6**	2
Total	**100%**	100%	**100%**	100%

In 2004, we expect to contribute approximately $26.0 million to our defined benefit pension plans to satisfy minimum funding requirements in 2004. In addition, we expect to contribute approximately an additional $300.0 million of discretionary funding in 2004 to our defined benefit plans. We also expect to contribute approximately $125.0 million of discretionary funding to our postretirement health benefit plans during 2004.

Note 13: Contingencies

Three generic pharmaceutical manufacturers, Zenith Goldline Pharmaceuticals, Inc. (Zenith), Dr. Reddy's Laboratories, Ltd. (Reddy), and Teva Pharmaceuticals, have submitted abbreviated new drug applications (ANDAs) seeking permission to market generic versions of Zyprexa in various dosage forms several years prior to the expiration of our U.S. patents for the product, alleging that our patents are invalid or not infringed. We filed suits against the three companies in U.S. District Court for the Southern District of Indiana seeking a ruling that the challenges to our compound patent (expiring in 2011) are without merit. The cases have been consolidated. A trial before a district court judge in Indianapolis began on January 26, 2004, and is expected to conclude in February. A ruling from the trial court is expected in the second or third quarter of 2004. Regardless of the trial court ruling, we anticipate that appeals will follow. If we are unsuccessful at the trial court level, we cannot predict whether any of the generic companies would launch generic versions of Zyprexa prior to a final resolution of any appeals. We believe that the generic manufacturers' claims are without merit and we expect to prevail in this litigation. However, it is not possible to predict or determine the outcome of this litigation and, accordingly, we can provide no assurance that we will prevail. An unfavorable outcome would have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In October 2002, we were notified that Barr Laboratories, Inc. (Barr), had submitted an ANDA to the U.S. FDA seeking permission to market a generic version of Evista several years prior to the expiration of our U.S. patents covering the product, alleging that the patents are invalid or not infringed. On November 26, 2002, we filed suit against Barr in federal district court in Indianapolis seeking a ruling that Barr's challenges to our patents claiming the method of use and pharmaceutical form (expiring from 2012 to 2017) are without merit. In June 2003, Barr added a challenge to one of our additional patents (expiring in 2017) claiming a component in the pharmaceutical form of Evista. This patent has now been added to the lawsuit. The trial is tentatively scheduled to begin in August 2005. While we believe that Barr's claims are without merit and expect to prevail, it is not possible to predict or determine the outcome of the litigation. Therefore, we can provide no assurance that we will prevail. An unfavorable outcome could have a material adverse impact on our consolidated results of operations, liquidity, and financial position.

In July 2002, we received a grand jury subpoena for documents from the Office of Consumer Litigation, Department of Justice, related to our marketing and promotional practices and physician communications with respect to Evista. We received a second subpoena seeking additional documents in July 2003. We continue to cooperate with the government and have provided a broad range of information concerning our U.S. marketing and promotional practices, including documents relating to communications with physicians and the remuneration of physician consultants and advisers. We continue to review and enhance policies and procedures designed to assure that our marketing and promotional practices and physician communications comply with promotional laws and regulations. In recent months, several pharmaceutical companies have received subpoenas from government agencies with respect to a variety of products, including a number of neuroscience products. It is possible that other Lilly products, including Zyprexa, could become subject to investigation. It is possible that the outcome of the above matters could include criminal charges and fines and/or civil penalties. We cannot predict or determine the outcome of the above matters or reasonably estimate the amount or range of amounts of any fines or penalties that might result from an adverse outcome. It is possible, however, that an adverse outcome could have a material adverse impact on our consolidated financial position, liquidity, and results of operations.

FINANCIALS

We have been named as a defendant in numerous product liability lawsuits involving primarily two products, diethylstilbestrol (DES) and thimerosal. We have accrued for the estimated exposure with respect to all current product liability claims. In addition, we have accrued for certain claims incurred, but not filed, to the extent we can formulate a reasonable estimate of their costs. We estimate these expenses based primarily on historical claims experience and data regarding product usage. We expect the cash amounts related to the accruals to be paid out over the next several years. A portion of the costs associated with defending and disposing of these suits is covered by insurance. We estimate insurance recoverables based on existing deductibles, coverage limits, and the existing and projected future level of insolvencies among the insurance carriers.

Under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, we have been designated as one of several potentially responsible parties with respect to fewer than 10 sites. Under Superfund, each responsible party may be jointly and severally liable for the entire amount of the cleanup. We also continue remediation of certain of our own sites. We have accrued for estimated Superfund cleanup costs, remediation, and certain other environmental matters, taking into account, as applicable, available information regarding site conditions, potential cleanup methods, estimated costs, and the extent to which other parties can be expected to contribute to payment of those costs. We have reached a settlement with our liability insurance carriers providing for coverage for certain environmental liabilities.

The environmental liabilities and litigation accruals have been reflected in our consolidated balance sheet at the gross amount of approximately $258.7 million at December 31, 2003. Estimated insurance recoverables of approximately $83.2 million at December 31, 2003, have been reflected as assets in the consolidated balance sheet.

While it is not possible to predict or determine the outcome of the patent, product liability, or other legal actions brought against us or the ultimate cost of environmental matters, we believe that, except as noted above in this note in connection with the discussion of the Zyprexa patent litigation, the Evista patent litigation, and our marketing and promotional practices, the resolution of all such matters will not have a material adverse effect on our consolidated financial position or liquidity but could possibly be material to the consolidated results of operations in any one accounting period.

Note 14: Other Comprehensive Income (Loss)

The accumulated balances related to each component of other comprehensive income (loss) were as follows:

	Foreign Currency Translation	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Effective Portion of Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance at January 1, 2003	$(356.5)	$ (2.9)	$ (137.8)	$(173.6)	$(670.8)
Other comprehensive income (loss)	473.2	45.4	(6.4)	(1.5)	510.7
Balance at December 31, 2003	$ 116.7	$42.5	$(144.2)	$(175.1)	$(160.1)

The amounts above are net of income taxes. The income taxes related to other comprehensive income were not significant as income taxes were generally not provided for foreign currency translation.

The unrealized gains (losses) on securities is net of reclassification adjustments of $37.4 million, $11.3 million, and $12.3 million, net of tax, in 2003, 2002, and 2001, respectively, for net realized gains on sales of securities included in net income. The effective portion of cash flow hedges is net of reclassification adjustments of $27.2 million in 2003, net of tax, for realized losses on foreign currency options and $14.2 million and $6.5 million, net of tax, in 2003 and 2002, respectively, for interest expense on interest rate swaps designated as cash flow hedges. In 2001, reclassification adjustments were $16.5 million, net of tax, for realized gains on foreign currency options.

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders' equity rather than in income.

Eli Lilly and Company and Subsidiaries

Management of Eli Lilly and Company is responsible for the fair presentation of the financial statements and has full responsibility for their accuracy and integrity. The statements have been prepared in accordance with generally accepted accounting principles in the United States and include amounts based on judgments and estimates by management.

We have global financial policies that govern critical areas, including internal controls, financial accounting and reporting, fiduciary accountability, and safeguarding of corporate assets. Our internal accounting control systems are designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The general auditor reports directly to the audit committee of the board of directors.

In addition to the system of internal accounting controls, we maintain a code of conduct (known as *The Red Book*) that applies to all employees worldwide, requiring proper overall business conduct, avoidance of conflicts of interest, compliance with laws, and confidentiality of proprietary information. *The Red Book* is reviewed on a periodic basis with employees worldwide and all employees are required to report suspected violations. A hotline number is published in *The Red Book* to enable employees to report suspected violations anonymously. Employees who report suspected violations are protected from discrimination or retaliation by the company. In addition to *The Red Book*, the CEO and all financial management must agree, in writing, to a financial code of ethics, which further reinforces their fiduciary responsibilities.

The financial statements have been audited by Ernst & Young LLP, independent auditors. Their responsibility is to examine our consolidated financial statements in accordance with generally accepted auditing standards in the United States and to express their opinion with respect to the fairness of presentation of the statements. Ernst & Young reports directly to the audit committee of the board of directors.

Our audit committee comprises four nonemployee members of the board of directors, all of whom are independent from our company. The committee charter, which is published in the proxy statement, outlines the members' roles and responsibilities and is consistent with the recently enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint independent auditors subject to shareholder ratification, approve both audit and nonaudit services performed by the independent auditors, and review the reports submitted by them. The audit committee meets several times during the year with management, the internal auditors, and the independent auditors to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent auditors have full and free access to the committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant, and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, underlying system of internal controls, and our people, who are objective in their responsibilities and operate under a code of conduct and the highest level of ethical standards.

Sidney Taurel
Chairman of the Board, President, and Chief Executive Officer

Charles E. Golden
Executive Vice President and Chief Financial Officer
February 2, 2004

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Eli Lilly and Company

We have audited the accompanying consolidated balance sheets of Eli Lilly and Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows, and comprehensive income for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eli Lilly and Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Indianapolis, Indiana
February 2, 2004

March 12, 2004

Dear Shareholder:

You are cordially invited to attend our annual meeting of shareholders on Monday, April 19, 2004, at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, at 11:00 a.m. EST (Indianapolis time). If you are unable to attend in person, please join us via live webcast on the company's website at www.lilly.com.

The notice of meeting and proxy statement that follow describe the business we will consider at the meeting. Your vote is very important. I urge you to vote by mail, by telephone, or on the Internet in order to be certain your shares are represented at the meeting even if you plan to attend.

Please note our procedures for admission to the meeting described on page 49.

I look forward to seeing you at the meeting.

Sidney Taurel
Chairman of the Board, President, and Chief Executive Officer

Notice of Annual Meeting of Shareholders
April 19, 2004

The annual meeting of shareholders of Eli Lilly and Company will be held at the Lilly Center Auditorium, Lilly Corporate Center, Indianapolis, Indiana, on Monday, April 19, 2004, at 11:00 a.m. EST (Indianapolis time) for the following purposes:

- to elect four directors of the company to serve three-year terms
- to ratify the appointment by the audit committee of Ernst & Young LLP as principal independent auditors for the year 2004
- to approve the Eli Lilly and Company Bonus Plan
- to consider and vote on a shareholder proposal requesting that the company's board of directors adopt a compensation program limiting the compensation of senior executives to specified levels
- to consider and vote on a shareholder proposal requesting that the company's board of directors report on how the company will respond to pressure to increase access to and affordability of prescription drugs.

Shareholders of record at the close of business on February 13, 2004, will be entitled to vote at the meeting and any adjournment of the meeting.

Attendance at the meeting will be limited to shareholders, those holding proxies from shareholders, and invited guests from the media and financial community. A page at the back of this proxy statement contains an admission ticket. If you plan to attend the meeting, please bring this ticket with you.

This combined proxy statement and annual report to shareholders and the proxy are being mailed on or about March 12, 2004.

By order of the board of directors,

Alecia A. DeCoudreaux
Secretary

March 12, 2004
Indianapolis, Indiana

Why did I receive this proxy statement?

The board of directors of Eli Lilly and Company is soliciting proxies to be voted at the annual meeting of shareholders (the annual meeting) to be held on Monday, April 19, 2004, and at any adjournment of the annual meeting. When the company asks for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

What will the shareholders vote on at the annual meeting?

Five items:
- election of directors
- ratification of the appointment of principal independent auditors
- approval of the Eli Lilly and Company Bonus Plan
- a shareholder proposal requesting that we adopt a compensation program limiting the compensation of senior executives
- a shareholder proposal requesting that the company's board of directors report on how the company will respond to pressure to increase access to and affordability of prescription drugs.

Will there be any other items of business on the agenda?

We do not expect any other items of business because the deadline for shareholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their best judgment.

Who is entitled to vote?

Shareholders as of the close of business on February 13, 2004 (the record date), may vote at the annual meeting. You have one vote for each share of common stock you held on the record date, including shares:
- held directly in your name as the shareholder of record
- held for you in an account with a broker, bank, or other nominee
- attributed to your account in the Lilly Employee Savings Plan (the savings plan).

What constitutes a quorum?

A majority of the outstanding shares, present or represented by proxy, constitutes a quorum for the annual meeting. As of the record date, 1,124,294,251 shares of company common stock were issued and outstanding.

How many votes are required for the approval of each item?

There are differing vote requirements for the various proposals.
- The four nominees for director receiving the most votes will be elected. Abstentions and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but will not count as votes against a nominee.
- The appointment of principal independent auditors and the Eli Lilly and Company Bonus Plan will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions will not be counted either for or against the proposal.
- The shareholder proposals will be approved if the votes cast for the proposal exceed those cast against the proposal. Abstentions and broker nonvotes will not be counted either for or against the proposal.

Broker nonvotes. If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the election of directors, ratification of auditors, and approval of the Eli Lilly and Company Bonus Plan, the broker may vote your shares in its discretion. For the shareholder proposals, the broker may not vote your shares at all. When that happens, it is called a "broker nonvote."

How do I vote by proxy?

If you are a shareholder of record, you may vote your proxy by any one of the following methods.

By mail. Sign and date each proxy card you receive and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as an attorney-in-fact, executor, administrator, guardian, trustee, or the officer or agent of a corporation or partnership), please indicate your name and your title or capacity. If the stock is held in custody for a minor (for example, under the Uniform Transfers to Minors Act), the custodian should sign, not the minor. If the stock is held in joint ownership, one owner may sign on behalf of all owners. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf **for** the election of the four nominees for director listed below, **for** the ratification of the appointment of the independent auditors, **for** the Eli Lilly and Company Bonus Plan, and **against** the shareholder proposals.

Note that if you previously elected to receive these materials electronically, you did not receive a proxy card. If you wish to vote by mail, rather than by telephone or on the Internet as discussed below, you may request paper copies of these materials, including a proxy card, by calling 317-433-5112 or by sending an e-mail message to annual_meeting@lilly.com. Please make sure you give us the control number from the e-mail message that you received notifying you of the electronic availability of these materials and your name and mailing address.

By telephone. Shareholders in the United States, Puerto Rico, and Canada may vote by telephone by following the instructions on the enclosed proxy card or, if you received these materials electronically, by following the instructions in the e-mail message that notified you of their availability. Voting by telephone has the same effect as voting by mail. If you vote by telephone, do not return your proxy card. If you want to vote by telephone, you must do so before 11:59 p.m. EDT (10:59 p.m. Indianapolis time), April 18, 2004.

By Internet. You may vote online at www.proxyvote.com. Follow the instructions on the enclosed proxy card or, if you received these materials electronically, the instructions in the e-mail message that notified you of their availability. Voting on the Internet has the same effect as voting by mail. If you vote on the Internet, do not return your proxy card. If you want to vote on the Internet, you must do so before 11:59 p.m. EDT (10:59 p.m. Indianapolis time), April 18, 2004.

You have the right to revoke your proxy at any time before the meeting by (1) notifying the company's secretary in writing or (2) delivering a later-dated proxy by telephone, on the Internet, or in writing. If you are a shareholder of record, you may also revoke your proxy by voting in person at the meeting.

How do I vote my shares that are held by my broker?

If you have shares held by a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following instructions that the broker or nominee provides for you. Most brokers offer voting by mail, telephone, and on the Internet.

How do I vote in person?

If you are a shareholder of record, you may vote your shares in person at the meeting. However, we encourage you to vote by proxy card, by telephone, or on the Internet even if you plan to attend the meeting.

How do I vote my shares in the Savings Plan?

You may instruct the plan trustee on how to vote your shares in the savings plan by mail, by telephone, or on the Internet as described above, except that, if you vote by mail, the card that you use will be a voting instruction card rather than a proxy card.

How many shares in the Savings Plan can I vote?

You may vote all the shares allocated to your account on the record date. In addition, unless you decline, your vote will also apply to a proportionate number of other shares held in the plan for which voting directions are not received. These undirected shares include:

- shares credited to the accounts of participants who do not return their voting instructions (except for a small number of shares from a prior stock ownership plan, which can be voted only on the directions of the participants to whose accounts the shares are credited)
- shares held in the plan that are not yet credited to individual participants' accounts.

All participants are named fiduciaries under the terms of the savings plan and under the Employee Retirement Income Security Act (ERISA) for the limited purpose of voting shares credited to their accounts and the portion of undirected shares to which their vote applies. Under ERISA, fiduciaries are required to act prudently in making voting decisions.

If you do not want to have your vote applied to the undirected shares, you should check the box marked "I decline." Otherwise, the trustee will automatically apply your voting preferences to the undirected shares proportionally with all other participants who elected to have their votes applied in this manner.

What happens if I do not vote my Savings Plan shares?

Your shares will be voted by other plan participants who have elected to have their voting preferences applied proportionally to all shares for which voting instructions are not otherwise received.

What does it mean if I receive more than one proxy card?

It means that you hold shares in more than one account. To ensure that all your shares are voted, sign and return each card. Alternatively, if you vote by telephone or on the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

What should I do if I want to attend the annual meeting?

All shareholders as of the record date may attend by presenting the admission ticket that appears at the end of this proxy statement. Please fill it out and bring it with you to the meeting. The meeting will be held at the Lilly Center Auditorium. Please use the Lilly Center entrance to the south of the fountain at the corner of Delaware and McCarty Streets. You will need to pass through security, including a metal detector. Present your ticket to the usher at the meeting.

Parking will be available on a first-come, first-served basis at the garage indicated in the map on page 95.

If you have questions about admittance or parking, you may call 317-433-5112 or send an e-mail message to annual_meeting@lilly.com.

Will the annual meeting be available on the Internet?

The annual meeting will be webcast live on the company's website. To join the live webcast, go to www.lilly.com and click on the annual meeting link that appears on the home page. The webcast will be available in both the Windows Media™ Player and RealPlayer® formats. The annual meeting will be available for replay on the Lilly website until May 19, 2004.

How do I contact the board of directors?

The board has a process by which shareholders can send communications to the board. You can send written communications to one or more members of the board, addressed to

Presiding Director, Board of Directors
Eli Lilly and Company
c/o Corporate Secretary
Lilly Corporate Center
Indianapolis, Indiana 46285.

All such communications will be forwarded to the relevant director(s) except for solicitations or other matters unrelated to the company.

How do I submit a shareholder proposal for the 2005 annual meeting?

The company's 2005 annual meeting is scheduled for April 18, 2005. If a shareholder wishes to have a proposal considered for inclusion in next year's proxy statement, he or she must submit the proposal in writing so that we receive it by November 12, 2004. Proposals should be addressed to the company's secretary, Lilly Corporate Center, Indianapolis, Indiana 46285. In addition, the company's bylaws provide that any shareholder wishing to propose any other business at the annual meeting must also give the company written notice by November 12, 2004. That notice must provide certain other information as described in the bylaws. Copies of the bylaws are available online at http://investor.lilly.com/bylaws.cfm.

Does the company offer an opportunity to receive future proxy materials electronically?

Yes. If you are a shareholder of record or a member of the savings plan, you may, if you wish, receive future proxy statements and annual reports online. If you elect this feature, you will receive an e-mail message notifying you when the materials are available along with a web address for viewing the materials and instructions for voting by telephone or the Internet. If you have more than one account, you may receive separate e-mail notifications for each account.

You may sign up for electronic delivery in two ways.

- If you vote online as described above, you may sign up for electronic delivery at that time.
- You may sign up at any time by visiting http://proxyonline.lilly.com.

If you received these materials electronically, you do not need to do anything to continue receiving materials electronically in the future.

If you hold your shares in a brokerage account, you may also have the opportunity to receive proxy materials electronically. Please follow the instructions of your broker.

What are the benefits of electronic delivery?

Electronic delivery reduces the company's printing and mailing costs. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares online. If you have shares in more than one account, it is an easy way to avoid receiving duplicate copies of proxy materials.

What are the costs of electronic delivery?

The company charges nothing for electronic delivery. You may, of course, incur the usual expenses associated with Internet access, such as telephone charges or charges from your Internet service provider.

May I change my mind later?

Yes. You may discontinue electronic delivery at any time. For more information, call 317-433-5112 or send an e-mail message to annual_meeting@lilly.com.

What is "householding"?

We have adopted "householding," a procedure under which shareholders of record who have the same address and last name and do not receive proxy materials electronically will receive only one copy of our annual report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure saves printing and postage costs by reducing duplicative mailings.

Shareholders who participate in householding will continue to receive separate proxy cards. Householding will not affect dividend check mailings.

Beneficial shareholders can request information about householding from their banks, brokers, or other holders of record.

What if I want to receive a separate copy of the proxy statement?

If you participate in householding and wish to receive a separate copy of the combined 2003 annual report and proxy statement, or if you wish to receive separate copies of future annual reports and proxy statements, please call us at 317-433-5112 or write to: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will deliver the requested documents to you promptly upon your request.

Directors' Biographies

Class of 2004

The following four directors' terms will expire at this year's annual meeting. Each of these directors has been nominated and is standing for election to serve another term that will expire in 2007. Dr. Beering, who will retire from the board following the 2005 annual meeting in accordance with our retirement policy for independent directors, will only serve one year of this term. See page 75 of this proxy statement for more information.



Steven C. Beering, M.D.
President Emeritus, Purdue University
Director since 1983
Age 71

Dr. Beering served as president of Purdue University from 1983 until his retirement in 2000 when he became president emeritus of the university. He served as dean of the Indiana University School of Medicine and director of the Indiana University Medical Center from 1974 until 1983. Dr. Beering is a fellow of the American College of Physicians and the Royal Society of Medicine and a member of the National Academy of Sciences Institute of Medicine and the National Science Board. He is a director of American United Life Insurance Company and NiSource, Inc.; director and past chairman of the Purdue Research Foundation; and a trustee of Universities Research Association, Inc. Dr. Beering is the past national chairman of the Association of American Universities and a trustee of the University of Pittsburgh.



Sir Winfried Bischoff
Chairman, Citigroup Europe
Director since 2000
Age 62

Sir Winfried Bischoff has served as chairman, Citigroup Europe, since April 2000. From 1995 to 2000, he was chairman of Schroders, plc. He joined the Schroder Group in 1966 where he held a number of positions, including chairman of J. Henry Schroder Co. and group chief executive of Schroders, plc. He is a nonexecutive director of The McGraw-Hill Companies, Inc.; Land Securities plc; and IFIL-Finanziaria di Partecipazioni SPA, Italy.



Franklyn G. Prendergast, M.D., Ph.D.
Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School
Director, Mayo Clinic Cancer Center
Director since 1995
Age 58

Dr. Prendergast is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics at Mayo Medical School and the director of the Mayo Clinic Cancer Center. He has held several other teaching positions at the Mayo Medical School since 1975. Dr. Prendergast serves on the board of trustees of the Mayo Foundation and its executive committee.



Kathi P. Seifert
Executive Vice President, Kimberly-Clark Corporation
Director since 1995
Age 54

Ms. Seifert is executive vice president for Kimberly-Clark Corporation. She joined Kimberly-Clark in 1978 and has served in several capacities in connection with both the domestic and international consumer products businesses. Prior to joining Kimberly-Clark, Ms. Seifert held management positions at Procter & Gamble, Beatrice Foods, and Fort Howard Paper Company. She is a director of Theda Care Health Group, the U.S. Fund for UNICEF, and the Fox Cities Performing Arts Center. Ms. Seifert has announced her retirement from Kimberly-Clark, effective June, 2004.

Class of 2005
The following four directors will continue in office until 2005.



George M.C. Fisher
Retired Chairman of the Board and Chief Executive Officer, Eastman Kodak Company
Director since 2000
Age 63

Mr. Fisher served as chairman of the board of Eastman Kodak Company from 1993 to December 2000. He also served as chairman and chief executive officer from 1993 until 1999 and as president from 1993 until 1996. Prior to joining Kodak, he was an executive officer of Motorola, Inc., serving as chairman and chief executive officer from 1990 to October 1993, and president and chief executive officer from 1988 to 1990. Mr. Fisher is a director of Delta Air Lines, Inc., and General Motors Corporation. He is chairman of the National Academy of Engineering and a member of The Business Council.



Alfred G. Gilman, M.D., Ph.D.
Regental Professor and Chairman, Department of Pharmacology, The University of Texas Southwestern Medical Center
Director since 1995
Age 62

Dr. Gilman has served as professor and chairman of the Department of Pharmacology at The University of Texas Southwestern Medical Center since 1981. He has held the Raymond and Ellen Willie Distinguished Chair in Molecular Neuropharmacology at the University since 1987 and was named a regental professor in 1995. Dr. Gilman was on the faculty of the University of Virginia School of Medicine from 1971 until 1981 where he was named a professor of pharmacology in 1977. He is a director of Regeneron Pharmaceuticals, Inc. Dr. Gilman was a recipient of the Nobel Prize in Physiology or Medicine in 1994.



Karen N. Horn, Ph.D.
Retired President, Private Client Services, and Managing Director, Marsh, Inc.
Director since 1987
Age 60

Ms. Horn served as president, Private Client Services, and managing director of Marsh, Inc., a subsidiary of MMC from 1999 until her retirement in 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chairman and chief executive officer, Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell of Pennsylvania; and vice president of First National Bank of Boston. Ms. Horn serves as director of T. Rowe Price Mutual Funds and The U.S. Russia Investment Fund, a presidential appointment.



Sir John Rose
Chief Executive Rolls-Royce Group plc
Director since 2003
Age 51

Sir John Rose is chief executive of Rolls-Royce plc. Sir John joined Rolls-Royce in 1984, became a member of its board in 1992, and was named chief executive in 1996. Sir John is a fellow of the Royal Aeronautical Society, a past president of AECMA (The European Association of Aerospace Industries), a past president of the Society of British Aerospace Companies, and a member of the Council of The Prince's Trust as chairman of The Prince's Trust-Business. He is a member of the J.P. Morgan International Council, the CBI International Advisory Board, the Advisory Board of the Economic Development Board of Singapore, and The Englefield Advisory Board. Sir John is also a member of the European Round Table of Industrialists. He has been serving under interim election since December 2003.

Class of 2006
The following four directors will continue in office until 2006.



Martin S. Feldstein, Ph.D.
President and Chief Executive Officer, National Bureau of Economic Research, and George F. Baker Professor of Economics, Harvard University
Director since 2002
Age 64

Dr. Feldstein is president and chief executive officer of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University. He became an assistant professor at Harvard in 1967 and an associate professor in 1968. From 1982 through 1984, he served as chairman of the Council of Economic Advisers and President Ronald Reagan's chief economic adviser. He is president of the American Economic Association, a member of the American Philosophical Society, a corresponding fellow of the British Academy, a fellow of the Econometric Society, and a fellow of the National Association for Business Economics. Dr. Feldstein is a member of the executive committee of the Trilateral Commission, a director of the Council on Foreign Relations, and a member of the American Academy of Arts and Sciences. He is a director of American International Group, Inc., and HCA Inc.



Charles E. Golden
Executive Vice President and Chief Financial Officer
Director since 1996
Age 57

Mr. Golden joined the company as executive vice president and chief financial officer in 1996. Prior to joining the company, he served as a corporate vice president of General Motors Corporation (GM) and chairman and managing director of Vauxhall Motors Limited, a subsidiary of GM in the United Kingdom from 1993 to 1996. Mr. Golden joined GM in 1970 and held a number of executive positions in that company's domestic and international operations. He is a member of the National Advisory Board of J.P. Morgan Chase & Co.; a director of Hillenbrand Industries, Inc.; chairman of Clarian Health Partners; president of the Crossroads of America Council, Boy Scouts of America; a director of the Indiana Chamber of Commerce; vice chairman of The Council of Financial Executives of the Conference Board; and a member of the Finance Committee of the Indianapolis Museum of Art.



Ellen R. Marram
Managing Director, North Castle Partners, LLC
Director since 2002
Age 57

Ms. Marram is a managing director at North Castle Partners, LLC. Prior to joining North Castle, she served as the chief executive officer of a start-up B2B exchange for the food and beverage industry. From 1993 through 1998, Ms. Marram was president and chief executive officer of Tropicana and the Tropicana Beverage Group. From 1988 to 1993, she was president and chief executive officer of the Nabisco Biscuit Company, an operating unit of Nabisco, Inc.; from 1987-1988, was president of Nabisco's Grocery Division; and from 1970-1986, held a series of marketing positions at Nabisco/ Standard Brands, Johnson & Johnson, and Lever Brothers. Ms. Marram is a member of the board of directors of Ford Motor Company and The New York Times Company as well as several private companies. She serves on the boards of The New York & Presbyterian Hospital, Lincoln Center Theater, Families and Work Institute, and Citymeals-on-Wheels.



Sidney Taurel
Chairman of the Board, President, and Chief Executive Officer
Director since 1991
Age 55

Mr. Taurel has been the company's president since February 1996, chief executive officer since July 1998, and chairman of the board since January 1999. He joined the company in 1971 and has held management positions in the company's international operations based in São Paulo, Vienna, Paris, and London. Mr. Taurel served as president of Eli Lilly International Corporation from 1986 until 1991, executive vice president of the Pharmaceutical Division from 1991 until 1993, and executive vice president of the company from 1993 until 1996. He is a director of IBM Corporation and The McGraw-Hill Companies, Inc.; a member of the President's Export Council and the Homeland Security Advisory Council; a member of the Board of Overseers of the Columbia Business School; a trustee of the Indianapolis Museum of Art; and a member of The Business Council and The Business Roundtable.

The board of directors has established guidelines that it follows in matters of corporate governance. The following summary provides highlights of those guidelines. A complete copy of the guidelines is available online at http://investor.lilly.com/guidelines.cfm.

I. Role of the Board

The directors are elected by the shareholders to oversee the actions and results of the company's management. Their responsibilities include:

- providing general oversight of the business
- approving corporate strategy and major management initiatives
- providing oversight of legal and ethical conduct
- nominating, compensating, and evaluating directors
- evaluating board processes and performance
- selecting, evaluating, compensating, and, when necessary, replacing the chief executive officer and compensating other executive officers.

II. Composition of the Board

Mix of Independent Directors and Officer-Directors

There should always be a substantial majority (75 percent or more) of independent, nonemployee directors. The chief executive officer should be a board member. Other officers may from time to time be board members, but no officer other than the chief executive officer should expect to be elected to the board by virtue of his or her office.

Selection of Director Candidates

The board is responsible for selecting candidates for board membership and for establishing the criteria to be used in identifying potential candidates. The board delegates the screening process to the directors and corporate governance committee. For more information on the director nomination process, including the current selection criteria, see Directors and Corporate Governance Committee Matters on page 63.

Independence Determinations

The board annually determines the independence of directors based on a review by the directors and corporate governance committee. No director is considered independent unless the board has determined that he or she has no material relationship with the company, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. The board has adopted categorical independence standards consistent with the revised New York Stock Exchange listing guidelines adopted in November 2003 to evaluate the materiality of any such relationship.

Specifically, a director is *not* considered independent if any of the following relationships existed within the previous three years (or such shorter period as may be provided by the transition rules under the new NYSE listing guidelines):

- a director who is a current or former employee of Lilly, or whose immediate family member is a current or former executive officer of Lilly. Temporary service by an independent director as interim chairman or chief executive officer will not disqualify the director from being independent following completion of that service.
- a director who receives any direct compensation from Lilly other than the director's normal director compensation, or whose immediate family member receives more than $100,000 per year in direct compensation from Lilly other than for service as a non-executive employee.
- a director who is employed (or whose immediate family member is employed as an executive officer) by another company where any Lilly executive officer serves on that company's compensation committee.
- a director who is affiliated with or employed in any capacity by Lilly's independent auditor (currently Ernst & Young LLP) or whose immediate family member is affiliated with or employed in a professional capacity by the auditor.
- a director who is employed by, who is a 10 percent shareholder of, or whose immediate family member is an executive officer of a company that makes payments to or receives payments from Lilly for property or services that exceed the greater of $1 million or 2 percent of that company's gross revenues in a single fiscal year.

- a director who is an executive officer of a nonprofit organization that receives grants or contributions from Lilly in a single fiscal year exceeding the greater of $1 million or 2 percent of that organization's gross revenues in a single fiscal year.

Additionally, members of the audit, compensation, and directors and corporate governance committees must meet all applicable independence tests of the New York Stock Exchange, Securities and Exchange Commission, and Internal Revenue Service.

The board has determined that all 10 of the nonemployee directors listed on pages 52–55 are independent pursuant to the above criteria and that the board committee members meet all applicable independence standards.

Director Tenure

Subject to the company's charter documents, the governance guidelines establish the following expectations for director tenure:

- Nonemployee directors will resign from the board effective at the annual meeting of shareholders following their seventy-second birthday.
- Employee directors will resign from the board when they retire or otherwise cease to be active employees of the company.
- A nonemployee director who retires or changes principal job responsibilities will offer to resign from the board. The directors and corporate governance committee will assess the situation and recommend to the board whether to accept the resignation.

III. Director Compensation and Equity Ownership

The directors and corporate governance committee annually reviews board compensation. Any recommendations for changes are made to the full board by the committee.

Directors should hold meaningful equity ownership positions in the company; accordingly, a significant portion of overall director compensation is in the form of company equity.

IV. Key Responsibilities of the Board

Selection of Chairman and Chief Executive Officer; Succession Planning

The board customarily combines the roles of chairman and chief executive officer, believing this generally provides the most efficient and effective leadership model. The board recognizes that, in certain occasional circumstances, such as leadership transition, it may be desirable to assign these roles to two different persons for a relatively short period of time. The chair of the compensation committee recommends to the board an appropriate process by which a new chairman and chief executive officer will be selected depending on the circumstances at the time.

The independent directors are responsible for overseeing succession planning. The chief executive officer develops and maintains a process for advising the board on succession planning for the chief executive officer and other key leadership positions. He or she reviews this plan annually with the independent directors.

Evaluation of Chief Executive Officer

The chair of the compensation committee leads the independent directors annually in assessing the performance of the chief executive officer. The results of this review are discussed with the chief executive officer and considered by the compensation committee in establishing his or her compensation for the next year.

Corporate Strategy

Once each year, the board, together with senior management, devotes an extended meeting to discussing and providing direction for the corporate strategic plan. Throughout the year, significant corporate strategy decisions are brought to the board for approval.

Code of Ethics

The board has approved the company's code of ethics, which complies with the requirements of the New York Stock Exchange and Securities and Exchange Commission. This code is set forth in:

- *The Red Book*, a comprehensive code of ethical and legal business conduct applicable to all employees worldwide and to our board of directors
- the company's Code of Ethical Conduct for Lilly Financial Management, a supplemental code for our chief executive officer and all members of financial management that recognizes the unique responsibilities of those individuals in assuring proper accounting, financial reporting, internal controls, and financial stewardship.

Both documents are online at http://investor.lilly.com/code_business_conduct.cfm.

The audit committee and public policy and compliance committee assist in the board's oversight of compliance programs with respect to matters covered in the code of ethics.

V. Functioning of the Board

Executive Session of Directors

The independent directors meet alone in executive session after every regularly scheduled board meeting. In addition, at least twice a year, the independent directors meet in executive session with the chief executive officer.

Presiding Director

The chair of the compensation committee leads the process for selecting and evaluating the chief executive officer. The chair of the compensation committee also presides at other executive sessions of independent directors unless the directors decide that, due to the subject matter of the session, another independent director should preside.

Conflicts of Interest

Occasionally a director's business or personal relationships may give rise to an interest that conflicts, or appears to conflict, with the interests of the company. Directors must disclose to the company all relationships that create a conflict or an appearance of a conflict. The board, after consultation with counsel, takes appropriate steps to ensure that all directors voting on an issue are disinterested. In appropriate cases, the affected director will be excused from discussions on the issue.

To avoid any appearance of a conflict, board decisions on certain matters of corporate governance are made solely by the independent directors. These include executive compensation and the selection, evaluation, and removal of the chief executive officer.

Orientation and Continuing Education

A comprehensive orientation process is in place for new directors. In addition, directors receive ongoing continuing education through educational sessions at meetings, the annual strategy retreat, and periodic mailings between meetings. The company also affords directors the opportunity to attend external director education programs.

Director Access to Management and Independent Advisers

Independent directors have direct access to members of management whenever they wish. In addition, the independent directors and the committees are free to retain their own independent advisers, at company expense, whenever they wish.

Assessment of Board Processes and Performance

The directors and corporate governance committee annually assesses the performance of the board, its committees, and board processes. The committee also considers the contributions of individual directors at least every three years when considering whether to recommend nominating the director to a new three-year term.

VI. Board Committees

Number, Structure, and Independence

The duties and membership of the six board-appointed committees are described below. Only independent directors may serve on the audit, compensation, directors and corporate governance, and public policy and compliance committees. All other committees must have a majority of independent directors, and only independent directors may chair any committee.

Committee membership and selection of committee chairs are recommended to the board by the directors and corporate governance committee after consulting the chairman of the board and after considering the desires of the board members.

Functioning of Committees

Each committee's charter is reviewed annually by the directors and corporate governance committee. The board may form new committees or disband a current committee (except the audit, compensation, and directors and corporate governance committees) as appropriate. The chair of the committee determines the frequency, length, and agenda of committee meetings.

All six committee charters are available online at http://investor.lilly.com/board-committees.cfm.

Audit Committee

The duties of the audit committee are described in the audit committee report found on page 64 of this proxy statement and the committee charter attached as Appendix A.

Directors and Corporate Governance Committee

The duties of the directors and corporate governance committee are described on page 63.

Compensation Committee

- establishes compensation for executive officers
- administers Deferred Compensation Plan, management stock plans, and the company's cash bonus plan

The compensation committee report is shown on pages 66–68 of this proxy statement.

Public Policy and Compliance Committee

- reviews policies and practices and monitors compliance in areas of legal and social responsibility
- reviews emerging political, social, and public policy issues that may affect the company

Finance Committee

- reviews and makes recommendations regarding capital structure and strategies, including dividends, share repurchases, capital expenditures, complex business transactions, and borrowings
- oversees financial risk management policies

Science and Technology Committee

- reviews and makes recommendations regarding the company's strategic research goals and objectives
- reviews new developments, technologies, and trends in pharmaceutical research and development

MEMBERSHIP AND MEETINGS OF THE BOARD AND ITS COMMITTEES

In 2003, each director attended more than 85 percent of the total number of meetings of the board and the committees on which he or she serves. Current committee membership and the number of meetings of the full board and each committee are shown in the table below.

	Board	Audit	Compensation	Directors and Corporate Governance	Finance	Public Policy and Compliance	Science and Technology
Dr. Beering	Member		Chair	Member			Member
Sir Winfried Bischoff	Member	Chair			Member		
Dr. Feldstein	Member	Member				Member	
Mr. Fisher	Member		Member	Chair			Member
Dr. Gilman	Member					Member	Member
Mr. Golden	Member				Member		
Ms. Horn	Member		Member	Member	Chair		
Ms. Marram	Member		Member	Member			
Dr. Prendergast	Member	Member				Member	Chair
Sir John Rose	Member			Member	Member		
Ms. Seifert	Member	Member			Member	Chair	
Mr. Taurel	Chair						
Number of 2003 Meetings	6	9	4	3	3	5	3

Directors who are employees receive no additional compensation for serving on the board or its committees. We provide the following annual compensation to directors who are not employees:

Cash compensation

- retainer of $3,750 per month
- $1,600 for each board meeting attended
- $1,600 for each committee or other meeting attended if not held on the same day as a board meeting
- $2,000 to the committee chairpersons for each committee meeting attended as compensation for the chairperson's preparation time
- reimbursement for customary and usual travel expenses

Stock Compensation

- 700 shares of Lilly stock in a deferred stock account in the Lilly Directors' Deferral Plan (as described below), payable after service on the board has ended.
- Stock options under the 2002 Lilly Stock Plan for 2,800 shares of Lilly stock. The option price is the fair market value at the time of grant. The options are exercisable after 3 years and expire after 10 years.

Lilly Directors' Deferral Plan

This plan allows directors to defer receipt of all or part of their retainer and meeting fees until after their service on the board has ended. Each director can choose to invest the funds in either of two accounts:

- **Deferred Compensation Account.** Funds in this account earn interest each year at an annual rate of 120 percent of the applicable federal long-term rate as established for the preceding December by the U.S. Treasury Department under Section 1274(d) of the Internal Revenue Code. The rate for 2004 is 6.16 percent. The aggregate amount of interest that accrued in 2003 for the participating directors was $201,055.76.
- **Deferred Stock Account.** This account allows the director, in effect, to invest his or her deferred cash compensation in Lilly stock. In addition, the annual award of 700 shares to each director noted above is credited to this account. Funds in this account are credited as hypothetical shares of Lilly stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are "reinvested" in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred stock accounts are hypothetical and are not issued or transferred until the director ends his or her service on the board or dies.

Both accounts may be paid in a lump sum or in annual installments for up to 10 years. The deferred compensation account may also be paid in monthly installments for up to 10 years. Amounts in the deferred stock account are paid in the form of shares of Lilly stock.

Overview

The directors and corporate governance committee recommends candidates for membership on the board and board committees. The committee also oversees matters of corporate governance, director independence, director compensation, and board performance. The committee's charter is available online at http://investor.lilly.com/board-committees.cfm.

All committee members are independent as defined in the New York Stock Exchange listing requirements.

Director Nomination Process

The board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the board's deliberations and decisions. Candidates shall have substantial experience with one or more publicly traded national or multinational companies or shall have achieved a high level of distinction in their chosen fields. Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, and ethnicity. The board is particularly interested in maintaining a mix that includes the following backgrounds:

- active or retired chief executive officers and senior executives, particularly those with experience in operations, finance/banking, and marketing/sales
- international business
- medicine and science
- government and public policy
- information technology.

The board delegates the screening process to the directors and corporate governance committee, which receives direct input from other board members. Potential candidates are identified from several sources, including:

- recommendations of incumbent directors
- recommendations of management
- recommendations of shareholders
- an independent executive search firm retained by the committee to assist in locating candidates meeting the board's selection criteria.

The committee employs the same process for evaluating all candidates, including those submitted by shareholders. The committee initially evaluates the candidate based on publicly available information and any additional information supplied by the party recommending the candidate. If the candidate appears to satisfy the selection criteria and the committee's initial evaluation is favorable, the committee, assisted by management, gathers additional data on the candidate's qualifications, availability, probable level of interest, and any potential conflicts of interest. If the committee's subsequent evaluation continues to be favorable, the candidate is contacted by the chairman of the board and one or more of the independent directors for direct discussions to determine the mutual levels of interest in pursuing the candidacy. If these discussions are favorable, the committee makes a final recommendation to the board to nominate the candidate for election by the shareholders (or to select the candidate to fill a vacancy, as applicable).

Process for Submitting Recommendations and Nominations

A shareholder who wishes to recommend a director candidate for evaluation by the committee pursuant to this process should forward the candidate's name and information about the candidate's qualifications to the chairman of the directors and corporate governance committee, in care of the corporate secretary, at Lilly Corporate Center, Indianapolis, Indiana 46285. The candidate must meet the selection criteria described above and must be willing and expressly interested in serving on the board.

Under Section 1.9 of the company's bylaws, a shareholder who wishes to directly nominate a director candidate at the 2005 annual meeting (i.e., to propose a candidate for election who is not otherwise nominated by the board through the recommendation process described above) must give the company written notice by November 12, 2004. The notice should be addressed to the corporate secretary at Lilly Corporate Center, Indianapolis, Indiana 46285. The notice must contain prescribed information about the candidate and about the shareholder proposing the candidate as described in more detail in Section 1.9 of the bylaws. A copy of the bylaws is available online at http://investor.lilly.com/bylaws.cfm. The bylaws will also be provided by mail without charge upon request to the corporate secretary.

Audit Committee Membership

All current members of the audit committee are independent as defined in both the New York Stock Exchange listing standards and the Securities and Exchange Commission standards applicable to audit committee members. The board of directors has determined that Sir Winfried Bischoff is an audit committee financial expert as defined in the rules of the Securities and Exchange Commission.

Audit Committee Report

The audit committee reviews the company's financial reporting process on behalf of the board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls and disclosure controls. In this context, we have met and held discussions with management and the independent auditors. Management represented to us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we have reviewed and discussed the audited financial statements and related disclosures with management and the independent auditors, including a review of the significant management judgments underlying the financial statements and disclosures.

The independent auditors report to us and to the board. We have sole authority to appoint (subject to shareholder ratification) and to terminate the engagement of the independent auditors.

We have discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, we have received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and have discussed with the independent auditors the auditors' independence from the company and its management. In concluding that the auditors are independent, we determined, among other things, that the nonaudit services provided by Ernst & Young (as described below) were compatible with their independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, we have adopted additional policies to ensure the independence of the independent auditors, such as prior committee approval of nonaudit services and required audit partner rotation.

We discussed with the company's internal and independent auditors the overall scope and plans for their respective audits. We periodically meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. We also periodically meet in executive session.

In reliance on the reviews and discussions referred to above, we recommended to the board (and the board subsequently approved the recommendation) that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission. We have also appointed the company's independent auditors, subject to shareholder ratification.

Audit Committee
Sir Winfried Bischoff, Chair
Martin S. Feldstein, Ph.D.
Franklyn G. Prendergast, M.D., Ph.D.
Kathi P. Seifert

Services Performed by the Independent Auditor
The audit committee preapproves all audit and nonaudit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. The committee's policy and procedures are as follows:

- All **audit services** must be preapproved by the committee. The committee approves the annual audit services engagement and, if necessary, any changes in terms, conditions, and fees resulting from changes in audit scope, company structure, or other matters. The committee may also grant preapproval for other audit services, which are those services that only the independent auditor reasonably can provide.

- **Audit-related services** are assurance and related services that are reasonably related to the performance of the audit, and that are traditionally performed by the independent auditor. The committee believes that the provision of these services does not impair the independence of the auditor. All audit-related services must be preapproved by the committee.
- All **tax services** must be separately preapproved by the committee. The committee believes that, in appropriate cases, the independent auditor can provide tax compliance services, tax planning, and tax advice without impairing the auditor's independence.
- Nonaudit services classified as "**all other services**" must be separately preapproved by the committee. The committee may approve such services if (i) the services are permissible under SEC rules, (ii) the committee believes the provision of the services would not impair the independence of the auditor, and (iii) management believes that the auditor is the best choice to provide the service.
- **Process.** At the beginning of each audit year, management requests prior committee approval of the annual audit, statutory audits, and quarterly reviews for the upcoming audit year as well as any other engagements known at that time. Management will also present at that time an estimate of all fees for the upcoming audit year. As specific engagements are identified thereafter, they are brought forward to the committee for approval. To the extent approvals are required between regularly scheduled committee meetings, preapproval authority is delegated to the committee chair.

For each engagement, management provides the committee with information about the services and fees sufficiently detailed to allow the committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the auditor.

After the end of the audit year, management provides the committee with a summary of the actual fees incurred for the completed audit year.

Independent Auditor Fees

The following table shows the fees incurred for services rendered on a worldwide basis by Ernst & Young LLP, the company's independent auditor, in 2003 and 2002. All such services were preapproved by the committee in accordance with the preapproval policy.

	2003 (millions)	2002 (millions)
Audit Fees ◦ Annual audit of consolidated and subsidiary financial statements ◦ Reviews of quarterly financial statements ◦ Other services normally provided by auditor in connection with statutory and regulatory filings	$3.9	$3.2
Audit-Related Fees ◦ Assurance and related services reasonably related to the performance of the audit or reviews of the financial statements: —2003: primarily related to internal control reviews, employee benefit plan audits, and accounting consultations —2002: primarily related to system control assessments and accounting consultations	0.9	0.8
Tax Fees ◦ 2003: primarily related to tax planning and various compliance services ◦ 2002: tax assistance provided to company employees living outside their country of permanent residence and assistance with tax planning	2.4	6.2
All Other Fees	None	None
Total	$7.2	$10.2

Compensation Committee Report

The following is a report of the compensation committee of the board regarding executive compensation. The committee's membership and duties are described on page 60–61.

Executive Compensation Policy

Philosophy. The compensation committee bases its executive compensation policy on the same principles that guide the company in establishing all its compensation programs. We design programs to attract, retain, and motivate highly talented individuals at all levels of the organization while balancing the interests of shareholders. In particular:

- We base compensation on the level of job responsibility, individual performance, and company performance. As employees progress to higher levels in the organization, an increasing proportion of their pay is linked to company performance.
- We reflect in our compensation the value of the job in the marketplace. To attract and retain a highly skilled work force, we must remain competitive with the pay of other premier employers who compete with us for talent.
- To assure our employees' interests are aligned with those of our shareholders, we provide employees worldwide at all levels of the organization with the opportunity for equity ownership.
- We develop and administer our compensation programs to foster the long-term focus required for success in our industry.

The program consists of both annual and long-term components, which are considered together in assessing whether the program is attaining its objectives.

Methodology. We consider various measures of company and industry performance, including sales, earnings per share, total market value, total shareholder return, and economic value added (EVA®). These data assist us in exercising judgment in establishing total compensation ranges. We do not assign these performance measures relative weights. Instead, we make a subjective determination after considering all such measures collectively.

We also compare, or benchmark, our programs with other global pharmaceutical companies of comparable size and stature to the company. For this benchmarking, we use the peer group identified on page 73. We compare the executive compensation programs as a whole, and we also compare the pay of individual executives if we believe the jobs are sufficiently similar to make the comparison meaningful.

We use the peer group data primarily to ensure that the executive compensation program as a whole is within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. We do not target a specific position in the range of comparative data for each individual or for each component of compensation. We establish individual amounts in view of the comparative data and such other factors as level of responsibility, prior experience, and our subjective judgment as to individual contribution. We do not apply formulas or assign these factors specific mathematical weights; instead, we exercise judgment and discretion.

We also retain an independent compensation consultant to assist us in evaluating our executive compensation programs. The use of an independent consultant provides additional assurance that our programs are reasonable and consistent with the company's objectives.

Components of Executive Compensation for 2003

Annual Compensation. Annual cash compensation for 2003 consisted of base salary and a cash bonus.

- We determined **base salaries** based on company and individual performance for the previous year, internal relativity, and market conditions, including pay at the peer group companies. As noted above, we used the peer group and other market data to test for reasonableness and competitiveness of base salaries, but we also exercised subjective judgment in view of our compensation objectives. Following a freeze on salary increases for all management employees in 2002, we approved merit increases for 2003.
- **Cash bonuses** for management have historically been determined under the EVA® Bonus Plan (EVA Plan), a formula-based plan based on the concept of Economic Value Added. In basic terms, EVA is after-tax operating profit less the annual total cost of capital. Under the EVA Plan, the size of bonuses varied directly with the amount by

which after-tax operating profit exceeded the cost of capital. If the company failed to achieve the target EVA, no bonus was paid under the EVA Plan.

Under the terms of the EVA Plan, no bonuses were paid for either 2002 or 2003. However, we determined that it would be in the company's best interest to pay a one-time discretionary bonus to management and executives for 2003 performance in order to maintain the overall competitiveness of our compensation programs and to attract, retain, and motivate our management and technical talent. For nonexecutive management, we approved a one-time bonus payout equal to 85 percent of the normal EVA bonus target. For executive officers, we awarded a bonus equal to 75 percent of the normal EVA bonus target. In approving these bonuses, we took into account the following:

- Given the 2002 freeze on merit increases, and the absence of cash or stock bonus payouts for 2002, a second consecutive year with no cash bonus would significantly strain our ability to attract, motivate and retain top talent.
- The company achieved a number of important business objectives in 2003, including:
  —achieving strong sales growth of 14 percent
  —meeting external earnings expectations for the year, despite significantly increased investments in R&D, sales and marketing, and manufacturing
  —successfully launching three new products: Strattera®, Forteo®, and Cialis®
  —preparing for the launch in 2004 of up to four more new products, as well as a new indication and a new formulation for Zyprexa
  —making significant progress in addressing manufacturing quality issues in its Indianapolis facilities, thus clearing a key regulatory hurdle for future product approvals.

Long-Term Incentives. We normally employ two forms of long-term equity incentives granted under the 2002 Lilly Stock Plan: stock options and performance awards. These incentives foster the long-term perspective necessary for continued success in our business. They also ensure that our leaders are properly focused on shareholder value. Stock options and performance awards have traditionally been granted broadly and deeply within the organization, with approximately 5,300 management and professional employees now participating.

- **Stock options** align employee incentives with shareholders because options have value only if the stock price increases over time. Our 10-year options, granted at the market price on the date of grant, ensure that employees are oriented to growth over the long term. In addition, options help retain key employees because they typically cannot be exercised for three years and, if not exercised, are forfeited if the employee leaves the company before retirement. The three-year vesting also helps keep employees focused on long-term performance. We granted stock options in 2003 in amounts essentially the same as the previous year.
- **Performance awards** provide employees shares of Lilly stock if certain company performance goals are achieved. The awards, normally granted annually, are structured as a schedule of shares of Lilly stock based on the company's achievement of specific earnings-per-share (EPS) levels over specified time periods of one or more years. We granted performance awards for 2003 performance, but the growth in EPS for the year was not sufficient for a payout. For the award period January 1, 2004, through December 31, 2004, performance awards may be earned from zero to 200 percent of the target amount depending on EPS growth. Any payout to executive officers will be payable in Lilly restricted stock. If a payout is earned for 2004, the shares will be paid in early 2005 and will remain restricted until early 2006.
- **Share retention guidelines** help foster a focus on long-term growth. We expect our executive officers to retain all net shares received from stock options and performance awards for at least one year. Consistent with this objective, performance award shares earned for 2004 performance will be issued in the form of restricted stock that is subject to forfeiture if the executive leaves the company prior to early 2006 for any reason other than death, disability, or retirement.

Deductibility Cap on Executive Compensation. Under U.S. federal income tax law, the company cannot take a tax deduction for certain compensation paid in excess of $1 million to the five executive officers listed below. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs are approved by shareholders and meet other requirements. Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals. The company has taken steps to qualify compensation under the EVA Plan, as well as stock options and performance awards under its management stock plans, for full deductibility as "performance-based compensation." We may make payments that are not fully deductible if, in our judgment, such payments are necessary to achieve our compensation objectives, as was the case with the discretionary bonus payment made to executive officers for 2003 performance as described above. The incremental taxes payable because of the lack of full deductibility for this bonus will not be material.

Chief Executive Officer Compensation for 2003

In establishing Mr. Taurel's compensation for 2003, we applied the principles outlined above in the same manner as they were applied to the other executives. We compared company performance with that of the peer group companies, including EPS growth, EVA, and total shareholder return. We did not assign these performance measures relative weights but rather made a subjective determination after considering the data collectively. In addition, consistent with our annual process, in an executive session including all independent directors, we assessed Mr. Taurel's 2002 performance. We considered the company's and Mr. Taurel's accomplishment of objectives that had been established at the beginning of the year and our own subjective assessment of his performance.

In recognition of his strong leadership and many contributions in a challenging year for the company, we established Mr. Taurel's salary at $1.43 million. Because Mr. Taurel chose to accept only $1.00 in salary for 2002, the salary growth rate in 2003 is not meaningful. However, the 2003 salary amount is 4 percent higher than his 2001 salary.

Consistent with past practice and to maintain internal relativity, we established Mr. Taurel's 2003 target bonus under the EVA Plan at 110 percent of his base salary. These amounts restored Mr. Taurel's competitive position for both salary and cash bonus within the broad middle range of peer group chief executives. There was no EVA bonus payout for 2003, but the committee decided to award a discretionary bonus to all members of management, including Mr. Taurel, for the reasons described earlier in this report under Annual Compensation—Cash Bonuses. As noted there, bonuses for the executive officers were 75 percent of target EVA amounts.

In 2003, Mr. Taurel received a stock option grant for 350,000 shares, the same size as he received in the prior year. The option shares vest after three years and expire after 10 years. In late 2002, we granted Mr. Taurel a performance award to be earned based on 2003 EPS growth. However, the company's EPS growth for 2003 was insufficient for a payout. In late 2003, we granted Mr. Taurel a performance award to be earned based on 2004 EPS growth. If the growth target is achieved, he will receive 28,000 shares (before taxes) in 2005. Consistent with the other executive officers, any shares paid under this performance award will be in the form of restricted stock.

In determining the size of the stock option and performance award grants, we took into consideration internal relativity, peer group data, and the size of grants previously made to Mr. Taurel.

Compensation Committee
Steven C. Beering, M.D., Chair
George M.C. Fisher
Karen N. Horn, Ph.D.
Ellen R. Marram

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation (1)		
					Awards	Payouts	
		Salary ($)	Bonus (2) ($)	Other Annual Compensation ($)	Number of Securities Underlying Options Granted	Long-Term Incentive Plan Payout ($)	All Other Compensation ($)
Sidney Taurel Chairman of the Board,	2003	1,432,860	1,193,595	126,561 (3)	350,000	0 (4)	68,777 (5)
President, and	2002	1 (6)	0	57,299	350,000	0 (4)	142,362
Chief Executive Officer	2001	1,391,100	474,366	269,808	175,000	2,149,000	41,732
Gerhard N. Mayr	2003	858,510	490,118	11,258	120,000	0 (4)	41,208 (5)
Executive Vice President,	2002	820,080	0	6,924	120,000	0 (4)	24,601
Pharmaceutical Operations	2001	820,080	190,669	1,610	60,000	690,750	138,917
Charles E. Golden	2003	789,540	444,117	6,492	120,000	0 (4)	37,898 (5)
Executive Vice President	2002	789,540	0	14,852	120,000	0 (4)	23,686
and Chief Financial Officer	2001	789,540	183,569	74,218	60,000	690,750	23,686
John C. Lechleiter, Ph.D. Executive Vice President,	2003	725,625	417,657	6,249	120,000	0 (4)	34,840 (5)
Pharmaceutical Products	2002	675,000	0	9,248	120,000	0 (4)	20,250
and Corporate Development	2001	675,000	146,475	42,322	70,000	429,800	72,764
Pedro P. Granadillo	2003	661,380	375,638	24,478	100,000	0 (4)	31,746 (5)
Senior Vice President	2002	642,120	0	43,206	100,000	0 (4)	19,264
	2001	642,120	139,341	160,969	60,000	560,275	19,264

(1) The company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted during the years indicated. In addition, no restricted stock was granted during the years indicated in the table. Mr. Mayr holds 13,000 shares of restricted stock valued at $914,290 as of December 31, 2003. The vesting of these shares has been accelerated from December 31, 2004, to February 2, 2004. In accordance with the terms of the original grant, the company will reimburse Mr. Mayr for the associated U.S. federal income tax of approximately $603,320.

(2) Represents the individual's declared bonus for 2001 and 2002, when bonuses were paid under the EVA Plan, based on the company's actual EVA performance for the year. Under the EVA Plan, a portion of an individual's declared bonus may be carried over to subsequent years. As a result, actual payments with respect to a year may differ from the declared bonus. There was no bonus awarded under the EVA Plan to executive officers for 2003 performance. The Compensation Committee awarded a bonus to executive officers equal to 75 percent of the normal EVA bonus target as described in the Compensation Committee report.

(3) Of Mr. Taurel's total, $60,725 represents personal use of the company aircraft. Mr. Taurel is required to travel on the company aircraft for security reasons.

(4) There was no payment in February 2003 under the performance award program for the period January 1, 2001, through December 31, 2002. Likewise, there was no payment in February 2004 for the performance period January 1, 2003, through December 31, 2003.

(5) Company contribution to the named individual's account in the Savings Plan. In light of the Prozac patent expiration, the company contributed only the minimum amount required by the Savings Plan in 2001, 2002, and 2003.

(6) During the 2002 calendar year, Mr. Taurel chose to accept an annual salary of $1.00 as a reflection of his confidence in and commitment to the company during this period of transition. Had Mr. Taurel not taken this action, his annual base salary would have been $1,391,100 for 2002.

Option Shares Granted in the Last Fiscal Year (1)

	Individual Grants				
Name	Number of Securities Underlying Options Granted	% of Total Option Shares Granted to Employees in Fiscal Year	Exercise or Base Price Per Share (2)	Expiration Date	Grant Date Present Value (3)
Sidney Taurel	350,000	2.24	$57.85	2/15/13	$7,161,000
Gerhard N. Mayr	120,000	0.77	$57.85	2/15/13	$2,455,200
Charles E. Golden	120,000	0.77	$57.85	2/15/13	$2,455,200
John C. Lechleiter, Ph.D.	120,000	0.77	$57.85	2/15/13	$2,455,200
Pedro P. Granadillo	100,000	0.64	$57.85	2/15/13	$2,046,000

(1) The company's stock plans do not provide for stock appreciation rights. Accordingly, none were granted in 2003.

(2) Options are granted at the market price of company common stock on the date of grant. Options are exercisable three years after their grant date.

(3) These values were established using the Black-Scholes stock option valuation model. Assumptions used to calculate the grant date present value of option shares granted during 2003 were in accordance with SFAS 123 as follows:

(a) Expected Volatility—The standard deviation of the continuously compounded rates of return calculated on the average daily stock price over a period of time immediately preceding the grant and equal in length to the expected life. The volatility was 35.10 percent.

(b) Risk-Free Interest Rate—The rate available at the time the grant was made on zero-coupon U.S. government issues with a remaining term equal to the expected life. The risk-free interest rate was 3.32 percent.

(c) Dividend Yield—The expected dividend yield was 1.50 percent based on the historical dividend yield over a period of time immediately preceding the grant date equal in length to the expected life of the grant.

(d) Expected Life—The expected life of the grant was seven years, calculated based on the historical expected life of previous grants.

(e) Forfeiture Rate— Under SFAS 123, forfeitures may be estimated or assumed to be zero. The forfeiture rate was assumed to be zero, based on the immateriality of actual calculated forfeiture rates.

Aggregate Option Shares Exercised in the Last Fiscal Year and Fiscal Year-End Option Values (1)

Name	Number of Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised, In-the-Money Options at Fiscal Year-End (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Sidney Taurel	87,162	$4,445,487	2,161,521	351,317	$26,210,573	$4,368,000
Gerhard N. Mayr	-0-	-0-	534,684	240,000	$10,431,070	$1,497,600
Charles E. Golden	-0-	-0-	758,683	121,317	$8,537,800	$1,497,600
John C. Lechleiter, Ph.D.	25,180	$1,372,625	479,521	121,317	$2,211,353	$1,497,600
Pedro P. Granadillo	-0-	-0-	659,411	101,317	$10,082,847	$1,248,000

(1) The company's stock plans do not provide for stock appreciation rights. Accordingly, no stock appreciation rights were exercised during 2003 and none were outstanding on December 31, 2003.

(2) Represents the amount by which the market price of Lilly stock exceeded the exercise prices of unexercised options held by the named individuals on December 31, 2003.

Retirement Plan

Pension Plan Table

Average Annual Earnings (Highest 5 of Last 10 Years)	Years of Service					
	20	25	30	35	40	45
$ 500,000	$ 134,830	$ 168,550	$ 202,260	$ 235,970	$ 235,970	$ 243,300
1,000,000	275,270	344,100	412,910	481,730	481,730	486,610
1,500,000	415,705	519,635	623,555	727,490	727,490	729,910
2,000,000	556,140	695,185	834,215	973,250	973,705	973,705
2,500,000	696,575	870,720	1,044,865	1,219,010	1,219,010	1,219,010
3,000,000	837,000	1,046,270	1,255,510	1,464,770	1,464,770	1,464,770
3,500,000	977,435	1,221,805	1,466,160	1,710,530	1,710,530	1,710,530
4,000,000	1,117,870	1,397,350	1,676,810	1,956,290	1,956,290	1,956,290
4,500,000	1,258,310	1,572,890	1,887,455	2,202,050	2,202,050	2,202,050
5,000,000	1,398,745	1,748,435	2,098,116	2,447,810	2,447,810	2,447,810
5,500,000	1,539,170	1,923,970	2,308,765	2,693,555	2,693,555	2,693,555

The named executive officers will, upon retirement, be eligible for benefits under The Lilly Retirement Plan (retirement plan). The above table sets forth a range of annual retirement benefits for various levels of average annual earnings and years of service, assuming the employee retires at age 65 with a 50 percent survivor income benefit. The retirement plan benefits shown in the table are generally paid as a monthly annuity for the life of the retiree. The amounts shown in the table are not subject to reduction for social security benefits or any other offset amounts except that the ultimate pension benefits for Mr. Golden will be reduced by the amount of the pension payments he receives from his previous employer. For the purpose of determining the annual benefit from the Pension Plan Table, one calculates the average of the annual earnings for the highest 5 out of the last 10 years of service ("average annual earnings"). Annual earnings covered by the retirement plan consist of salary, bonus, and, for years prior to 2003, long-term incentive plan payouts as set forth in the Summary Compensation Table on page 20 but calculated for the amount of bonus paid (rather than credited) and for the year in which earnings are paid (rather than earned or credited). For purposes of determining benefits under the retirement plan, Mr. Taurel is currently credited with 32 years of service, and his current average annual earnings are $4,618,368. Following his retirement in 2004, Mr. Mayr will receive an annual retirement benefit of $915,478. Beginning at age 62, Mr. Mayr will receive an additional $1,400 per month, which is the estimated amount Mr. Mayr would have received as a social security benefit had he worked in the United States for more than 40 calendar quarters. His retirement benefits will include medical coverage beginning at age 65, under which the company will reimburse the portion of his medical expenses that would typically be covered by Medicare had he worked in the United States for more than 40 calendar quarters and related income taxes, if any, attributable to such benefit. Mr. Golden, who is credited with 34 years, received additional service credit when be began his employment in 1996. His retirement benefits will include standard retiree medical benefits. His current average annual earnings are $2,486,772. Dr. Lechleiter is credited with 24 years, and his current average annual earnings are $1,416,888. Mr. Granadillo is credited with 34 years, and his current average annual earnings are $1,856,712.

Section 415 of the Internal Revenue Code (Code) generally places a limit of $165,000 on the amount of annual pension benefits that may be paid at age 65 from a plan such as the retirement plan. Under an unfunded plan adopted in 1975, however, the company will make payments as permitted by the Code to any employee who is a participant in the retirement plan in an amount equal to the difference, if any, between the benefits that would have been payable under the plan without regard to the limitations imposed by the Code and the actual benefits payable under the plan as so limited.

Change-in-Control Severance Pay Arrangements

The company has adopted a Change-in-Control Severance Pay Program (program) covering most employees of the company and its subsidiaries, including the company's executive officers. In general, the program would provide severance payments and benefits for eligible employees and executive officers in the event their employment is terminated under certain circumstances within fixed periods of time following a change in control. A change in control would occur if 15 percent or more of the company's voting stock were acquired by an entity other than the company, a subsidiary, an employee benefit plan of the company, or Lilly Endowment, Inc. There are additional conditions that could result in a change-in-control event. The program may not be amended by the board, whether prior to or following a change in control, in any manner adverse to a participant without his or her prior written consent.

Under the portion of the program covering the named executive officers, each would be entitled to severance payments and benefits in the event that his or her employment is terminated following a change in control (i) without cause by the company; (ii) for good reason by the executive officer, each as is defined in the program; or (iii) for a limited period of time, for any reason, by the executive officer. In such case, the executive officer would be entitled to a severance payment equal to three times his or her current annual cash compensation. Additional benefits would include a pension supplement and full and immediate vesting of all stock options and other equity incentives. In the event that any payments made or benefits realized in connection with the change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code as a result of the aggregate compensation payments and benefits made to the individual, under the program or otherwise, the company would cover the cost of the excise tax.

Employment Agreement

At the company's request, Mr. Mayr postponed his retirement in order to continue leading the company's sales and marketing efforts as the company prepared for and implemented launches of several important new products. As consideration, we extended the expiration of his 1993 stock option from April 21, 2003, to April 21, 2005. In addition, prior to his retirement in 2004 Mr. Mayr received a cash payment of $725,000, reimbursement of the associated U.S. federal income tax of approximately $494,510, and a nonqualified stock option for 60,000 shares vesting in March 2004 with a 10-year term. The company has agreed to lease a company-owned apartment to Mr. Mayr for up to 12 months following his retirement. He will reimburse the company for the company's entire cost of this apartment, currently approximately 11,700 GBP (approximately $21,350) per month.

PERFORMANCE GRAPH

This graph compares the return on Lilly stock with that of the Standard & Poor's 500 Stock Index and our peer group* for the years 1999 through 2003. The graph assumes that, on December 31, 1998, a person invested $100 each in Lilly stock, the S&P 500 Stock Index, and the peer group's common stock. The graph measures total shareholder return, which takes into account both stock price and dividends. It assumes that dividends paid by a company are reinvested in that company's stock.

Comparison of Five-Year Cumulative Total Return Among Lilly, S&P 500 Stock Index, and Peer Group*



Value of $100 invested on last business day of 1998
$140
$120
$100
$80
$60
$40
$20
$0
Lilly
Peer Group
S&P 500
Dec. 1998
Dec. 1999
Dec. 2000
Dec. 2001
Dec. 2002
Dec. 2003

	1998	1999	2000	2001	2002	2003
Lilly	$100.00	$ 75.80	$107.43	$91.99	$75.88	$85.83
S&P 500	$100.00	$121.01	$109.99	$96.98	$75.59	$97.24
Peer Group	$100.00	$ 87.41	$112.10	$97.01	$75.52	$83.00

PROXY STATEMENT

* We constructed the peer group as the industry index for this graph. It comprises the eight companies in the pharmaceutical industry that we use to benchmark compensation of executive officers. The companies are Abbott Laboratories; Bristol-Myers Squibb Company; Glaxo SmithKline (including the results of SmithKline Beecham plc up to the time of its merger with Glaxo Holdings plc); Johnson & Johnson; Merck & Co.; Pfizer, Inc. (including the results of Warner Lambert Company and Pharmacia Corporation to the time of their mergers with Pfizer); Schering-Plough Corporation; and Wyeth (formerly American Home Products Corporation).

OWNERSHIP OF COMPANY STOCK

Common Stock Ownership by Directors and Executive Officers

The following table sets forth the number of shares of company common stock beneficially owned by the directors, the named executive officers, and all directors and executive officers as a group, as of February 2, 2004.

Name of Individual or Identity of Group	Shares Owned Beneficially (1)
Steven C. Beering, M.D.	26,791
Sir Winfried F. W. Bischoff	4,889
Martin S. Feldstein, Ph.D.	2,422
George M. C. Fisher	16,077
Alfred G. Gilman, M.D., Ph.D.	8,206
Charles E. Golden	39,102 (2)
Pedro P. Granadillo	207,868 (3)
Karen N. Horn, Ph.D.	21,731
John C. Lechleiter, Ph.D.	125,893 (4)
Ellen R. Marram	2,422
Gerhard N. Mayr	100,483 (5)
Franklyn G. Prendergast, M.D., Ph.D.	13,269
Sir John Rose	128
Kathi P. Seifert	12,515
Sidney Taurel	783,551 (6)
All directors and executive officers as a group (16 persons)	1,511,910

(1) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the shares shown in the table to be owned by that person. The shares shown do not include the following shares that may be purchased pursuant to stock options that are exercisable within 60 days of February 2, 2004: Dr. Beering, 2,800 shares; Sir Winfried Bischoff, 2,800 shares; Mr. Fisher, 2,800 shares; Dr. Gilman, 2,800 shares; Mr. Golden, 758,683 shares; Mr. Granadillo, 659,411 shares; Ms. Horn, 2,800 shares; Dr. Lechleiter, 479,521 shares; Mr. Mayr, 594,684 shares; Dr. Prendergast, 2,800 shares; Ms. Seifert, 2,800 shares; Mr. Taurel, 2,161,521 shares; and all directors and executive officers as a group, 5,456,338 shares. The shares shown include, in the case of employees of the company, shares credited to the accounts of the employees under the Savings Plan. In the case of nonemployee directors, the shares shown above include the following shares credited to the directors' accounts under the Lilly Directors' Deferral Plan: Dr. Beering, 24,151; Sir Winfried Bischoff, 2,889; Dr. Feldstein, 1,422; Mr. Fisher, 6,077; Dr. Gilman, 8,206; Ms. Horn, 19,676; Ms. Marram, 1,422; Dr. Prendergast, 13,269; Sir John Rose, 128; and Ms. Seifert, 9,383. See pages 60–61 for a description of that plan. No person listed in the table owns more than 0.0697 percent of the outstanding common stock of the company. All directors and executive officers as a group own 0.135 percent of the outstanding common stock of the company.

(2) The shares shown for Mr. Golden include 971 shares credited to his account under the Savings Plan.

(3) The shares shown for Mr. Granadillo include 18,574 shares credited to his account under the Savings Plan and 895 shares that are owned by a family foundation for which he is a director. Mr. Granadillo has shared voting power and shared investment power over the shares held by the foundation.

(4) The shares shown for Dr. Lechleiter include 10,946 shares credited to his account under the Savings Plan and 12,151 shares that are owned by a family foundation for which he is a director. Dr. Lechleiter has shared voting power and shared investment power over the shares held by the foundation.
(5) The shares shown for Mr. Mayr include 9,623 shares credited to his account under the Savings Plan.
(6) The shares shown for Mr. Taurel include 14,495 shares credited to his account under the Savings Plan.

Principal Holders of Stock

To the best of the company's knowledge, the only beneficial owners of more than five percent of the outstanding shares of the company's common stock are Lilly Endowment, Inc. (the "Endowment") and Capital Research and Management Company. The following table sets forth information regarding this ownership:

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Lilly Endowment, Inc. 2801 North Meridian Street Indianapolis, Indiana 46208	154,120,804 (as of February 2, 2004)	13.71%
Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071	66,757,200 (as of December 31, 2003)	5.9%

The Endowment has sole voting and sole investment power with respect to its shares. The board of directors of the Endowment is composed of Mr. Thomas M. Lofton, chairman; Mr. N. Clay Robbins, president; Mrs. Mary K. Lisher; Drs. Otis R. Bowen, William G. Enright, and Earl B. Herr, Jr.; and Messrs. Daniel P. Carmichael, Eli Lilly II, and Eugene F. Ratliff. Each of the directors is a shareholder of the company.

Capital Research and Management Company acts as investment adviser to various registered investment companies. It has no voting power and sole investment power with respect to its shares.

Item 1. Election of Directors

Under the company's articles of incorporation, the board is divided into three classes with approximately one-third of the directors standing for election each year. The term for directors elected this year will expire at the annual meeting of shareholders held in 2007. Each of the nominees listed below has agreed to serve that term. If any director is unable to stand for election, the board may, by resolution, provide for a lesser number of directors or designate a substitute. In the latter event, shares represented by proxies may be voted for a substitute director.

The board recommends that you vote FOR each of the following nominees:

- Steven C. Beering, M.D.
- Sir Winfried Bischoff
- Franklyn G. Prendergast, M.D., Ph.D.
- Kathi P. Seifert

Biographical information about these nominees can be found on pages 52–53 of this proxy statement.

Item 2. Proposal To Ratify the Appointment of Principal Independent Auditors

The audit committee has appointed the firm of Ernst & Young LLP as principal independent auditors for the company for the year 2004. In accordance with the bylaws, this appointment is being submitted to the shareholders for ratification. Ernst & Young served as the principal independent auditors for the company in 2003. Representatives of Ernst & Young are expected to be present at the annual meeting and will be available to respond to appropriate questions. Those representatives will have the opportunity to make a statement if they wish to do so.

The board recommends that you vote FOR ratifying the appointment of Ernst & Young LLP as principal independent auditors for 2004.

Item 3. To Approve the Eli Lilly and Company Bonus Plan

The board of directors has approved a new annual cash bonus plan, the Eli Lilly and Company Bonus Plan, effective January 1, 2004. It replaces both the prior management and executive bonus plan (the Eli Lilly and Company EVA Bonus Plan) and the company's principal bonus program for nonmanagement employees.

The board recommends that you vote FOR approval of the Eli Lilly and Company Bonus Plan.

Shareholder approval will allow payments under the plan to be fully tax-deductible by the company under Section 162(m) of the Internal Revenue Code. Section 162(m) could limit the company's tax deduction for compensation paid to top executives to $1 million each unless compensation in excess of that amount is determined using performance measures approved by a committee of outside directors and approved by the shareholders.

Purpose of the Plan

The purpose of the plan is to motivate superior performance and teamwork by employees at all levels of the company by linking annual cash bonuses to important corporate performance measures. Bonus payments are linked directly to both individual and corporate performance. Exceptional performance by individuals and the company will lead to increases in bonuses, and shortfalls in performance will lead to bonus reductions.

Principal Features of the Plan

Following is a summary of the material features of the plan. It is qualified by reference to the full text of the plan, which is attached as Appendix B to this proxy statement.

- **Administration.** The plan is administered by the compensation committee of the board, which is composed entirely of independent directors. The committee has authority to delegate plan administration with respect to employees other than the executive officers.
- **Eligibility.** Plan participants include all executive officers, all management employees worldwide, most U.S. and

Puerto Rico nonmanagement employees, and selected employees outside the United States. The committee may include other employees at its discretion. For 2004, approximately 20,000 employees are eligible to participate.

- **Performance Measures and Bonus Calculation.** Prior to the beginning of each year, the committee will establish the following elements necessary for the bonus calculation:
  - —**Bonus targets** are established for participants based on a schedule that associates job responsibilities with a bonus target amount expressed as a percentage of regular earnings for the year.
  - —**Company performance measures** are established for the year. The committee may select one or more from among the following measures: growth in net income or earnings per share; growth in sales; return on assets; return on equity; total shareholder return; economic value added (EVA); market value added (MVA); or any of the foregoing before the effect of acquisitions, divestitures, accounting changes, restructurings, and special charges (determined according to objective criteria established by the committee not later than 90 days after the beginning of the year). Unless the committee chooses otherwise, the company performance measure shall be based 75 percent on earnings-per-share growth and 25 percent on sales growth, in both cases before the effect of any adjustments as described above. Bonuses for 2004 will be based on this measure.
  - —A **bonus multiple** is used to adjust the bonus target to account for company performance. The committee establishes performance benchmarks for sales and earnings growth after considering expected peer group performance. If the benchmarks are met exactly, the bonus multiple would be 100 percent of the bonus target. Actual bonus multiples will vary depending on company performance relative to the benchmarks. The maximum bonus multiple is 200 percent of the bonus target and the threshhold multiple is 25 percent of the bonus target, except that the committee has discretion to reduce the bonus multiple to a lower percentage or to zero. The committee does not have discretion to increase the multiple.
- **Individual Performance Adjustments.** For employees other than executive officers, the committee may adjust the award upward by an amount not to exceed 50 percent for exemplary individual performance during the year. Executive officers' awards may not be adjusted upward. An employee (including an executive officer) whose performance is unsatisfactory for the year will not receive a bonus.
- **Payment.** Payment will be made following certification by the committee of the company's actual performance results for the year. No individual bonus payment may exceed $7 million in any one year. Participants must remain employed until the end of the year to receive a bonus, except in the case of retirement, death, disability, and certain leaves of absence.
- **Amendment.** The plan may be amended at any time by the board or the committee. Shareholder approval of amendments may be sought to the extent the company deems it necessary or advisable to preserve tax-deductibility under Section 162(m) of the Code.

It is not possible to predict with certainty the bonuses that would be payable to the executive officers with respect to 2004 performance. However, if the company were to meet the performance benchmarks for earnings-per-share growth and sales growth, and assuming no change in the regular earnings of the executive officers for the year, the following bonuses would be paid for 2004 (before taxes):

Mr. Taurel—$1,651,155
Mr. Golden—$609,910
Mr. Mayr—$108,915
Dr. Lechleiter—$670,500
Mr. Granadillo—$523,365
All executive officers as a group (9 officers): $5,210,770.

It is not possible to estimate the aggregate 2004 bonuses that would be payable to all eligible employees as a group.

Equity Compensation Plan Information

The following table presents information as of December 31, 2003, about our other compensation plans under which shares of Lilly stock have been authorized.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	70,227,853	$64.94	74,455,872
Equity compensation plans not approved by security holders (1)	12,582,622	$67.93	2,121,420
Total	82,810,475	$65.39	76,577,292

(1) Represents shares in the Lilly GlobalShares Stock Plan, which permits the company to grant stock options to nonmanagement employees worldwide. The plan is administered by the senior vice president responsible for human resources. The stock options are nonqualified for U.S. tax purposes. The option price cannot be less than the fair market value at the time of grant. The options shall not exceed 11 years in duration and shall be subject to vesting schedules established by the plan administrator. There are provisions for early vesting and early termination of the options in the event of retirement, disability, and death. In the event of stock splits or other recapitalizations, the administrator may adjust the number of shares available for grant, the number of shares subject to outstanding grants, and the exercise price of outstanding grants.

Item 4. Shareholder Proposal Regarding Executive Compensation

The Sheet Metal Workers' National Pension Fund, Edward F. Carlough Plaza, 601 North Fairfax Street, Suite 500, Alexandria, Virginia 22314, beneficial owner of approximately 34,200 shares, has notified the company that it intends to present the following proposal at the annual meeting.

The board recommends that you vote AGAINST this proposal.

Executive Compensation Proposal

Resolved, that the shareholders of Lilly (Eli) & Co. ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) **Salary**—The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.
(2) **Annual Bonus**—The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.
(3) **Long-Term Equity Compensation**—Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.
(4) **Severance**—The maximum severance payment to a senior executive should be no more than one year's salary and bonus.
(5) **Disclosure**—Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Statement of Support: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003—CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

Statement in Opposition to the Executive Compensation Proposal

The compensation committee of the board has reviewed the shareholder proposal and finds that, on balance, it is not in the best interests of the shareholders.

The shareholder states that executive compensation should promote the creation of long-term corporate value by encouraging executives to look beyond quarterly performance numbers and focus on long-term corporate value growth. We agree. In fact, for many years our executive compensation philosophy has been grounded on the principle that compensation should foster the long-term focus required for success in the research-based pharmaceutical industry. For a fuller description of our philosophy, see the compensation committee report on pages 66–68.

Where we differ with the shareholder is in the best way to achieve that objective. The shareholder would have the board impose a number of strict rules and prohibitions governing nearly all forms of compensation. These strictures would deprive the compensation committee of the flexibility it needs to respond to changing industry, market, and compensation trends and to tailor executive compensation programs to attract and retain the highly qualified individuals necessary to succeed in a competitive world economy.

In particular, we disagree with several of the shareholder's specific prohibitions:

- **Salary and bonus caps.** The proposal would establish "hard caps" of $1 million on salary and equity grants and would impose a limit on cash bonuses of 100 percent of salary. This one-size-fits-all approach to compensation would not allow the committee to meet the needs of the marketplace or even adapt for inflation.
- **Elimination of stock options.** In the wake of the recent corporate scandals, some commentators have called for the elimination of stock options, asserting that stock option compensation was a primary cause of the fraud and governance failures in those cases. We believe that that view overstates the role that stock options played in those regrettable situations. While excessive reliance on stock option compensation can create unhealthy incentives, a measured use of stock options as a part of a balanced cash and equity program can provide employees with healthy, positive incentives to focus on both annual performance goals and long-term growth in shareholder value. We will continue to monitor this balance over time, particularly in light of possible changes in accounting rules affecting stock options. However, we do not believe an absolute ban on stock options is appropriate.

In summary, we share the proponent's goals but not the approach. Effective oversight of executive compensation is achieved not by imposing a series of inflexible mandates but instead by instituting strong corporate governance practices to assure that the company's compensation committee is independent, informed, and active. We believe that those practices are firmly in place at Lilly.

Item 5. Shareholder Proposal Regarding Access and Affordability of Prescription Drugs

Sisters of Mercy, Regional Community of Detroit Charitable Trust, 29000 Eleven Mile Road, Farmington Hills, MI 48336-1405, beneficial owners of approximately 800 shares, have notified the company that they intend to present the following proposal at the annual meeting.

The board recommends that you vote AGAINST this proposal.

Access and Affordability of Prescription Drugs

Resolved, That the Board of Directors review pricing and marketing policies and prepare a report (at reasonable cost and omitting proprietary information), available to shareholders by September, 2004, on how our company will respond to rising regulatory, legislative and public pressure to increase access to and affordability of needed prescription drugs.

Statement of Support: The pharmaceutical industry faces a number of long-term challenges that threaten our Company's viability and could adversely affect shareholder value.

"The pharmaceutical industry and its legal representatives are now beset by a torrent of suits alleging fraud and predatory pricing, demands for more stringent regulation, and investigation of longstanding practices in patenting, promoting and producing drugs." (*Drug Wars*, American Bar Association Journal, December 2002).

The pharmaceutical industry "depends heavily on public trust" and is particularly vulnerable in times of crisis and/or controversy, according to Rating Research LLC. (*Reputation Strength Rating*, Rating Research LLC, June 2003).

Only 13% of people "normally believe a statement by a pharmaceutical company." (*Attitudes to Government Regulation Vary Greatly For Different Industries*, Harris Interactive, 2 April 2003).

57% of Americans think our industry "should be more regulated by government." Only 7% responded they preferred less regulation. (*Attitudes to Government Regulation Vary Greatly For Different Industries*, Harris Interactive, 2 April 2003).

In an annual survey conducted by the Kaiser Commission on Medicaid and the Uninsured, nearly all states reported taking action to rein in prescription drug costs in the past year (*Rising Costs Prompt States to Reduce Medicaid Further*, NY Times, 23 September 2003).

Given the social and political pressures to resolve the issue of accessibility and affordability of healthcare in the US, we believe the directors of our company have a duty to inform shareholders of the steps taken to address the challenges confronting our industry: negative public perceptions, legal actions at state and federal levels on prescription access and anti-trust issues, law suits alleging antitrust and consumer fraud violations.

Statement in Opposition to the Access and Affordability of Prescription Drugs Proposal

The public policy and compliance committee of the board has reviewed the shareholder proposal and is in agreement with the intent of the proposal.

- The board periodically reviews the company's pricing and marketing policies from the perspective of access to and affordability of our products.
- Our website currently contains a report on the company's access-related programs.
- In December 2003, the company published the 2002 Corporate Responsibility Report. This report will be updated annually and the 2004 report for 2003 will provide additional detailed information regarding our commitment to access and affordability.

As a result, the committee believes this proposal is not necessary and recommends that you vote against it.

A report detailing the company's access-related programs has been available on our website since September 2002, and can be reached by selecting Access to Medicines on the www.lilly.com homepage, or from the Products page. This report includes information about direct patient assistance, patient initiatives, the company's work with advocacy organizations, U.S. state and federal initiatives, and international initiatives. Information on how patients and physicians can access Lilly programs and links to state-sponsored prescription drug assistance programs throughout the country are included.

Our most recently announced program is LillyAnswers, a program designed to provide needy seniors with access to Lilly medicines. Patients enrolled in LillyAnswers pay only a $12.00 administrative fee for a 30-day supply of any Lilly prescription medication at participating pharmacies. Medicare-eligible individuals who do not have public or private coverage for prescription medicine, and who have an income below 200 percent of the federal poverty level are eligible for LillyAnswers. Since its inception, LillyAnswers has enrolled more than 239,000 members and filled approximately 630,000 prescriptions. The program, which began in March 2002, is designed to provide interim, affordable coverage for our products to Medicare recipients until a drug benefit is available.

In addition, Lilly has a long-standing program called Lilly Cares; its goal is to extend access to our products to all Americans regardless of their ability to pay. Through Lilly Cares, the company offers free medication, through physicians, to patients who are otherwise unable to obtain their Lilly medicine. In 2003, Lilly provided more than $216 million in free products to people in need.

Lilly also provides assistance with obtaining reimbursement and product supplies through programs designed specifically for several products, including:
- Gemzar® (cancer)
- Humatrope® (human growth hormone)
- Forteo® (severe osteoporosis)
- Xigris® (severe sepsis)
- Alimta® (malignant pleural mesothelioma)

In each of these programs, the Lilly drug is available at additional savings to our other programs or free. For example, the Forteo® program offers a 4 week supply (28 days) of Forteo® for a flat administrative fee of $12.00 to a broader group than that covered by LillyAnswers, and Gemzar and Alimta are available free of charge to cancer patients who meet medical and financial eligibility criteria.

The company has a number of other philanthropic efforts under way to increase access to medicines, including financial support to organizations involved in:
- patient advocacy
- disease and treatment research
- education
- improving access to medical care
- programs that assist patients in getting appropriate treatment and living with their diseases.

In 1999, the company initiated a program to improve access to tuberculosis care worldwide. Working with the World Health Organization (WHO) and Médecins Sans Frontières (MSF), Lilly now distributes a significant amount of its production of capreomycin and cycloserine for multi-drug resistant tuberculosis (MDR-TB) via the WHO at a fraction of production cost. As part of this program, the company will transfer the technology to manufacture these drugs in nations where the disease is most prevalent and will partner with the WHO, the U.S. Department of Health and Human Services Center for Disease Control, Brigham and Women's Hospital (BWH), and Purdue University to increase both the number of trained personnel and the supply of drugs available to treat MDR-TB.

Finally, the company is dedicated to continuing innovation in the discovery of new drugs for health needs that are currently unmet. This is our central mission and our first and highest ethical responsibility. By devoting more than $2 billion each year to pharmaceutical research activities, Lilly bears enormous costs and risks related to discovering and developing new medicines.

The company plans to expand its reporting on these activities in the 2003 Corporate Responsibility Report, which will be published in 2004. In addition to the actions taken on access to medicines, it will address standards of business conduct including political lobbying and contributions and antitrust and competition laws. It will also address the public relations activities underway to support access to medicines. This report will be made available to shareholders on the Lilly.com website.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Securities and Exchange Commission rules, our directors and executive officers are required to file with the Securities and Exchange Commission reports of holdings and changes in beneficial ownership of company stock. We have reviewed copies of reports provided for the company, as well as other records and information. Based on that review, we concluded that all reports were timely filed.

Other Information Regarding the Company's Proxy Solicitation

We will pay all expenses in connection with our solicitation of proxies. We will pay brokers, nominees, fiduciaries, or other custodians their reasonable expenses for sending proxy material to and obtaining instructions from persons for whom they hold stock of the company. We expect to solicit proxies primarily by mail, but directors, officers, and other employees of the company may also solicit in person or by telephone, telefax, or electronic mail. We have retained Georgeson Shareholder Communications Inc. to assist in the distribution and solicitation of proxies. Georgeson may solicit proxies by personal interview, telephone, telefax, mail, and electronic mail. We expect that the fee for those services will not exceed $17,000 plus reimbursement of customary out-of-pocket expenses.

By order of the board of directors,

Alecia A. DeCoudreaux
Secretary
March 12, 2004

Audit Committee Charter

Purpose
The audit committee's primary function is to assist the board of directors in fulfilling its oversight responsibilities by monitoring:
- The integrity of financial information which will be provided to the shareholders and others;
- The systems of internal controls and disclosure controls which management has established;
- The performance of internal and external audit functions; and
- The company's compliance with legal and regulatory requirements.

Composition
The committee shall consist of no fewer than three directors. All committee members must meet applicable New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) independence and experience requirements. All committee members shall be financially literate or must become financially literate within a reasonable period of time after appointment to the committee. At least one member of the committee shall be an audit committee financial expert as determined by the board in accordance with NYSE listing standards. At least one member of the committee shall serve concurrently on the public policy and compliance committee. Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The committee members shall be appointed for one-year terms at the annual meeting of the board. The board shall designate the chairperson.

Administrative Matters
The committee shall meet not less than six times per year and shall report at the next board meeting following each such committee meeting. The committee shall meet at least annually with the public policy and compliance committee. This meeting will allow the audit committee to review non-financial legal and regulatory compliance as well as the risk assessment and risk management processes, which are overseen by the public policy and compliance committee. The committee shall meet periodically with management, the internal auditors, and the independent auditor in separate executive sessions. The committee may request an officer or employee of the company, the company's outside counsel, or representatives of the company's independent auditor to attend a meeting of the committee or to meet with any members of, or advisors to, the committee. The committee may, at any time, retain its own outside advisors at the company's expense.

Supporting Corporate Staff
General Auditor
Office of the Corporate Secretary
Chief Accounting Officer

Duties and Responsibilities
To fulfill its duties and responsibilities, the Committee shall:

1. Annually review and reassess this charter.

2. Maintain a clear understanding with management and the independent auditors that the committee is directly responsible for compensation and oversight of the work of the independent auditor, including:
- Having the sole authority (subject to shareholder ratification) to appoint or replace the independent auditor;
- Approving the compensation of the independent auditor;
- Reviewing and evaluating the lead partner of the independent audit team;
- Reviewing the audit scope and audit plan of independent auditor;
- Obtaining and reviewing, at least annually, a report from the independent auditor which describes the firm's internal compliance procedures, any issues raised from peer reviews, or other quality reviews of the firm, any steps taken to deal with the issues, and all relationships between the firm and Lilly;
- Ensuring rotation of the lead audit partner as required by law (or any stricter policies as may be established by the committee);

- Setting clear hiring policies for employees or former employees of the independent auditor; and
- Resolving disagreements between management and the independent auditor regarding financial reporting.

3. Pre-approve all audit services and approve permitted non-audit services (including fees and terms) to be performed for Lilly by the independent auditor, consistent with the requirements of the SEC and NYSE or any stricter standards as may be adopted by the committee.

4. Oversee the internal audit function, including:
- Reviewing the appointment and replacement of the general auditor;
- Reviewing and approving the internal audit plan;
- Reviewing significant reports to management prepared by internal audit (and management's response); and
- Discussing with the independent auditor and management the responsibilities, budget, and staffing of the internal audit function.

5. Prepare a report for inclusion in the company's annual proxy statement in accordance with SEC regulations.

6. Review, with management and the independent auditors, the annual and quarterly financial results before they are filed in periodic reports with the SEC or other regulators. These reviews shall include discussions with management and the independent auditor regarding significant financial reporting issues and judgments made in connection with the preparation of Lilly's financial statements and any special steps adopted in light of material control deficiencies. The committee shall also receive regular reports from the independent auditor on the critical accounting policies and practices of Lilly and significant alternative treatments of financial information within GAAP that have been discussed with management. The committee shall discuss with the independent auditor the auditor's assessment of the quality, not just the acceptability, of the company's accounting principles as required by SAS No. 61.

7. Review and discuss with management Lilly's earnings press releases, including the use of "pro forma" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

8. Provide an open avenue of communication between the independent auditor, the general auditor, and the board, including sufficient opportunity for the independent auditor and the general auditor to meet with the committee without members of management present.

9. Consider and review with the independent auditor, the chief accounting officer, and the general auditor:
- The independent auditors' audit of financial statements and their report thereof;
- The adequacy of the company's internal controls and disclosure controls;
- Any related significant findings and recommendations of the independent auditors or the internal auditors together with management's responses thereto;
- Any difficulties encountered in the course of the audits, including any restriction on the scope of work or access to required information; and
- Any material written communications between the independent auditor and management, including management letters or schedules of unadjusted differences.

10. Oversee the company's dissemination of and compliance with the company's code of conduct, including but not limited to those codes that apply specifically to employees involved in matters that affect accounting, auditing, and financial reporting.

11. Review procedures to promote and protect employee reporting of suspected fraud or wrongdoing relating to accounting, auditing, or financial reporting, including procedures for:
- Receiving, retaining, and addressing complaints received by Lilly relating to such matters;
- Enabling employees to submit to the committee, on a confidential and anonymous basis, any concerns regarding such matters; and
- Protecting reporting employees from retaliation.

12. Review policies and procedures with respect to senior management's expense accounts, including their use of corporate assets, and consider the results of any review of these areas by the general auditor or the independent auditor.

13. Meet at least annually with the public policy and compliance committee to review regulatory and legal compliance matters, including:
◦ Overall state of compliance
◦ Significant legal or regulatory compliance exposure
◦ Material reports or inquiries from regulators.

14. Review with the public policy and compliance committee, at least annually, a summary of the risk assessment and risk management processes and policies.

15. Inquire of management, the general auditor, and the independent auditors about significant financial risks or exposures and evaluate the steps management has taken to assess and minimize such risks to the company, including review of management's financial risk management policies.

16. Conduct or authorize investigations into any matters within the committee's scope of responsibilities. The committee may retain (at the company's expense) independent counsel, accountants, or others to assist in the conduct of any investigation.

17. The committee shall also undertake such additional activities within the scope of its primary functions as the committee may from time to time determine.

APPENDIX B

Eli Lilly and Company Bonus Plan (effective January 1, 2004)

Section 1. Purpose
The purpose of The Eli Lilly and Company Bonus Plan is to encourage and promote eligible employees to create and deliver innovative pharmaceutical-based health care solutions that enable people to live longer, healthier and more active lives, to outgrow our competitors through a constant stream of pharmaceutical innovation, and to materially increase shareholder value. The Plan is designed to accomplish the following key objectives:
a. motivate superior employee performance through the implementation of a performance-based bonus system for all eligible management employees, United States employees (including those in Puerto Rico) and other employees as may be designated from time to time;
b. encourage eligible employees to take greater ownership of the company and provide "Answers that Matter" daily by creating a direct relationship between key company measurements and individual bonus payouts; and
c. enable the Company to attract and retain employees that will be instrumental in driving sustained growth and performance of Eli Lilly and Company by providing a competitive bonus program that rewards outstanding performance consistent with the Company's mission, values and increased shareholder value.

The Plan is intended to satisfy the requirements for providing "performance-based" compensation under Section 162(m) of the Internal Revenue Code.

Section 2. Definitions
The following words and phrases as used in this Plan will have the following meanings unless a different meaning is clearly required by the context. Masculine pronouns will refer both to males and to females:

2.1 **Applicable Year** means the calendar year immediately preceding the year in which payment of the Company Bonus is payable pursuant to Section 6. For example, the Applicable Year for 2005 payout is January 1, 2004 through December 31, 2004.

2.2 **Bonus Target** means the percentage of Participant Earnings for each Participant as described in Section 5.6(a) below.

2.3 **Committee** means (i) with respect to the Executive Officers of Lilly, the Compensation Committee, the members of which will be selected by the Board of Directors of Lilly, from among its members; and (ii) with respect to all other Eligible Employees, the Compensation Committee of the Board of Directors or its designee. Each member of the Compensation Committee will, to the extent deemed necessary or appropriate by the Board of Directors, satisfy the requirements of an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

2.4 **Company** means Eli Lilly and Company and its subsidiaries.

2.5 **Company Bonus** means the amount of bonus compensation payable to a Participant as described in Section 5 below. Notwithstanding the foregoing, however, the Committee may determine, in its sole discretion, to reduce the amount of a Participant's Company Bonus if such Participant becomes eligible to participate in such other bonus program of the Company as may be specifically designated by the Committee. Such reduction may be by a stated percentage up to and including 100% of the Company Bonus.

2.6 **Company Performance Bonus Multiple** means the amount as calculated in Sections 5.3 and 5.4 below.

2.7 **Disabled** means a Participant who (i) has become eligible for a payment under The Lilly Extended Disability Plan, assuming eligibility to participate in that plan, or (ii) for those employees ineligible to participate in The Lilly Extended Disability Plan, has become otherwise "disabled" under the applicable disability benefit plan or program for the Participant, or, in the event that there is no such disability benefit plan or program, has become disabled under applicable local law.

2.8 **Earnings Per Share (EPS)** means the diluted earnings per share of the Company as reported in the Company's "Consolidated Statements of Income" in accordance with generally accepted accounting principles and Section 3.4 below.

2.9 **Earnings Per Share Growth (EPS Growth)** means the percentage increase in EPS in the Applicable Year compared to the prior year.

2.10 **Effective Date** means January 1, 2004.

2.11 **Eligible Employee** means:

a. with respect to employees of Lilly or its Puerto Rican subsidiaries, a person (1) who is employed as an employee by the Company on a scheduled basis of twenty (20) or more hours per week and is scheduled to work at least five (5) months per year; and (2) who is receiving compensation, including temporary illness pay under Lilly's Illness Pay Program or similar short-term disability program, from the Company for services rendered as an employee. Notwithstanding anything herein to the contrary, the term "Eligible Employee" will not include:
   (1) a person who has reached Retirement with the Company;
   (2) a person who is Disabled;
   (3) a person who is a "leased employee" within the meaning of Section 414(n) of the Internal Revenue Code of 1986, as amended, or whose basic compensation for services on behalf of the Company is not paid directly by the Company;
   (4) a person who is classified as a "Fixed Duration Employee", as that term is used by Lilly;
   (5) a person who is classified as a special status employee because his employment status is temporary, seasonal, or otherwise inconsistent with regular employment status;
   (6) a person who is eligible to participate in the Eli Lilly and Company Prem1er Rewards Plan or such other Company bonus or incentive program as may be specifically designated by the Committee or its designee;
   (7) a person who submits to the Committee in writing a request that he not be considered eligible for participation in the Plan or is a member of the Board of Directors of Lilly unless he or she is also an Eligible Employee; or
   (8) any other category of employees designated by the Committee in its discretion with respect to any Applicable Year.

b. with respect to those employees who are employed by the Company, but not by Lilly or a Puerto Rican subsidiary, an employee of the Company designated by the Committee as a Participant in the Plan with respect to any Applicable Year. In its discretion, the Committee may designate Participants either on an individual basis or by determining that all employees in specified job categories, classifications, levels, subsidiaries or other appropriate classification will be Participants.

c. Notwithstanding anything herein to the contrary, the term Eligible Employee will not include any person who is not so recorded on the payroll records of the Company, including any such person who is subsequently reclassified by a court of law or regulatory body as a common law employee of the Company. Consistent with the foregoing, and for purposes of clarification only, the term employee or Eligible Employee does not include any individual who performs services for the Company as an independent contractor or under any other non-employee classification.

2.12 **Lilly** means Eli Lilly and Company.

2.13 **Lilly Executive Officer** or **Section 162(m) Participant** means a Participant who has been designated by the Board of Directors of Lilly as an executive officer pursuant to Rule 3b-7 under the Securities Exchange Act of 1934, as amended. For purposes of this Plan, a Lilly Executive Officer will be considered a Section 162(m) Participant whether or not he is a "covered employee" under Section 162(m).

2.14 **Participant** means an Eligible Employee who is participating in the Plan.

2.15 **Participant Earnings** means (A) those amounts described below that are earned during the portion of the Applicable Year during which the employee is a Participant in the Plan:

(i) regular compensation (including applicable deferred compensation amounts), overtime, shift premiums and other forms of additional compensation determined by and paid currently pursuant to an established formula or procedure;
(ii) salary reduction contributions to The Lilly Employee Savings Plan or elective contributions under any similar tax-qualified plan that is intended to meet the requirements of Section 401(k) of the Internal Revenue Code or similar Company savings program;
(iii) elective contributions to any cafeteria plan that is intended to meet the requirements of Section 125 of the Internal Revenue Code or other pre-tax contributions to a similar Company benefit plan;
(iv) payments made under the terms of Lilly's Illness Pay Program or other similar Company or government-required leave program during an Applicable Year to a Participant who is on approved leave of absence and is receiving one hundred percent (100%) of his base pay; and
(v) other legally-mandated or otherwise required pre-tax deductions from a Participant's base salary.

(B) The term "Participant Earnings" does not include:

(i) compensation paid in lieu of earned vacation;
(ii) amounts contributed to the Retirement Plan or any other qualified plan, except as provided in clause (A)(ii), above;
(iii) payments made under the terms of Lilly's Illness Pay Program or other similar Company or government-required leave program during an Applicable Year to a Participant who is on approved leave of absence and is receiving less than the full amount of his base pay;
(iv) amounts paid under this Plan or other bonus or incentive program of the Company;
(v) payments based upon the discretion of the Company;
(vi) in the case of a person employed by a Lilly subsidiary, foreign service, cost of living, or other allowances that would not be paid were the person employed by Lilly;
(vii) amounts paid as commissions, sales bonuses, or Market Premiums (as defined under the Retirement Plan); or
(viii) earnings with respect to the exercise of stock options or vesting of restricted stock.

2.16 **Performance Benchmarks** mean the amounts as calculated in Section 5.3 below. The Performance Benchmarks will be established after considering expected pharmaceutical peer group performance and based on performance measures as described in Section 5.2.

2.17 **Plan** means The Eli Lilly and Company Bonus Plan as set forth herein and as hereafter modified or amended from time to time. The Plan is an incentive compensation program and is not subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), pursuant to Department of Labor Regulation Section 2510.3.

2.18 **Retirement** means the cessation of employment upon the attainment of age fifty-five with ten years of service (55 and 10) or at least eighty (80) points, as determined by the provisions of the Retirement Plan as amended from time to time, assuming eligibility to participate in that plan. For persons who are not participants in the Retirement

Plan, Retirement means the cessation of employment as a retired employee under the applicable retirement benefit plan or program as provided by the Company or applicable law.

2.19 **Retirement Plan** means The Lilly Retirement Plan.

2.20 **Sales** means, for any Applicable Year, the consolidated net sales of the Company as set forth in the "Consolidated Statements of Income" as reported by the Company in accordance with generally accepted accounting principles and Section 3.4 below.

2.21 **Sales Growth** means the percentage increase in Sales in the Applicable Year compared to the prior year.

2.22 **Section 162(m)** means Section 162(m) of the Internal Revenue Code of 1986, as amended.

2.23 **Service** means the aggregate time of employment of an Eligible Employee by the Company.

Section 3. Administration

3.1 **Committee.** The Plan will be administered by the Compensation Committee of the Board of Directors of Eli Lilly and Company or, if the name of the Compensation Committee is changed, the Plan will be administered by such successor committee. For all Eligible Employees other than Lilly Executive Officers, the Compensation Committee may delegate all or a portion of its responsibilities within its sole discretion by resolution. Any reference in this Plan to the Committee or its authority will be deemed to include such designees (other than with respect to Lilly Executive Officers or a member of the Board of Directors or for purposes of Section 9).

3.2 **Powers of the Committee.** The Committee will have the right to interpret the terms and provisions of the Plan and to determine any and all questions arising under the Plan, including, without limitation, the right to remedy possible ambiguities, inconsistencies, or omissions by a general rule or particular decision. The Committee will have authority to adopt, amend and rescind rules consistent with the Plan, to make exceptions in particular cases to the rules of eligibility for participation in the Plan (except with respect to Lilly Executive Officers), and to delegate authority for approval of participation of any Eligible Employee except for Lilly Executive Officers or a member of the Board of Directors. The Committee will take all necessary action to establish annual Performance Benchmarks and approve the timing of payments, as necessary.

3.3 **Certification of Results.** Before any amount is paid under the Plan, the Committee will certify in writing the calculation of EPS, EPS Growth, Sales and Sales Growth (or other applicable performance measures) for the Applicable Year and the satisfaction of all other material terms of the calculation of the Company Performance Bonus Multiple and Company Bonus.

3.4 **Adjustments for Significant Events.** Not later than 90 days after the beginning of an Applicable Year, the Committee may specify with respect to Company Bonuses for the Applicable Year that the performance measures described in Section 5.2 will be determined before the effects of acquisitions, divestitures, restructurings or special charges or gains, changes in corporate capitalization, accounting changes, and/or events that are treated as extraordinary items for accounting purposes; provided that such adjustments shall be made only to the extent permitted by Section 162(m) in the case of Lilly Executive Officers.

3.5 **Finality of Committee Determinations.** Any determination by the Committee of Sales, Sales Growth, EPS, EPS Growth, any other performance measure, Performance Benchmarks and the level and entitlement to Company Bonus, and any interpretation, rule, or decision adopted by the Committee under the Plan or in carrying out or administering the Plan, will be final and binding for all purposes and upon all interested persons, their heirs, and personal representatives. The Committee may rely conclusively on determinations made by Lilly and its auditors to determine Sales, Sales Growth, EPS, EPS Growth and related information for administration of the Plan, whether such information is determined by the Company, auditors or a third-party vendor engaged specifically to provide such information to the Company. This subsection is not intended to limit the Committee's power, to the extent it deems proper in its discretion, to take any action permitted under the Plan.

Section 4. Participation In The Plan

4.1 **General Rule.** Only Eligible Employees may participate in and receive payments under the Plan.

4.2 **Commencement of Participation.** An Eligible Employee will become a Participant in the Plan as follows: (i) in the case of Eligible Employees under Section 2.11(a), on the date on which the individual completes at least one hour of employment as an Eligible Employee within the United States or Puerto Rico, and (ii) in the case of Eligible Employees under Section 2.11(b), on the date as of which the Committee has designated the individual to become a Participant in the Plan.

4.3 **Termination of Participation.** An Eligible Employee will cease to be a Participant upon termination of employment with the Company for any reason, or at the time he otherwise ceases to be an Eligible Employee under the Plan.

Section 5. Definition And Computation Of Company Bonus

5.1 **Computation for Eligible Employees.** Company Bonus amounts will depend significantly on Company performance as well as Participants' individual performance for certain Eligible Employees. As more specifically described below, a Participant's Company Bonus is calculated by multiplying the Participant's Bonus Target by his Participant Earnings and the Company Performance Bonus Multiple. For eligible management and Lilly employees and those Participants designated by the Committee, individual performance will also impact the Company Bonus calculation, as described in Section 5.6(c) below. Company Bonuses are paid out to eligible Participants in the manner provided below.

5.2 **Establishment of Performance Measures.** Not later than 90 days after the beginning of each Applicable Year, the Committee will, in its sole discretion, determine appropriate performance measures for use in calculating Company Bonus amounts. These performance measures may include Sales Growth, EPS Growth, growth in net income, return on assets, return on equity, total shareholder return, EVA, MVA or any of the foregoing before the effect of acquisitions, divestitures, accounting changes, restructurings and special charges or gains (determined according to objective criteria established by the Committee not later than ninety (90) days after the beginning of the Applicable Year). Unless otherwise specified in a written resolution adopted by the Committee for the Applicable Year, the Committee will use EPS Growth and Sales Growth, in each case before the effect of acquisitions, divestitures, accounting changes, restructurings and special charges or gains (determined as described above) as performance measures.

5.3 **Establishment of Performance Benchmarks.** Not later than 90 days after the beginning of each Applicable Year, the Committee will establish Performance Benchmarks for the Company based on the performance measures described in Section 5.2 above. Unless otherwise specified in a written resolution adopted by the Committee for the Applicable Year, the Performance Benchmarks will correspond with EPS Growth and Sales Growth amounts for the Applicable Year, established after considering expected pharmaceutical peer group performance. The Performance Benchmarks will correspond to EPS Growth and Sales Growth multiples equal to 1.0. The Committee will also adopt a formula that will determine the extent to which the performance measure multiples will vary as the Company's actual results vary from the Performance Benchmarks.

5.4 **Company Performance Bonus Multiple.** Unless otherwise specified in a written resolution adopted by the Committee not later than 90 days after the beginning of the Applicable Year, the Company Performance Bonus Multiple is equal to the product of the EPS Growth multiple and 0.75 plus the product of the Sales Growth multiple and 0.25 (i.e., Company Performance Bonus Multiple = (EPS Growth multiple * 0.75) + (Sales Growth multiple * 0.25)).

5.5 **Company Performance Bonus Multiple Threshold and Ceiling.** Notwithstanding Sections 5.3 and 5.4, the Company Performance Bonus Multiple will not be less than 0.25 or greater than 2.0 in an Applicable Year. If the calculations described in Sections 5.3 and 5.4 above result in a number that is less than 0.25, the Company Performance Bonus Multiple will equal 0.25 for the Applicable Year. If the calculations described in Sections 5.3 and 5.4 above result in a multiple greater than 2.0, the Company Performance Bonus Multiple will equal 2.0 for the Applicable Year. Notwithstanding the foregoing, the Committee may reduce the Company Performance Bonus Multiple (including but not limited to a reduction to below 0.25) for some or all Eligible Employees, in its discretion.

5.6 **Participant Company Bonus.**

a. *Bonus Target.* Not later than 90 days after the beginning of the Applicable Year, the Bonus Target for each Participant will be determined by the Committee on a basis that takes into consideration a Participant's pay grade level and job responsibilities. The Bonus Target for each Participant for the Applicable Year will be expressed as a percentage of Participant Earnings as of December 31 of the Applicable Year. Early in the Applicable Year, each Participant will receive information regarding the Participant's Bonus Target.

b. *Company Bonus Calculation.* Except as described in Section 5.6(c) below, a Participant's Company Bonus will equal the product of the Company Performance Bonus Multiple and the Participant's Bonus Target and the Participant's Earnings.

c. *Adjustment for Performance Multiplier, if Applicable.* Notwithstanding anything herein to the contrary, all eligible management employees (except Lilly Executive Officers), United States employees and other employees as may be designated from time to time by the Committee are subject to individual performance multipliers. For all such Participants subject to an individual performance multiplier, the amount calculated in Section 5.5(b) above will be adjusted based on the Participant's performance rating at the end of the Applicable Year as described below. For each such Participant, the performance rating will be determined by the Participant's supervision.

 1. *Exemplary Performance.* If the Participant receives an exemplary or equivalent performance rating (using the applicable performance rating system then in effect for the Participant), the amount calculated in Section 5.6(b) will be multiplied by an amount determined by the Committee, not to exceed 1.5, to obtain the Participant's actual Company Bonus.
 2. *Satisfactory Performance.* If the Participant receives a satisfactory or equivalent performance rating (using the applicable performance rating system then in effect for the Participant), the amount calculated in Section 5.6(b) will be multiplied by 1.0 so that the Participant's actual Company Bonus will equal the amount calculated in Section 5.6(b) above.
 3. *Unsatisfactory Performance.* If the Participant receives a year-end unsatisfactory or equivalent performance rating (using the applicable performance rating system then in effect for the Participant), the amount calculated in Section 5.6(b) will be multiplied by 0.0 so that the Participant's actual Company Bonus will equal $0.00.

In the event that a Participant does not receive a year-end performance rating, but is eligible for a Company Bonus, the amount calculated in Section 5.6(b) will be multiplied by 1.0 so that the Participant's actual Company Bonus will be the amount calculated in Section 5.6(b) above.

5.7 **Conditions on Company Bonus.** Payment of any Company Bonus is neither guaranteed nor automatic. A Participant's Company Bonus is not considered to be any form of compensation, wages, or benefits, unless and until paid.

5.8 **Required Employment.** Except as provided below in this Section 5.8 or as otherwise designated by the Committee, if a Participant is not employed by the Company on the last day of the Applicable Year, or is otherwise not an Eligible Employee on that date, the Participant is not entitled to any Company Bonus payment under this Plan for that Applicable Year.

a. *Leaves of Absence.* A Participant who, on the last day of the Applicable Year, is on approved leave of absence under the Family and Medical Leave Act of 1993, military leave under the Uniformed Services Employment and Reemployment Rights Act, or such other approved leave of absence will be considered to be an Eligible Employee on that date for purposes of this Plan.

b. *Transfer.* An employee who is a Participant in this Plan for a portion of the Applicable Year and then transfers to a position within the Company in which he is ineligible to participate in this Plan, but who remains employed by the Company on the last day of the Applicable Year, will be treated as satisfying the last-day-of-Applicable Year requirement for purposes of this Plan. In that event, his Company Bonus will be based on his Participant Earnings for the portion of the Applicable Year in which the employee was a Participant in the Plan.

c. *Retirement, Disability or Death.* A Participant who was an Eligible Employee for some portion of the Applicable Year and then takes Retirement, becomes and remains Disabled through the end of the Applicable Year, or dies during the Applicable Year will be considered to satisfy the last-day-of-Applicable-Year requirement described in this Section 5.8 for purposes of this Plan.

d. *Notice of Resignation.* In addition, a Participant who submits a notice of resignation from employment with the Company prior to the end of the Applicable Year and whose effective date of resignation is two (2) weeks or less from the date of notice of resignation will be considered employed by the Company for purposes of this Plan until the end of his specified notice period.

5.9 **New Participants.** If an Eligible Employee began participation in the Plan during an Applicable Year and is eligible for a Company Bonus, his Company Bonus will be based on Participant Earnings earned after the employee became a Participant. An Eligible Employee who became assigned to a position eligible for a Company Bonus at any time other than the first of the month will become a Participant the first of the following month.

5.10 **Section 162(m) Requirements, Bonus Maximum.** In the case of Lilly Executive Officers, all determinations necessary for computing a Company Bonus for the Applicable Year, including establishment of all components of EPS, EPS Growth, Sales, Sales Growth, Company Performance Bonus Multiple and Bonus Target percentages, shall be made by the Committee not later than 90 days after the commencement of the Applicable Year. As and to the extent required by Section 162(m), the terms of a Company Bonus for a Lilly Executive Officer must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable to the Lilly Executive Officer, and must preclude discretion to increase the amount of compensation payable that would otherwise be due under the terms of the award. Notwithstanding anything elsewhere in the Plan to the contrary, the maximum amount of the Company Bonus that may be payable to a Lilly Executive Officer in respect of any Applicable Year will be $7 million.

Section 6. Time Of Payment

6.1 **General Rule.** Payment under the Plan will be made prior to April 1 of the year following the Applicable Year.

6.2 **Terminated Employee.** Except as provided in Section 5.8 above, in the event an Eligible Employee's employment with the Company ends for any reason prior to the last day of the Applicable Year, he will not receive any Company Bonus for the Applicable Year.

6.3 **Deceased Eligible Employee.** In the event an Eligible Employee dies before payment under the Plan is made, the Committee may, in its sole discretion, authorize the Company to pay to his personal representative or beneficiary an amount not to exceed the amount established by the Committee to reflect the payment accrued at the date of death.

Section 7. Administrative Guidelines

7.1 **Establishment and Amendment by the Committee.** The Committee may establish objective and nondiscriminatory written guidelines for administering those provisions of the Plan that expressly provide for the determination of eligibility, Company Bonus or benefits on the basis of rules established by the Committee. The Committee may, from time to time, amend or supplement the administrative guidelines established in accordance with this subsection 7.1. The administrative guidelines established or amended in accordance with this subsection 7.1 will not be effective to the extent that they materially increase the Plan's liability, or to the extent that they are inconsistent with, or purport to amend, any provision of the Plan set forth in a document other than such administrative guidelines.

7.2. **Amendment by Board of Directors.** Any administrative guidelines established by the Committee pursuant to subsection 7.1 may be amended or revoked by the Board of Directors, either prospectively or retroactively, in accordance with the general amendment procedures set forth in section 9 below.

Section 8. Miscellaneous

8.1 **No Vested Right.** No employee, participant, beneficiary, or other individual will have a vested right to a Company Bonus or any part thereof until payment is made to him under Section 6.

8.2 **No Employment Rights.** No provision of the Plan or any action taken by the Company, the Board of Directors of the Company, or the Committee will give any person any right to be retained in the employ of the Company. The right and power of the Company to dismiss or discharge any Participant for any reason or no reason, with or without notice, is specifically reserved.

8.3 **No Adjustments.** After the certification of the calculation of EPS, EPS Growth, Sales, Sales Growth and any other material terms of the calculation of the Company Performance Bonus Multiple and Company Bonus for the Applicable Year as described in Section 3.3 above, no adjustments will be made to reflect any subsequent change in accounting, the effect of federal, state, or municipal taxes later assessed or determined, or otherwise.

8.4 **Other Representations.** Nothing contained in this Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any employee, participant, beneficiary, legal representative, or any other person. Although Participants generally have no right to any payment from this Plan, to the extent that any Participant acquires a right to receive payments from the Company under the Plan, such right will be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder will be paid from the general funds of the Company and no special or separate fund will be established, and no segregation of assets will be made, to assure payment of such amount.

8.5 **Tax Withholding.** The Company will make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all federal, state, local, and other taxes required by law to be withheld with respect to Company Bonus payments under the Plan, including, but not limited to, deducting the amount required to be withheld from the amount of cash otherwise payable under the Plan, or from salary or any other amount then or thereafter payable to an employee, Participant, beneficiary, or legal representative.

8.6 **Currency.** The Company Bonus will be based on the currency in which the highest portion of base pay is regularly paid. The Committee will determine the appropriate foreign exchange conversion methodology in its discretion.

8.7 **Effect of Plan on other Company plans.** Nothing contained in this Plan is intended to amend, modify, terminate, or rescind other benefit or compensation plans established or maintained by the Company. Whether and to what extent a Participant's Company Bonus is taken into account under any other plan will be determined solely in accordance with the terms of such plan.

8.8 **Construction.** This Plan and all the rights thereunder will be governed by, and construed in accordance with, the laws of the State of Indiana, without reference to the principles of conflicts of law thereof.

8.9 **Notice.** Any notice to be given to the Company or Committee pursuant to the provisions of the Plan will be in writing and directed to Secretary, Eli Lilly and Company, Lilly Corporate Center, Indianapolis, IN 46285.

Section 9. Amendment, Suspension, Or Termination

The Board of Directors of the Company will have the right to amend, modify, suspend, revoke, or terminate the Plan, in whole or in part, at any time and without notice, by written resolution of the Board of Directors. The Committee also will have the right to amend the Plan, except that the Committee may not amend this Section 9. Solely to the extent deemed necessary or advisable by the Board (or the Committee) for purposes of complying with Section 162(m), the Board (or the Committee) may seek the approval by the Company's stockholders of the Plan or any amendments to the Plan or any aspect of the Plan or Plan amendments. Any such approval shall be obtained in a separate vote of stockholders, with approval by a majority of the votes cast on the issue, including abstentions to the extent abstentions are counted as voting under applicable state law and the Articles of Incorporation and Bylaws of the Company. To the extent deemed necessary or advisable by the Board of Directors to comply with Section 162(m), the material terms of the performance measures used in calculating Company Bonus amounts will be disclosed to and reapproved by the stockholders of the Company no later than the Company's 2009 annual meeting.

Sidney Taurel [A,B]	*Chairman of the Board, President, and Chief Executive Officer*
Robert A. Armitage [A,B]	*Senior Vice President and General Counsel*
Charles E. Golden [A,B]	*Executive Vice President and Chief Financial Officer*
Pedro P. Granadillo [A,B]	*Senior Vice President*
John C. Lechleiter, Ph.D. [A,B]	*Executive Vice President, Pharmaceutical Operations*
Steven M. Paul, M.D. [A,B]	*Executive Vice President, Science and Technology*
Gino Santini [A,B]	*President, U.S. Operations*
Lorenzo Tallarigo, M.D. [A,B]	*President, International Operations*
Alpheus Bingham, Ph.D. [B]	*Vice President, e.Lilly*
Alan Breier, M.D. [B]	*Vice President, Medical, and Chief Medical Officer*
Scott A. Canute [B]	*Vice President, Manufacturing*
Bryce D. Carmine [B]	*President, Primary Care Products*
Frank M. Deane, Ph.D. [B]	*Vice President, Quality*
W. Roy Dunbar [B]	*President, Intercontinental Operations*
Timothy R. Franson, M.D. [B]	*Vice President, Global Regulatory Affairs*
James A. Harper [B]	*Group Vice President, Global Marketing and Sales, and Chief Marketing Officer*
Michael C. Heim [B]	*Vice President and Chief Information Officer*
Patrick C. James [B]	*President, Elanco Animal Health*
Elizabeth H. Klimes [B]	*President, Specialty Care Products*
Anne Nobles [B]	*Vice President, Corporate Affairs*
Richard D. Pilnik [B]	*President, European Operations*
Lori V. Queisser [B]	*Vice President and Chief Compliance Officer*
David E. Thompson [B]	*Vice President, Corporate Strategy and Business Development*
Albertus J. van den Bergh [B]	*President, Neuroscience Products*
Thomas R. Verhoeven, Ph.D. [B]	*Vice President, Product Research Development*
Alfonso G. Zulueta [B]	*Vice President, Sales and Marketing—Primary Care/Neuroscience*

A Policy Committee	*Establishes corporate strategy and policy and ensures compliance*
B Senior Management Forum	*Implements corporate strategies and ensures corporate performance, identifies issues and opportunities, and facilitates communication and learning*

Annual meeting

The annual meeting of shareholders will be held at Lilly Center, Eli Lilly and Company, Indianapolis, Indiana, on Monday, April 19, 2004, 11:00 a.m. EST (Indianapolis time). For more information, see the proxy statement section of this report.

10-K and 10-Q reports

Paper copies of the company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available in April. Quarterly reports on Form 10-Q are also available upon request. Anyone wishing to receive copies of the company's 10-K or 10-Q reports may send a written request to:

Eli Lilly and Company
P.O. Box 88665
Indianapolis, Indiana 46208-0665

To access these reports more quickly, you can find all our SEC filings online at: http://investor.lilly.com/edgar.cfm

Stock listings

Eli Lilly and Company common stock is listed on the U.S. New York and Pacific stock exchanges and the London and Swiss stock exchanges. NYSE ticker symbol: LLY. Most newspapers list the stock as "Lilly (Eli) and Co."

Transfer agent and registrar

Wells Fargo Shareowner Services
Mailing address: Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Overnight address: 161 North Concord Exchange
South St. Paul, Minnesota 55075
Telephone: 1-800-833-8699
E-mail: stocktransfer@wellsfargo.com
Internet: http://www.wellsfargo.com/com/shareowner_services

Dividend reinvestment and stock purchase plan

Wells Fargo Shareowner Services administers the Shareowner Service Plus Plan, which allows registered shareholders to purchase additional shares of Lilly common stock through the automatic investment of dividends. The plan also allows registered shareholders and new investors to purchase shares with cash payments, either by check or by automatic deductions from checking or savings accounts. The minimum initial investment for new investors is $1,000. Subsequent investments must be at least $50. The maximum cash investment during any calendar year is $150,000. Please direct inquiries concerning the Shareowner Service Plus Plan to:

Wells Fargo Shareowner Services
Shareowner Relations Department
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 1-800-833-8699

Online delivery of proxy materials

Shareholders may now elect to receive annual reports and proxy materials online. This reduces paper mailed to the shareholder's home and saves the company printing and mailing costs. To enroll, go to http://proxyonline.lilly.com and follow the directions provided.

Policy on the issue of access to medicines

Lilly's policy on the issue of patient access to medicines is available online: www.lilly.com/about/overview/access/access.html

Affinitak™	(LY900003 and formerly ISIS 3521, ISIS Pharmaceuticals), Lilly
Actos®	(pioglitazone hydrochloride, Takeda), Takeda Chemical Industries, Ltd.
Alimta®	(pemetrexed disodium, Lilly)
Axid®	(nizatidine, Lilly), Reliant Pharmaceuticals, LLC
Ceclor®	(cefaclor, Lilly)
Cialis®	(tadalafil, ICOS), Lilly ICOS LLC
Coban®	(monensin sodium, Elanco)
Cymbalta™	(duloxetine hydrochloride, Lilly)
Evitsa®	(raloxifene hydrochloride, Lilly)
Forteo®	(teriparatide of recombinant DNA origin, Lilly)
Gemzar®	(gemcitabine hydrochloride, Lilly)
Humalog®	(insulin lispro of recombinant DNA origin, Lilly)
Humatrope®	(somatropin of recombinant DNA origin, Lilly)
Humulin®	(human insulin of recombinant DNA origin, Lilly)
Permax®	(pergolide mesylate, Lilly)
Prozac®	(fluoxetine hydrochloride, Dista)
Prozac® Weekly™	(fluoxetine hydrochloride, Lilly)
ReoPro®	(abciximab, Centocor), Lilly
Rumensin®	(monensin sodium, Elanco)
Sarafem®	(fluoxetine hydrochloride, Lilly), Galen (Chemicals) Limited
Strattera®	(atomoxetine hydrochloride, Lilly)
Symbyax™	(olanzapine/fluoxetine hydrochloride, Lilly)
Tylan®	(tylosin, Elanco)
Vancocin®	(vancomycin hydrochloride, Lilly)
Xigris®	(drotrecogin alfa (activated), Lilly)
Zyprexa®	(olanzapine, Lilly)

Actos® is a trademark of Takeda Chemical Industries, Ltd.
Axid® is a trademark of Reliant Pharmaceuticals, LLC.
Cialis® is a trademark of Lilly ICOS LLC.
EVA® is a trademark of Stern Stewart & Co.
Sarafem® is a trademark of Galen (Chemicals) Limited.

ANNUAL MEETING ADMISSION TICKET

Eli Lilly and Company 2004 Annual Meeting of Shareholders
Monday, April 19, 2004
11 a.m. EST (Indianapolis time)

Lilly Center Auditorium
Lilly Corporate Center
Indianapolis, Indiana 46285

The top portion of this page will be required to admit you to the meeting.
Please write your name and address in the space provided below and present this ticket when you enter the Lilly Center.

A reception (beverages only) will be held from 9:30 to 10:45 a.m. in the Lilly Center.

Name ______________________________

Address ______________________________

City, State, and Zip Code ______________________________

Detach here

Detach here



I-865
I-465
I-69
I-65
US 31
Meridian Street
I-74
I-65
I-70
I-65
I-70
Washington Street
US 40
I-70
I-74
I-65
I-465



Ohio Street
Ohio Street
Market Street
Washington Street
Washington Street
Maryland Street
West Street
Captiol Avenue
Illinois Street
Meridian Street
Pennsylvania Street
Delaware Street
Virginia Avenue
East Street
College Avenue
I-65
I-70
South Street
South Street
Fletcher Ave.
Missouri Street
McCarty Street
Meridian Street
Madison Avenue
P
I-70
EXIT 79B
EXIT 79B
I-65

Directions and Parking

From I-70 take Exit 79B; follow signs to McCarty Street. Turn right (east) on McCarty Street; go straight into Lilly Corporate Center. You will be directed to parking. **Be sure to take the admission ticket (the top portion of this page) with you to the meeting and leave this parking pass on your dashboard.**

Take the top portion of this page with you to the meeting.

Detach here

Detach here

Eli Lilly and Company
Annual Meeting of Shareholders
April 19, 2004

Complimentary Parking
Lilly Corporate Center

Please place this identifier on the dashboard of your car as you enter Lilly Corporate Center so it can be clearly seen by security and parking personnel.

Answers That Matter.

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285 USA

www.lilly.com